As filed with the Securities and Exchange Commission on April 14, 2011

Registration No. 333-173001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

FORM F-1

REGISTRATION STATEMENT

Under The Securities Act of 1933

SEQUANS COMMUNICATIONS S.A.

(Exact Name of Corporation as Specified in its Charter)

French Republic	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Sequans Communications S.A.

19 Le Parvis

92073 Paris-La Défense, France

Telephone : +33 1 70 72 16 00

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

GKL Corporate/Search, Inc.

915 L Street, Suite 1250

Sacramento, California 95814

Telephone: +1 916 442 7652

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to

John V. Bautista, Esq. Christopher A. Grew, Esq. Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, California 94025 Telephone: +1 650 614 7400 Facsimile: +1 650 614 7401	Timothy R. Curry, Esq. Linda A. Hesse, Esq. Jones Day 1755 Embarcadero Road. Palo Alto, California 94303 Telephone: +1 650 739 3939 Facsimile: +1 650 739 3900

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, April 14, 2011

Preliminary Prospectus

American Depositary Shares

Representing 9,166,666 Ordinary Shares

This is the initial public offering of American Depositary Shares, or ADSs, representing ordinary shares of Sequans Communications S.A., a French company. Each ADS will represent one ordinary share, nominal value €0.02 per share. We are offering 6,666,666 ADSs and the selling shareholders identified in this prospectus are offering an aggregate of 2,500,000 ADSs. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. Prior to this offering, there has been no public market for the ADSs or our ordinary shares. The estimated initial public offering price is between $11.00 and $13.00 per ADS.

We have applied to list the ADSs on the New York Stock Exchange, or NYSE, under the symbol “SQNS”.

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling shareholders, before expenses	$	$

We and the selling shareholders have granted the underwriters an option to purchase up to an aggregate of 1,375,000 additional ADSs at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters are offering the ADSs as set forth under “Underwriting”. Delivery of the ADSs will be made on or about                     , 2011.

UBS Investment Bank	Jefferies

Baird	Needham & Company, LLC	Natixis

The date of this prospectus is                     , 2011.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                     , (the 25th date after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their allotments or subscriptions.

Unless we indicate otherwise, U.S. dollar translations of euro amounts presented in this prospectus are translated at the rate of €1.00 = $1.3269, the noon buying rate for euros in New York City on December 30, 2010, set forth in the H.10 statistical release of the Federal Reserve Board.

Prospectus Summary

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. Unless otherwise indicated, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries.

Overview

We are a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and radio frequency, or RF, transceiver integrated circuits, or ICs, along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low latency, strong signal reach, low power consumption and high reliability in a small form factor and at a low cost.

We leverage our deep understanding of system-level architecture and our advanced wireless signal processing and RF expertise to provide 4G semiconductor solutions for a wide range of wireless broadband devices. Our solutions serve as the core wireless broadband communications platform in these devices, including smartphones; USB dongles; portable routers; embedded wireless modems for laptops, netbooks, tablets, and other consumer multimedia and industrial devices; consumer premises equipment, or CPE, such as residential gateways; and basestations. Since 2005 through 2010, we have shipped over 6.3 million semiconductor solutions, which have been deployed by leading wireless carriers around the world. Our solutions are incorporated into the highly successful HTC EVO 4G, the first mass-market 4G smartphone, which was launched by Sprint in the United States in June 2010, as well as the HTC EVO Shift smartphone, launched by Sprint in January 2011. In February 2011, KDDI announced that the HTC EVO WiMAX smartphone, which also incorporates our solutions, is expected to be introduced in Japan in April 2011. In addition, on March 22, 2011, Sprint announced the HTC EVO View 4G 7” tablet computer and the HTC EVO 3D smartphone, both of which incorporate our solutions.

According to ABI Research, the number of 4G chipsets shipped annually will increase from 14.5 million in 2010 to 245.9 million in 2014, representing a compound annual growth rate, or CAGR, of approximately 103%. Our semiconductor solutions support the two commonly accepted wireless broadband 4G protocols, Worldwide Interoperability for Microwave Access, or WiMAX, and Long-Term Evolution, or LTE. Our products have been deployed by many wireless carriers worldwide, including 7 of the 10 largest WiMAX carriers globally by number of subscribers according to BWA Research UK. Given that WiMAX and LTE share a common technology platform, we have also leveraged our leadership in WiMAX to successfully develop LTE semiconductor solutions that are being deployed globally as existing 2G and 3G networks are upgraded to 4G. Our LTE solutions are currently in trials with wireless carriers in the United States and China, where China Mobile has successfully demonstrated its LTE capabilities using our solution at the World Expo in Shanghai and at the Asian Games in Guangzhou, which were both held in 2010. Our solutions are incorporated into devices sold by many leading original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, including HTC, Huawei, MitraStar Technology (a spin-off of Zyxel), Gemtek, Sagemcom, Teltonika, Accton Wireless Broadband and ZTE.

For 2008 and 2010, our total revenue increased from $22.7 million to $68.5 million and our annual net loss decreased from $8.3 million to $2.7 million. One customer, HTC, accounted for 66% of our total revenue in 2010.

Industry Overview

The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. Wireless technologies have evolved through successive generations of protocols driven by the need for more efficient networks with greater bandwidth and adequate capacity to handle a rising number of subscribers and increasing usage of data services. Unable to effectively address the fast growing demand for wireless broadband services in a cost-effective manner using 2G and 3G networks that are constrained by legacy technologies that were originally designed for voice traffic, many wireless carriers are moving to 4G networks using WiMAX or LTE, which provide peak downlink data capacity of 46 megabits per second, or Mbps, and of 173 Mbps, respectively, to enable higher data throughput.

4G architecture represents a fundamental technological change in the design of wireless communication networks. 2G and 3G networks were originally designed to support voice communications and utilize older circuit switching technology based on wireline telephone system design concepts. Circuit switching technology is inflexible as it requires a continuous dedicated connection between the source and destination of the communication, and is inefficient as network capacity is wasted on connections that are established but not in continuous use. 4G, which employs concepts such as packet switching and internet protocol, or IP, improves the efficiency, scalability and performance of data networks. Packet switching technology makes more efficient use of network capacity for data communication by transmitting data in packets over multiple shared connections as compared to a dedicated connection. Orthogonal Frequency Division Multiple Access, or OFDMA, and Multiple-Input Multiple-Output, or MIMO, have emerged as key technologies that increase efficient use of spectrum, signal reliability, throughput and range in 4G networks compared to 2G and 3G networks. Both commonly accepted 4G protocols, WiMAX and LTE, are IP-based, share the same OFDMA and MIMO technologies and have very similar radio designs, coding schemes and signal processing algorithms.

Suppliers of 4G semiconductor solutions face significant execution challenges due to the ongoing evolution of wireless protocols, rapid product lifecycles and extensive certification processes, which require sustained product development excellence and ongoing collaboration with carriers to meet technology needs. In addition, high performance standards, system integration, power efficiency, shrinking form factors and the need to reduce cost create challenges that 4G semiconductor solution suppliers must overcome.

Our Competitive Strengths

We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

▪

A strong track record of execution in 4G.    We were an early provider of WiMAX products and have been shipping our wireless broadband semiconductor solutions since 2005. We believe we have a strong position in the WiMAX market and are an early leader in the LTE market;

▪

Understanding of wireless system-level architecture and expertise in signal processing.    We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s deep experience and expertise in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX and LTE;

▪	High performance solutions for 4G applications. We offer high performance solutions for use in a wide variety of 4G-enabled devices; and

▪

Fully integrated 4G solutions.    We believe that we provide the industry’s most highly integrated 4G semiconductor solutions integrating baseband, RF and other functionality into a single die or package.

Our Strategy

Our goal is to be the leading provider of next-generation wireless semiconductors by providing best-in-class solutions that enable mass-market adoption of 4G technologies worldwide. Key elements of our strategy include:

▪

Maintaining and extending our market position in WiMAX.    We intend to maintain our market position in WiMAX by growing our revenues through continued penetration into 4G WiMAX devices that are deployed by large wireless carriers and the expansion of our sales in CPE broadband wireless applications for emerging markets;

▪

Leveraging WiMAX expertise to become a leader in LTE.    We are leveraging our strong market position and technical expertise in WiMAX to deploy best-in-class LTE solutions, as WiMAX and LTE share many common technologies;

▪

Continuing to provide complete 4G-specific semiconductor solutions.    We believe single-mode 4G solutions, such as those in our portfolio, are the most appropriate and cost-effective approach for providing high-speed data connectivity in a more efficient manner in data-only devices such as USB dongles, embedded applications and CPE devices. In smartphones, our 4G solutions provide independent RF functionality implemented separately from their legacy 2G or 3G counterparts, significantly simplifying RF system design; and

▪

Extending our relationships across the wireless industry to facilitate broad adoption of 4G technologies.    Our relationships with OEMs, ODMs, infrastructure vendors and wireless carriers, including our global interoperability testing partnerships, offer a key advantage and act as a strong differentiator of our solutions.

Risk Factors

Our business is subject to a number of risks, which you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. The following is a summary of some of the principal risks we face:

▪	We have a history of losses, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

▪	We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand customer relationships, our business could be harmed.

▪

We currently derive substantially all of our revenue from sales of our semiconductor solutions to the WiMAX segment of the 4G market. If the WiMAX market declines, our results of operations will be harmed.

▪	If the LTE market does not develop or develops more slowly than expected, or if we fail to accurately predict market requirements or market demand for LTE solutions, our business will be harmed.

▪

We depend on commercial deployment and upgrades of 4G wireless communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay or are unsuccessful in the commercial deployment of or upgrades to 4G technology or if they deploy technologies that are not supported by our solutions.

▪

If we are unsuccessful in developing and selling new products on a timely and cost-effective basis or in penetrating new markets, including the LTE market, our business and operating results would suffer.

Corporate Information

We were incorporated as a société anonyme under the laws of the French Republic on October 7, 2003, for a period of 99 years. We are registered at the Nanterre Commerce and Companies Register under the number 450 249 677. Our principal executive offices are located at 19 Le Parvis, 92073 Paris-La Défense, France, and our telephone number is +33 1 70 72 16 00. Our agent for service of process in the U.S. is GKL Corporate/Search, Inc., 915 L Street, Suite 1250, Sacramento, California 95814.

Our website is www.sequans.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Price per ADS	We currently estimate that the initial public offering price per ADS will be between $11.00 and $13.00

ADSs offered by us	6,666,666 ADSs representing 6,666,666 ordinary shares

ADSs offered by the selling shareholders	2,500,000 ADSs representing 2,500,000 ordinary shares

Over-allotment option	We and the selling shareholders have granted a 30-day option (commencing on the date of this prospectus) to the underwriters to purchase up to an aggregate of 1,375,000 additional ADSs, including 1,000,000 ADSs from us and 375,000 ADSs from the selling shareholders, to cover over-allotments, if any.

American Depositary Shares	Each ADS will represent one ordinary share, nominal value €0.02 per share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Receipts”. We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon

ADSs outstanding after the offering	34,521,629 ADSs representing 34,521,629 ordinary shares (or 35,521,629 ADSs representing 35,521,629 ordinary shares if the underwriters exercise their over-allotment option in full)

Use of proceeds	We intend to use the proceeds from this offering for general corporate purposes. We will not receive any proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Proposed NYSE symbol	SQNS

Lock-Up	We, the selling shareholders, our directors, executive officers, employees and substantially all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or options or warrants to purchase our ordinary shares for a period of 180 days or more after the date of this prospectus. See “Underwriting”. In addition, Natixis and any shares issued upon conversion of the convertible notes are subject to the lock-up period.

Financial advisor

We have retained Qatalyst Partners LP, or Qatalyst, to act as our independent financial advisor in connection with this offering. Qatalyst is engaged to represent our interests only and conducts no business with other offering participants. Qatalyst is independent of the underwriters and does not engage in proprietary trading or asset management, nor is it a party to any securities purchase agreement with us, the underwriters or investors in relation to this offering. Qatalyst’s principal services to us consist of (i) analyzing our business, condition and financial position, including advice on positioning the offering in the market, (ii) assisting us in assessing the relative strengths of prospective underwriters and in selecting the underwriting syndicate in light of our business and the industry in which we operate, (iii) advising us on, and negotiating on our behalf with the underwriters the key terms of any underwriting arrangements, (iv) advising us on, and negotiating on our behalf with the underwriters the fee structure for the underwriters, (v) advising us on, and assisting us in negotiating, the final pricing terms with the underwriters, and (vi) advising us in determining allocations in this offering.

Qatalyst is not acting as an underwriter and will not sell or offer to sell any securities in this offering, nor will it identify or solicit potential investors in this offering. For its services, we will pay Qatalyst 1% of the gross proceeds to us from this offering. Qatalyst will also be reimbursed by us for its reasonable out-of-pocket expenses in an amount up to $12,500.

From January 2008 through June 2010, we had a convertible notes subscription facility with Natixis, an affiliate of Natixis Bleichroeder LLC, one the underwriters of this offering, of up to €10.0 million ($14.7 million). Of this amount, €2.5 million ($3.3 million) was drawn down in October 2008 in the form of convertible notes. Natixis has the option to convert the notes into ordinary shares at the IPO price or to request repayment of the notes. In May 2010, we entered into a factoring agreement with Natixis Factor, also an affiliate of Natixis Bleichroeder LLC, whereby a line of credit is made available to us equal to 90% of the face value of the accounts receivable from qualifying customers. We pay a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. As of March 31, 2011, we owed $3.9 million pursuant to this agreement. We will not use any of the proceeds of this offering to repay any of our indebtedness to Natixis, Natixis Factor or any of their affiliates, including the €2.5 million ($3.3 million) outstanding under the convertible notes subscription facility or the $3.9 million currently owed under the factoring agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

On March 8, 2011, our shareholders approved and authorized the issue of 1,750,000 shares pursuant to stock option plans, founders warrants, warrant plans or restricted share plans. On March 8, 2011, our board of directors granted 1,058,500 founders warrants and 127,000 stock options under these plans. All founders warrants and stock options were granted with an exercise price of $8.62. Of the founders warrants and stock options granted, 960,000 were granted to our executive officers, with current market values based on the mid-point of the estimated offering price range, as follows: Chairman and Chief Executive Officer, 500,000 ($6,000,000); Chief Financial Officer, 112,500 ($1,350,000); Vice President, Engineering, 150,000 ($1,800,000); Vice President, Worldwide Sales, 40,000 ($480,000); Vice President, Marking and Business Development, 40,000 ($480,000); Vice President, Manufacturing Operations, 70,000 ($840,000); and Vice President, Product Line Management, 47,500 ($570,000). The stock options and founders warrants granted to our executive officers vest with respect to 25% of the shares 12 months after the completion of this offering, with the remaining 75% to vest monthly over the next 36 months. Our board of directors determined to make such grants in March 2011 based upon a compensation study commissioned by our board that evaluated the equity compensation of our executive officers and a change in French tax law that would make it more expensive for us to grant equity awards following this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-Based Compensation” and “Management—Compensation of Executive Officers and Directors—Equity Plans” for additional information.

The number of our ordinary shares outstanding after this offering is based on 27,854,963 ordinary shares, assuming conversion of all outstanding preference shares into ordinary shares as described below, outstanding at March 31, 2011, and excludes, at March 31, 2011:

▪	an aggregate of 564,500 shares available for issue under stock options, founders warrants and warrants pursuant to our currently outstanding equity plans;

▪

3,766,400 shares issuable upon the exercise of outstanding stock options, founders warrants and warrants granted pursuant to our currently outstanding equity plans at a weighted average exercise price of €4.34 ($5.76) per share;

▪	82,500 shares issuable upon exercise of warrants issued in connection with a sale-leaseback transaction; and

▪

the conversion of €2.5 million ($3.3 million) aggregate principal amount of convertible notes held by Natixis, a French financial institution, into shares at a conversion price equal to the initial public offering price (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” for additional information).

Unless otherwise noted, all information in this prospectus reflects or assumes the following:

▪	a 1-for-2 reverse split of our share capital that was effective on April 12, 2011;

▪	no exercise of the over-allotment option by the underwriters;

▪	no exercise of options or warrants outstanding at March 31, 2011; and

▪	the conversion of all of our outstanding preference shares into an aggregate of 27,854,963 ordinary shares that was effective on April 12, 2011.

Summary Consolidated Financial Information

The following tables summarize our consolidated financial information for the periods indicated. The consolidated statements of operations data for each of the three years ended December 31, 2008, 2009 and 2010, and the consolidated statements of financial position data at December 31, 2010, are derived from, and qualified by reference to, our audited Consolidated Financial Statements included elsewhere in this prospectus. You should read all of this information in conjunction with our Consolidated Financial Statements and the accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for future periods.

Our Consolidated Financial Statements included in this prospectus were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Years ended December 31,
	2008	2009	2010

	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$15,777	$15,564	$64,933
Other revenue	6,967	3,992	3,611

Total revenue	22,744	19,556	68,544

Cost of revenue(1):
Cost of product revenue	7,370	7,863	33,272
Cost of other revenue	320	330	340

Total cost of revenue	7,690	8,193	33,612
Gross profit	15,054	11,363	34,932
% of revenue	66%	58%	51%
Operating expenses(1):
Research and development	12,030	13,857	18,024
Sales and marketing	8,277	9,242	13,620
General and administrative	3,546	3,410	3,980

Total operating expenses	23,853	26,509	35,624

Operating income (loss)	(8,799)	(15,146)	(692)
Financial income (expense)	593	(1,665)	(1,850)
Profit (Loss) before income taxes	(8,206)	(16,811)	(2,542)
Income tax expense (benefit)	70	61	150
Profit (Loss)	$(8,276)	$(16,872)	$(2,692)

Basic earnings (loss) per share(2)	$(0.36)	$(0.73)	$(0.11)

Diluted earnings (loss) per share(2)	$(0.36)	$(0.73)	$(0.11)

Number of shares used for computing(2):
Basic	22,906	23,257	24,980

Diluted	22,906	23,257	24,980

The following table presents consolidated statements of financial position data at December 31, 2010:

▪	on an actual basis (which considers all preference shares as ordinary shares); and

▪

on a pro forma basis to reflect the receipt by us of the estimated net proceeds from the sale of 6,666,666 ADSs by us in this offering at an assumed initial public offering price of $12.00 per ADS, the mid-point of the estimated offering price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	At December 31, 2010
	Actual	Pro Forma

	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$9,739	$82,293
Total current assets	39,365	111,919
Total assets	49,717	122,271
Current loans and borrowings	3,564	3,564
Total current liabilities	27,556	27,556
Total equity	20,699	93,253

(1)	Includes share-based compensation as follows:

	Years ended December 31,
	2008	2009	2010

	(in thousands)
Cost of revenue	$31	$24	$23
Operating expenses	902	1,151	1,108

Share-based compensation	$933	$1,175	1,131

(2)	Since we had no ordinary shares outstanding as of such dates, all preference shares were reflected as ordinary shares in the calculation. In addition, this reflects a 1-for-2 reverse split of our share capital that was effective on April 12, 2011.

Risk Factors

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing the ADSs. The risks below include risks we consider material of which we are currently aware. Investing in the ADSs involves a high degree of risk. If any of the following risks actually occur, we may be unable to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of the ADSs could decline due to the occurrence of any of these risks, or for reasons different than the risks set forth below, and you may lose all or a part of your investment. Please read “Cautionary Notice Regarding Forward-Looking Statements”.

Risks Related to Our Business and Industry

Fluctuations in our operating results on a quarterly or annual basis and difficulty predicting our quarterly operating results could cause the market price of the ADSs to decline.

Our revenue and operating results have fluctuated significantly from period to period in the past and will do so in the future. As a result, you should not rely on period-to-period comparisons of our operating results as an indication of our future performance. In future periods, our revenue and results of operations may be below the expectations of analysts and investors, which could cause the market price of the ADSs to decline.

Factors that may cause our operating results to fluctuate include:

▪	reductions in orders or cancellations by our customers, particularly HTC and Huawei;

▪	changes in the size, growth or growth prospects of the WiMAX and LTE markets;

▪	changes in the competitive dynamics of our market, including new entrants or pricing pressures, and our ability to compete in the LTE market;

▪	timing and success of commercial deployments of and upgrades to 4G wireless networks;

▪	timely availability, at a reasonable cost, of adequate manufacturing capacity with the sole foundry that manufactures our products;

▪	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

▪	changes in manufacturing costs, including wafer, test and assembly costs, mask costs and manufacturing yields;

▪	the timing of product announcements by competitors or us; and

▪	costs associated with litigation, especially related to intellectual property.

Moreover, sales of our semiconductor solutions fluctuate from period to period due to cyclicality in the semiconductor industry and the short product life cycles and wide fluctuations in product supply and demand characteristic of this industry. We expect these cyclical conditions to continue. Due to our limited operating history, we have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow down in the first quarter of each year during the lunar new year period, which could harm our sales and results of operations during the period. Our expense levels are relatively fixed in the short-term and are based, in part, on our future revenue projections. If revenue levels are below our expectations, we may experience declines in margins and profitability or incur a loss from our operations. As a result, our quarterly operating results are difficult to predict, even in the near term, which may result in our revenue and results of operations being below the expectations of analysts and investors and which could cause the market price of the ADSs to decline.

We have a history of losses, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $8.3 million, $16.9 million and $2.7 million in 2008, 2009 and 2010, respectively. At December 31, 2010, our accumulated deficit was $54.3 million. We expect to incur significant expense related to the development of our products and expansion of our business, including research and development and sales and administrative expenses. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. Our revenue growth trends in prior periods may not be sustainable. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand customer relationships, our business could be harmed.

A significant amount of our total revenue is attributable to a small number of customers and we anticipate that this will continue to be the case for the foreseeable future. These customers may decide not to purchase our semiconductor solutions at all, to purchase fewer semiconductor solutions than they did in the past or to alter the terms on which they purchase our products. In addition, to the extent that any customer represents a disproportionately high percentage of our accounts receivable, our exposure to that customer is further increased should they be unable or choose not to pay such accounts receivable on a timely basis or at all.

Our top ten customers accounted for 58%, 70% and 91% of our total revenue in 2008, 2009 and 2010, respectively. HTC accounted for 66% of our total revenue in 2010 and less than 10% for each of 2008 and 2009. HTC also accounted for 63% of our accounts receivable at December 31, 2010. Huawei accounted for less than 10%, 30% and less than 10% of our total revenue in 2008, 2009 and 2010, respectively. We expect that these customers, who currently purchase WiMAX solutions exclusively, will continue to represent a significant percentage of our revenue in future periods because we expect that the number of new WiMAX customers is likely to be limited as customers prepare for the adoption and commercialization of LTE technology. We also expect to have a limited number of LTE customers and to experience similar customer concentration in that market as it evolves. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.

We currently derive substantially all of our revenue from sales of our semiconductor solutions for the WiMAX segment of the 4G market. If the WiMAX market declines, our results of operations will be harmed.

We currently derive substantially all of our revenue from the sale of our semiconductor solutions for the WiMAX market and expect to do so through at least 2011. If the WiMAX market declines, our results of operations would be harmed. In addition to the impact of factors unique to the WiMAX market and the impact of global economic factors, the WiMAX market may decline significantly in anticipation of LTE deployments. If customers believe LTE deployments will provide the same or superior coverage as WiMAX networks in the near future, customers may prefer to adopt LTE services and products instead of WiMAX, which in turn is likely to cause the WiMAX market to grow at a slower pace than expected or to decline. If the WiMAX market declines prior to the commercial viability and acceptance of our LTE solutions, our business, operating results and financial condition will be harmed.

If the LTE market does not develop or develops more slowly than expected, or if we fail to accurately predict market requirements or market demand for LTE solutions, our business will be harmed.

We have invested substantial time and resources in developing products that support LTE. If we fail to accurately predict market requirements or market demand for LTE, or if our solutions are not successfully developed or adopted by our customers, our business will suffer. If LTE networks are deployed to a lesser extent or more slowly than we currently anticipate, or if other competing 4G protocols achieve greater market acceptance or operators do not migrate to LTE, we may not realize any benefits from this investment. As a result, our business will be harmed.

Our semiconductor solutions currently focus solely on 4G protocols. If certain wireless carriers, OEMs or ODMs require 4G solutions to have backwards compatibility with 2G/3G protocols, companies that also provide a 2G/3G solution may be able to compete more effectively than we can, and our results of operations may be harmed.

Our semiconductor solutions currently focus solely on 4G protocols, including WiMAX and LTE. While our 4G-specific solutions can be incorporated into a given device alongside 2G/3G solutions, some wireless carriers, or OEMs or ODMs serving such carriers, that have deployed substantial 3G networks or that prefer to deal with a single company for their 2G/3G and 4G solutions may require 4G semiconductor solutions that include backwards compatibility with 2G/3G protocols. As a result, to compete effectively for design wins with these carriers, OEMs or ODMs, we may be required to acquire or license a solution compatible with 2G/3G protocols or to partner with an entity that offers such a solution. Such a plan would take considerable time and investment, and our competitors that have 2G/3G capabilities may be able to compete more effectively for those design opportunities. As a result, our results of operations would be harmed.

We depend on the commercial deployment of and upgrades to 4G wireless communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay or are unsuccessful in the commercial deployment of or upgrades to 4G technology or if they deploy technologies that are not supported by our solutions.

We depend upon the commercial deployment of and upgrades to 4G wireless communications equipment, products and services based on our technology. While many wireless carriers have commercially deployed 3G networks, we cannot predict the timing or success of commercial deployments of 4G networks or further expansion of 3G networks to include or support 4G protocols. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. In the past, wireless carriers have cancelled or delayed planned deployments of new networks. If existing deployments are not commercially successful or do not continue to grow their subscriber base, or if new commercial deployments of 4G networks are delayed or unsuccessful, our business and financial results would be harmed.

During network deployment, wireless carriers often anticipate a certain rate of subscriber additions and, in response, operators typically procure devices to satisfy this forecasted demand. If the rate of deployment of new networks by wireless carriers is slower than we expect or if 4G technology is not as widely adopted by consumers as we expect, the rate of subscriber additions may be slower than expected, which will reduce the sales of our products and cause OEMs and ODMs to hold excess inventory. This would harm our sales and our financial results. A limited number of wireless carriers have started testing 4G networks and a smaller number of wireless carriers have launched limited 4G networks, but the timing and extent of 4G network deployments remains uncertain, and we might not be successful in developing and marketing our semiconductor solutions targeting 4G markets.

In addition, wireless carriers may choose to deploy technologies not supported by our solutions. If a 4G technology that is not supported by our semiconductor solutions gains significant market share or is favored by a significant wireless carrier, we could be required to expend a significant amount of time and capital to develop a solution that is compatible with that alternative technology. If we are not successful, we could lose design wins with respect to that technology and our business and financial results would be harmed. Moreover, once a competitor’s solution is chosen by a wireless carrier, OEM or ODM we will have difficulty supplanting those solutions with ours.

If we are unsuccessful in developing and selling new products on a timely and cost-effective basis or in penetrating new markets, including the LTE market, our business and operating results would suffer.

The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or do not achieve market acceptance, our operating results and competitive position would suffer.

The success of our new products will depend on accurate forecasts of future technological developments, customer and consumer requirements and long-term market demand, as well as on a variety of specific implementation factors, including:

▪	accurate prediction of the size and growth of the WiMAX and LTE markets;

▪	accurate prediction of changes in device manufacturer requirements, technology, industry standards or consumer expectations, demands and preferences;

▪

timely and efficient completion of process design and transfer to manufacturing, assembly and test, and securing sufficient manufacturing capacity to allow us to continue to timely and cost-effectively deliver products to our customers;

▪	market acceptance, adequate consumer demand and commercial production of the products in which our semiconductor solutions are incorporated;

▪	the quality, performance and reliability of our products as compared to competing products and technologies; and

▪	effective marketing, sales and customer service.

The markets for our semiconductor solutions are characterized by frequent introduction of next generation and new products, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which could reduce our gross margins and harm our operating performance. If we fail to timely introduce new products that meet the demands of our customers or our target markets, or if we fail to penetrate new markets, our revenue will decrease and our financial condition would suffer.

We depend on one independent foundry to manufacture our products and do not have a long-term agreement with such foundry, and loss of this foundry or other failure to obtain sufficient foundry capacity would significantly delay our ability to ship our products, cause us to lose revenue and market share and damage our customer relationships.

Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We depend on a sole independent foundry, Taiwan Semiconductor Manufacturing Company Limited, or TSMC, in Taiwan to manufacture our semiconductor wafers. Because we outsource our manufacturing to a single foundry, we face several significant risks, including:

▪	constraints in or unavailability of manufacturing capacity;

▪	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

▪	the unavailability of, or potential delays in obtaining access to, key process technologies.

If we do not accurately forecast our capacity needs, TSMC may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could harm our business, results of operations or financial condition. For example, in the third quarter of 2010, an unexpected sharp increase in demand for one of our products caused us to incur capacity utilization surcharges from TSMC in order to secure the necessary capacity and production of our semiconductor solutions in quantities and on a timeline sufficient to meet our customers’ expectations. Payment of these surcharges increased our cost of product revenue significantly and reduced our product margins in the third quarter of 2010 and for the year ended December 31, 2010.

The ability of TSMC to provide us with semiconductor wafers is limited at any given time by their available capacity and we do not have a guaranteed level of manufacturing capacity. We do not have any agreement with TSMC and place our orders on a purchase order basis. As a result, if TSMC raises its prices or is not able to satisfy our required capacity for any reason, including natural or other disasters, allocates capacity to larger customers or to different sectors of the semiconductor industry, experiences labor issues or shortages or delays in shipment of semiconductor equipment or materials used in the manufacture of our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, in a timely manner, or at all.

Locating and qualifying a new foundry would require a significant amount of time, which would result in a delay in production of our products. In addition, using foundries with which we have no established relationship could expose us to unfavorable pricing and terms, delays in developing and qualifying new products, unsatisfactory quality or insufficient capacity allocation. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. Many of the customers of TSMC, or foundries that we may use in the future, are larger than we are, or have long-term agreements with such foundries, and as a result those customers may receive preferential treatment from the foundries in terms of price, capacity allocation and payment terms. Any delay in qualifying a new foundry or production issues with any new foundry would result in lost sales and could damage our relationship with existing and future customers as well as our reputation in the market.

If our foundry vendor does not achieve satisfactory yields or quality, our reputation and customer relationships could be harmed.

The fabrication of semiconductor solutions such as ours is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. TSMC, or foundries that we may use in the future, could, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundry vendor could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundry vendor, or defects, integration issues or other performance problems in our semiconductor solutions could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. In addition, because we have a sole source of wafer supply, these risks are magnified because we do not have an alternative source to purchase from should these risks materialize. If TSMC vendor fails to provide satisfactory product to us, we would be required to identify and qualify other sources, which could take a significant amount of time and would result in lost sales. In addition, we indemnify our customers for losses resulting from defects in our products, which costs could be substantial. A product liability or other indemnification claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend.

Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory, which could harm our business.

We do not have firm, long-term purchase commitments from our customers. Substantially all of our sales are made on a purchase order basis which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty. Because production lead times often exceed the amount of time required to fulfill orders, we often must manufacture in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our ability to accurately forecast demand can be harmed by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory, which we may be unable to sell to other customers. Alternatively, if we are unable to project customer requirements accurately, we may not manufacture enough semiconductor solutions, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers significantly increase their requested production quantities with little or no advance notice. If we do not fulfill customer demands in a timely manner, our customers may cancel their orders and we may be subject to customer claims for cost of replacement. Underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory and could harm our operating results, cash flow and financial condition, as well as our relationships with our customers and our reputation in the marketplace.

If customers do not design our semiconductor solutions into their product offerings or if our customers’ product offerings are not commercially successful, our revenue and our business would be harmed.

We sell our semiconductor solutions directly to OEMs who include them in their products, and to ODMs who include them in their products they supply to OEMs. As a result, we rely on OEMs to design our semiconductor solutions into the products they sell. Because our semiconductor solutions are generally a critical component of our customers’ products, they are typically incorporated into our customers’ products at the design stage and the sales cycle typically takes 12 months or more to complete. Without these design wins, our revenue and our business would be significantly harmed. We often incur significant expenditures on the development of a new semiconductor solution without any assurance that an OEM will select our semiconductor solution for design into its own product. Because the types of semiconductor solutions we sell are a critical aspect of an OEM’s product, once an OEM designs a competitor’s semiconductor into its product offering, it becomes significantly more difficult for us to sell our semiconductor solutions to that customer for a particular product offering because changing suppliers involves significant cost, time, effort and risk for the customer. Further, if we are unable to develop new products in a timely manner for inclusion in such products, or if major defects or errors that might significantly impair performance or standards compliance are found in our products after inclusion by an OEM, OEMs will be unlikely to include our semiconductor solutions into their products and our reputation in the market and future prospects would be harmed.

Furthermore, even if an OEM designs one of our semiconductor solutions into its product offering, we cannot be assured that its product will be commercially successful and that we will receive any revenue from that OEM. This risk is heightened because 4G technology is rapidly emerging and most of our customers do not have significant experience designing products utilizing 4G technology. If our customers’ products incorporating our semiconductor solutions fail to meet the demands of their customers or otherwise fail to achieve market acceptance, our revenue and business would be harmed.

If we are unable to compete effectively, we may not increase or maintain our revenue or market share, which would harm our business.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. In the WiMAX market, we compete with suppliers such as Beceem Communications Inc., which was recently acquired by Broadcom Corporation, GCT Semiconductor, Inc. and MediaTek Inc. We also compete with Intel Corporation and Samsung Electronics Co. Ltd., who embed their own WiMAX semiconductor solutions in modules and consumer products, respectively. In the emerging LTE market, we expect to face competition from semiconductor companies such as Broadcom Corporation, Infineon Technologies AG, Intel Corporation, Qualcomm Incorporated, Samsung Electronics Co. Ltd. and ST-Ericsson N.V.

Many of our competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. In addition, recently there has been consolidation within the industry, notably the acquisition of smaller competitors by larger competitors. The significant resources of these larger competitors may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements or to bring new products to market in a more timely manner than us. In addition, these competitors may have greater credibility with our existing and potential customers. Further, many of these competitors are located in Asia or have a significant presence and operating history in Asia and, as a result, may be in a better position than we are to work with manufacturers and customers located in Asia. Moreover, many of our competitors have been doing business with customers for a longer period of time and have well-established relationships, which may provide them with advantages, including access to information regarding future trends and requirements that may not be available to us. In addition, some of our competitors may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies, which may make it difficult for us to gain or maintain market share.

Our ability to compete effectively will depend on a number of factors, including:

▪	our ability to anticipate market and technology trends and successfully develop products that meet market needs;

▪	our ability to deliver products in large volume on a timely basis at competitive prices;

▪	our success in identifying and penetrating new markets, applications and customers;

▪	our ability to accurately understand the price points and performance metrics of competing products in the market;

▪	our products’ performance and cost-effectiveness relative to those of our competitors;

▪	our ability to develop and maintain relationships with key customers, wireless carriers, OEMs and ODMs;

▪	our ability to secure sufficient high quality supply for our products;

▪	our ability to conform to industry standards while developing new and proprietary technologies to offer products and features previously not available in the 4G market; and

▪	our ability to recruit design and application engineers with expertise in wireless broadband communications technologies and sales and marketing personnel.

If we experience material changes to the competitive structure of our industry due to cooperation or consolidation among our competitors, we may not increase or sustain our revenue or market share, which would harm our business.

Our current or future competitors may establish cooperative relationships among themselves or with third parties. In addition, there has recently been consolidation within our industry, notably the acquisition of smaller competitors by larger competitors with significantly greater resources than ours. These events may result in the emergence of new competitors with greater resources and scale than ours that could acquire significant market share, which could result in a decline of our revenue and market share. Our ability to maintain our revenue and market share will depend on our ability to compete effectively despite material changes in industry structure. If we are unable to do so, we may not increase or sustain our revenue or market share, which would harm our business.

If we do not sustain our growth rate our financial results could suffer and the trading price of our ADSs could decline.

We have experienced significant growth in a short period of time. Our total revenue increased from $22.7 million in 2008 to $68.5 million in 2010. We may not achieve similar growth rates in future periods. You should not rely on our revenue growth, gross margins or operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and the trading price of the ADSs could decline.

If we are unable to effectively manage any future growth, we may not be able to execute our business plan and our operating results could suffer.

Our future operating results depend to a large extent on our ability to successfully manage further expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must, among other things, effectively:

▪

recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering, and applications engineering;

▪	add additional sales personnel and expand sales offices;

▪	add additional finance and accounting personnel;

▪	implement and improve our administrative, financial and operational systems, procedures and controls; and

▪

enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

Furthermore, to remain competitive and manage further expansion and growth, we must carry out extensive research and development, which requires significant capital investment. We are also increasing our investment in sales and marketing, general and administrative and other functions to grow our business. We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures, any of which could harm our operating results.

We have significant ongoing capital requirements in addition to our financing arrangements that could have a material effect on our business and financial condition if we are unable to generate sufficient cash from operations.

Our business requires significant capital investment to carry out extensive research and development in order to remain competitive. In addition to cash generated from operations, we have entered into certain financing arrangements and have received interest free loans from a French government agency (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”). If we are unable to generate sufficient cash from operations to fund our capital requirements and do not continue to receive such government support, we may be unable to repay our current borrowings, and may be required to limit our growth, utilize our existing capital, or enter into additional financing arrangements at less favorable terms, any of which could harm our business and financial condition. If our cash from operations and existing financing arrangements and loans are not sufficient to fund our capital requirements, we may not be able to obtain additional financing at all or on terms acceptable to us.

The average selling prices of our semiconductor solutions have historically decreased over time and will likely do so in the future, which could harm our gross profits and financial results.

Average selling prices of our semiconductor solutions have historically decreased over time and we expect such declines to continue to occur. Our gross profits and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced semiconductor solutions on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Even if we are successful in reducing our costs or improving sales volumes, such improvements may not be sufficient to offset declines in average selling prices in the future. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs and our costs may even increase, either of which would reduce our margins. We have reduced the prices of our semiconductor solutions in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

Any increase in the manufacturing cost of our products would reduce our gross margins and operating profit.

The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances or due to other factors, will reduce our gross margins and operating profit. We do not have long-term supply agreements with our manufacturing, test or assembly suppliers and we typically negotiate pricing on a purchase order by purchase order basis. Consequently, we may not be able to obtain price reductions or anticipate or prevent future price increases from our suppliers. Because we have a sole source of wafer supply and limited sources of test and assembly, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.

The semiconductor and communications industries have historically experienced significant fluctuations with prolonged downturns, which could impact our operating results, financial condition and cash flows.

The semiconductor industry has historically been cyclical, experiencing significant downturns in customer demand. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation occurs, it could harm our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints. For example, in the third quarter of 2010, an unexpected sharp increase in demand for one of our products caused us to incur capacity utilization surcharges from our foundry, TSMC, in order to secure the necessary capacity and production of our semiconductor solutions in quantities and on a timeline sufficient to meet our customers’ expectations, resulting in increased costs and lower margins. If this occurs again, we may not be able to obtain sufficient quantities of our semiconductor solutions to meet the increased demand, resulting in lost sales, loss of market share and harm to our customer relationships. We may also have difficulty in obtaining sufficient assembly and test resources from our subcontract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that we target, may harm our ability to generate revenue and could negatively impact our operating results.

The communications industry has experienced pronounced downturns, and these cycles may continue in the future. A future decline in global economic conditions could have adverse, wide-ranging effects on demand for our semiconductor solutions and for the products of our customers, particularly wireless communications equipment manufacturers or other participants in the wireless industry, such as wireless carriers. Inflation, deflation and economic recessions that harm the global economy and capital markets also harm our customers and our end consumers. Specifically, the deployment of new 4G networks requires significant capital expenditures and wireless carriers may choose not to undertake network expansion efforts during an economic downturn or time of other economic uncertainty. Our customers’ ability to purchase or pay for our semiconductor solutions and services, obtain financing and upgrade wireless networks could be harmed, and networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If such economic situations were to occur, our operating results, cash flow and financial condition could be harmed. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year, which may increase the volatility of the price of the ADSs.

Though we rely to a significant extent on proprietary intellectual property, we may not be able to obtain, or may chose not to obtain, sufficient intellectual property rights to provide us with meaningful protection or commercial advantage.

We depend significantly on intellectual property rights to protect our products and proprietary technologies against misappropriation by others. We generally rely on the patent, trademark, copyright and trade secret laws in Europe, the United States and certain other countries in which we operate or in which our products are produced or sold, as well as licenses and nondisclosure and confidentiality agreements, to protect our intellectual property rights.

We may have difficulty obtaining patents and other intellectual property rights, and the patents and other intellectual property rights we have and obtain may be insufficient to provide us with meaningful protection or commercial advantage. We currently do not apply for patent protection in all countries in which we operate. Instead we select and focus on key countries for each patent family. In addition, the protection offered by patents and other intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. For instance, we may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we have filed patent applications or in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope.

We may not be able to adequately protect or enforce our intellectual property against improper use by our competitors or others and our efforts to do say may be costly to us, which may harm our business, financial condition and results of operations.

Our patents and patent applications, or those of our licensors, could face challenges, such as interference proceedings, opposition proceedings, nullification proceedings and re-examination proceedings. Any such challenge, if successful, could result in the invalidation or narrowing of the scope of any such patents and patent applications. Any such challenges, regardless of their success, would also likely be time-consuming and expensive to defend and resolve, and would divert management time and attention. Further, our unpatented proprietary processes, software, designs and trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. While we generally enter into confidentiality agreements with such persons to protect our intellectual property, we cannot assure you that our confidentiality agreements will not be breached, that they will provide meaningful protection for our proprietary technology and trade secrets or that adequate remedies will be available in the event they are used or disclosed without our authorization. Also, intellectual property rights are difficult to enforce in the People’s Republic of China, or PRC, and certain other countries, particularly in Asia, where the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as Europe and the United States. Consequently, because we operate in these countries and all of our manufacturing, test and assembly takes place in Taiwan and Singapore, we may be subject to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage or have licenses.

There can be no assurance that we will be able to protect our intellectual property rights, that our intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable, or that we will have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights. Any inability on our part to adequately protect or enforce our intellectual property may harm our business, financial condition and results of operations. We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel, and we may not prevail in making these claims.

We or our customers may be required to obtain certain so-called “essential patents” in order to comply with applicable standards, which could require us to pay additional royalties on certain of our products. If we are unable to obtain such patents, our business, results of operations, financial condition and prospects would be harmed.

We or our customers may be required to obtain licenses for third-party intellectual property. In particular, we may be required to obtain licenses to certain third-party patents, so-called “essential patents”, that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. If we need to license any third-party intellectual property, essential patents or other technology, we could be required to pay royalties on certain of our products. In addition, while the industry standards bodies and the antitrust laws in certain countries may require participating companies to license their essential patents on fair, reasonable, and nondiscriminatory terms, there can be no assurances that we will be able to obtain such licenses on commercially reasonable terms or at all. Although we have implemented a dedicated standard essential patents licensing-in reference policy, our inability to obtain required third-party intellectual property licenses on commercially reasonable terms or at all could harm our business, results of operations, financial condition or prospects. If our customers are required to obtain such licenses, there can be no assurances that their businesses will not be adversely affected.

Assertions by third parties of infringement by us or our customers of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The markets in which we compete are characterized by rapidly changing products and technologies and there is intense competition to establish intellectual property protection and proprietary rights to these new products and the related technologies. The semiconductor and wireless communications industries, in particular, are characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies.

We may be unaware of the intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights.

We have in the past received and, particularly as a public company operating in a highly competitive marketplace, we expect that in the future we will receive communications and offers from various industry participants and others alleging that we infringe or have misappropriated their patents, trade secrets or other intellectual property rights and/or inviting us to license their technology and intellectual property. Any lawsuits resulting from such allegations of infringement or invitations to license, including suits challenging the WiMAX or the LTE standard, could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

▪	stop selling products or using technology that contain the allegedly infringing intellectual property;

▪	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

▪	incur significant legal expenses;

▪	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

▪	redesign those products that contain the allegedly infringing intellectual property; or

▪	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Our customers could also become the target of litigation relating to the patents and other intellectual property rights of others. This could, in turn, trigger an obligation for us to provide technical support and/or indemnify such customers. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with our customers and cause the sale of our products to decrease. We cannot assure you that claims for indemnification will not be made or that if made, such claims would not materially harm our business, operating results or financial conditions.

Any potential dispute involving our patents or other intellectual property could also include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation, and certain customers have received notices of written offers from our competitors and others claiming to have patent rights in certain technology and inviting our customers to license this technology. Because we indemnify our licensees and customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our license agreements, which could result in substantial payments and expenses by us. In addition to the time and expense required for us to supply support or indemnification to our licensees and customers, any such litigation could severely disrupt or shut down the business of our customers, which in turn could hurt our relations with our customers and cause the sale of our proprietary technologies and products to decrease.

Our failure to comply with obligations under open source licenses could require us to release our source code to the public or cease distribution of our products, which could harm our business, financial condition and results of operations.

Some of the software used with our products, as well as that of some of our customers, may be derived from so-called “open source” software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License, which impose certain obligations on us in the event we were to make available derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the licenses we customarily use to protect our intellectual property. In addition, there is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the determination of which works are subject to the terms of such licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

The complexity of our semiconductor solutions could result in unforeseen delays or expenses from undetected defects or design errors in hardware or software, which could reduce the market acceptance for our semiconductor solutions, damage our reputation with current or prospective customers and increase our costs.

Highly complex semiconductor solutions such as ours can contain defects and design errors, which, if significant, could impair performance or prevent compliance with industry standards. We have not in the past, but may in the future, experience such significant defects or design errors. If any of our semiconductor solutions have reliability, quality or compatibility problems from such defects or design errors we may not be able to successfully correct these problems in a timely manner, or at all. Furthermore, we may experience production delays and increased costs correcting such problems. Consequently, and because our semiconductor solutions are a critical component of our customers’ products, our reputation may be irreparably damaged and customers may be reluctant to buy our semiconductor solutions, which could harm our ability to retain existing customers and attract new customers and harm our financial results. In addition, these defects or design errors could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new semiconductor solution, we may be required to incur additional development costs and product recalls, repairs or replacement costs. Furthermore, we provide warranties on our products ranging from one to two years, and thus may be obligated to refund sales with respect to products containing defects, errors or bugs. These problems may also result in claims against us by our customers or others, all of which could damage our reputation and increase our costs.

The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain specialized technical, management or sales and marketing employees could impair our ability to grow our business.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled management, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel could delay the development and introduction of and harm our ability to sell our semiconductor solutions. We believe that our future success is dependent on the contributions of Georges Karam, our co-founder and chief executive officer, and Bertrand Debray, our co-founder and vice president, engineering. The loss of the services of Dr. Karam, Mr. Debray, other executive officers or certain other key personnel could materially harm our business, financial condition and results of operations. For example, if any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for any such successor and while any successor is integrated into our business and operations.

Our key technical and engineering personnel represent a significant asset and serve as the source of our technological and product innovations. We plan to recruit additional design and application engineers with expertise in wireless broadband communications technologies. We may not be successful in attracting, retaining and motivating sufficient technical and engineering personnel to support our anticipated growth. In addition, to expand our customer base and increase sales to existing customers, we will need to hire additional qualified sales personnel. The competition for qualified marketing, sales, technical and engineering personnel in our industry is very intense. If we are unable to hire, train and retain qualified marketing, sales, technical and engineering personnel in a timely manner, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenue will be harmed.

Rapidly changing standards could make our semiconductor solutions obsolete, which would cause our operating results to suffer.

We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc., or IEEE. We also depend on industry groups such as the WiMAX Forum™, an industry-led, non-profit corporation formed to help promote and certify the compatibility and interoperability of broadband wireless products, to certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, or these industry groups fail to adopt standards compatible with our semiconductor solutions, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.

We outsource our assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products in a timely manner and in accordance with our specifications, our reputation, customer relationships and operating results could suffer.

We rely on third parties for the assembly, testing, warehousing and shipping of our products. We rely on United Test and Assembly Center Ltd., or UTAC, Siliconware Precision Industries Limited, or SPIL, and other third-party assembly and test subcontractors for assembly and testing. We further rely on a single company for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We are unable to maintain the same level of oversight and control of these outsourced operations as we would if we were to conduct them internally.

The services provided by these vendors could be subject to disruption for a variety of reasons, including natural disasters, such as earthquakes, labor disputes, power outages, or if our relationship with a vendor is damaged. If we experience problems at a particular location, we would be required to transfer the impacted services to a backup vendor, which could be costly and require a significant amount of time. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that can be modified to the required product specifications, which may not be possible or cost effective. Further, we do not have any long-term agreements with any of these vendors. If one or more of these vendors terminates its relationship with us, allocates capacity to other customers or if we encounter any problems with our supply chain, it could harm our ability to ship our products to our customers on time and in the quantity required, which in turn could cause an unanticipated decline in our sales and possibly damage our customer relationships.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased costs.

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller geometries and to achieve higher levels of design integration. These ongoing efforts require us from time to time to modify the manufacturing processes for our semiconductor solutions and to redesign some solutions, which in turn may result in delays in product deliveries. We periodically evaluate the benefits of migrating to new process technologies to reduce cost and improve performance. We may face difficulties, delays and increased expenses as we transition our products to new processes. We depend on our relationship with TSMC and our test and assembly subcontractors to transition to new processes successfully. We cannot assure you that TSMC or our test and assembly subcontractors will be able to effectively manage the transition or that we will be able to maintain our relationship with TSMC or our test and assembly vendors or develop relationships with new foundries and vendors if necessary. If TSMC, any of our subcontractors or we experience significant delays in transitioning to smaller geometries or fail to efficiently implement transitions, we could experience reduced manufacturing yields, or delays in product deliveries and increased costs, all of which could harm our relationships with our customers, our margins and our operating results. As new processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as end-customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely or cost-effective basis.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Wireless networks can only operate in the spectrum allowed by regulators and in accordance with rules governing how that spectrum can be used. Regulators in various countries have broad jurisdiction over the allocation of spectrum for wireless networks, and we therefore rely on these regulators to provide sufficient spectrum and usage rules. For example, countries such as China, India, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage. If further restrictions were to be imposed over the frequency bands where our semiconductor solutions are designed to operate, we may have difficulty selling our products in those regions. In addition, our semiconductor solutions operate in the 2.5 and 3.5 gigahertz, or GHz, bands, which in some countries is also used by government and commercial services such as military and commercial aviation. European and United States regulators have traditionally protected government uses of the 2.5 and 3.5 GHz bands by setting power limits and indoor and outdoor designation and requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations or the imposition of new laws and regulations in the markets in which we operate regarding the allocation and usage of the 2.5 and 3.5 GHz band may harm the sale of our products and our business, financial condition and results of operations.

Fluctuations in foreign exchange rates may harm our financial results.

Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2010 would have been $2.1 million.

In the past, due to financing rounds denominated in euros, we had euro cash balances acting as a natural hedge of our operating expense exposure. Commencing in 2009, we entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. However, hedging at best reduces volatility and helps to lock in a target rate for the following six to twelve months but cannot eliminate the fundamental exposure and may not be effective.

Certain natural disasters, such as coastal flooding, large earthquakes or volcanic eruptions, may negatively impact our business. Any disruption to the operations of our foundry and assembly and test subcontractors could cause significant delays in the production or shipment of our products.

If coastal flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt TSMC’s manufacturing facilities or the facilities of our test and assembly contractors, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. For example, substantially all of our semiconductor solutions are manufactured and assembled by third-party contractors located in Taiwan and Singapore. The risk of an earthquake or tsunami in Taiwan or Singapore, such as the major earthquakes that occurred in Taiwan in December 2006 and June 2003, and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundry vendor and assembly and test subcontractors. Even if these facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. Although our third-party contractors did not suffer any significant damage as a result of the most recent earthquakes, the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry vendor or assembly and test capacity. For instance, the recent earthquake and tsunami in Japan, though it did not directly cause damage to any of our third-party contractors, may impair the ability of such contractors to procure components from vendors in Japan, and alternative suppliers may not be available in a timely manner or at all, and may impair the ability of our customers to procure components other than ours that are necessary to their production process, which in turn could result in a slowing of their production and consequently of purchases of our products. Additionally, the dislocation of air transport services following volcanic eruptions in Iceland in April 2010 caused us delays in distribution of our semiconductor solutions. Any disruption resulting from such events could cause significant delays in the production or shipment of our semiconductor solutions as well as significant increases in our transportation costs until we are able to shift our manufacturing, assembling or testing from an affected contractor to an alternative vendor.

Our global operations are subject to risks for which we may not be adequately insured.

Our global operations are subject to many risks including errors and omissions, infrastructure disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers, supply chain interruptions, third-party liabilities and fires or natural disasters. No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. From time-to-time, various types of insurance may not be available on commercially acceptable terms or, in some cases, at all. We cannot assure you that in the future we will be able to maintain existing insurance coverage or that premiums will not increase substantially. We maintain limited insurance coverage and in some cases no coverage for natural disasters and sudden and accidental environmental damages as these types of insurance are sometimes not available or available only at a prohibitive cost. Accordingly, we may be subject to an uninsured or under-insured loss in such situations.

Risks Related to this Offering and Ownership of Our Shares and ADSs

There has been no prior market for the ADSs and an active and liquid market for our securities may fail to develop, which could harm the market price of the ADSs.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the ADSs will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that investors in the market will be willing to pay to buy and sell the ADSs following this offering. If you purchase the ADSs, you may not be able to resell those ADSs at or above the initial public offering price. If an active public market does not develop or is not sustained, it may be difficult for you to sell your ADSs at a price that is attractive to you, or at all. The market price of the ADSs could be subject to wide fluctuations in response to the risk factors listed in this section and others beyond our control, including:

▪	actual or anticipated fluctuations in our quarterly operating results;

▪	failure to meet our or research analysts’ financial projections;

▪	changes in financial estimates by securities research analysts;

▪	conditions in the wireless telecommunications industry;

▪	changes in the economic performance or market valuations of other companies in the wireless telecommunications industry;

▪	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint venture or capital commitments;

▪	addition or departure of key personnel;

▪	fluctuations of exchange rates between the euro and the U.S. dollar;

▪	intellectual property or other litigation;

▪	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs; and

▪	general economic or political conditions in the regions in which we operate.

If securities or industry analysts do not publish research reports about us or our industry, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research reports that industry or securities analysts publish about us or our industry. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

After the offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a direct or indirect controlling influence on us.

Following the completion of this offering, our executive officers and directors, and entities that are affiliated with them, will beneficially own an aggregate of approximately 32.7% of our outstanding ordinary shares. As a result, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of all or substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other shareholders.

The sale or availability for sale of substantial amounts of the ADSs could harm the market price of the ADSs.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 34,521,629 ADSs (equivalent to an equal number of ordinary shares) outstanding immediately after this offering, or 35,521,629 ADSs (equivalent to an equal number of ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and our officers, directors and substantially all of our shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs appreciates.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of the ADSs falls in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. In addition, even if we were to pay a dividend on our ordinary shares, French law may prohibit paying such dividends to holders of the ADSs or the tax implications of such payments may significantly diminish what you receive.

French law may limit the amount of dividends we are able to distribute and exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

Although our Consolidated Financial Statements are denominated in U.S. dollars, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements under the French commercial code in accordance with generally accepted accounting principles in France, which we refer to as French GAAP. Please see “Description of Share Capital—Dividend and Liquidation Rights” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France. In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us and (ii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary share so that you can vote them yourself. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company; our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

As a foreign private issuer listed on the NYSE, we will be subject to NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from NYSE corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to comply with the NYSE corporate governance listing standards to the extent possible under French law. However, if we choose to change such practice to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NYSE corporate governance listing standards applicable to U.S. domestic issuers.

U.S. holders of our ADSs may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate after this offering and may be volatile, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which if we did provide such information would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Taxation—Material United States Federal Income Tax Consequences”.

You may be unable to recover in civil proceedings for U.S. securities laws violations.

We are a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors to obtain jurisdiction over us or our directors in courts in the United States and enforce against us or them judgments obtained against us or them. In addition, we cannot assure you that civil liabilities predicated upon the federal securities laws of the United States will be enforceable in France. See “Enforceability of Certain Civil Liabilities”.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a stockholder. See “Management—Board Practices” and “Description of Share Capital”.

Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

▪	our shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

▪

we expect that at the next shareholders general meeting held following completion of the offering, our by-laws will be amended to provide for a staggered board, whereby directors will be elected for three year terms, with one third of the directors elected every year;

▪	our shareholders may grant our board of directors broad authorizations to increase our share capital;

▪

our board of directors has the right to appoint directors to fill a vacancy created by the resignation, death or removal of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

▪	our board of directors can only be convened by its chairman except when no board meeting has been held for more than two consecutive months;

▪	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of secured telecommunications;

▪	approval of at least a majority of the shares entitled to vote at an ordinary shareholders’ general meeting is required to remove directors with or without cause;

▪	advance notice is required for nominations for election to the board of directors or for proposing matters that can be acted upon at a shareholders’ meeting; and

▪

the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of our shareholders present or represented at the meeting.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company in the United States and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, imposes various requirements on the corporate governance practices of public companies. We expect these rules and regulations to significantly increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company in the United States, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company in the United States often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and ability to attract officers and directors and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could harm our financial condition and results of operations.

We will be subject to additional regulatory compliance requirements, including internal control over financial reporting requirements under section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives, and we may not successfully or efficiently manage our transition into a public company. We expect rules and regulations which are applicable to public companies, such as the Sarbanes-Oxley Act of 2002, to increase our legal and finance compliance costs and to make some activities more time-consuming and costly. We may need to hire additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. We are in the process of further evaluating our internal control systems to allow management to report on, and our independent registered public accounting firm to assess, our internal control over financial reporting. We will be performing the system and process evaluation and testing (and necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are required to comply with Section 404 by no later than December 31, 2012. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of these actions on our operations. We may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations as we continue the evaluation process. Remediation of any significant deficiencies or material weaknesses could require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we may implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies.

If we fail to comply with the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline.

Special Note Regarding Forward-Looking Statements

This prospectus, particularly the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this prospectus the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

▪	forecast and trends the markets in which we compete and in which our products are sold, including statements regarding the WiMAX and LTE markets;

▪	our expectations regarding our expenses, sales and operations;

▪	our expectations regarding our operating results;

▪	our expectations regarding our customer concentration;

▪	trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the wireless communications industry and transitions to new process technologies;

▪	our ability to anticipate the future market demands and future needs of our customers;

▪	our ability to achieve new design wins;

▪	our intent to expand our product platform to address the LTE market;

▪	our plans for future products and enhancements of existing products;

▪	anticipated features and benefits of our current and future products;

▪	our growth strategy elements and our growth rate;

▪	our ability to protect and defend our intellectual property against potential third party intellectual property infringement claims;

▪	general economic conditions in our domestic and international markets; and

▪	our future cash needs and our estimates regarding our capital requirements and our need for additional financing.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading “Risk Factors”.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

Use of Proceeds

We estimate that the net proceeds to us from the sale of the ADSs that we are offering will be approximately $71.8 million, after deducting estimated underwriters’ discounts and commissions and estimated offering expenses and assuming an initial public offering price of $12.00 per ADS, the mid-point of the estimated offering price range set forth on the cover of this prospectus. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us will be approximately $83.0 million.

The principal purposes of this offering are to create a public market for the ADSs, obtain additional equity capital and facilitate future access to the public markets. We intend to use the net proceeds from this offering for general corporate purposes. If the opportunity arises, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our own. We are not currently a party to any agreements or commitments for any acquisitions, and we have no current understandings with respect to any acquisitions.

Management’s plans for the use of the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments. We will not use any of the proceeds of this offering to repay any of our indebtedness to Natixis, Natixis Factor or any of their affiliates, including the €2.5 million ($3.3 million) currently outstanding under our convertible notes subscription facility or the $3.9 million currently owed under our factoring agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our ordinary shares in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Subject to the requirements of French law and our by-laws, dividends may only be distributed from our statutory retained earnings. Please see “Description of Share Capital—Dividend and Liquidation Rights” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

Capitalization

The following table summarizes our capitalization at December 31, 2010:

▪	on an actual basis (which considers all preference shares as ordinary shares);

▪	on a pro forma basis to reflect the conversion of all of our outstanding preference shares into an aggregate of 27,720,013 ordinary shares that was effective on April 12, 2011; and

▪

on a pro forma as adjusted basis to reflect the receipt by us of the net proceeds from the sale of ADSs by us in this offering at an assumed initial public offering price of $12.00 per ADS, the mid-point of the estimated offering price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the accompanying notes appearing elsewhere in this prospectus.

	At December 31, 2010
	Actual	Pro Forma	Pro Forma as Adjusted

	(in thousands)
Equity
Issued capital	$710	$710	$898
Share premium	68,972	68,972	141,338
Other capital reserves	5,194	5,194	5,194
Accumulated deficit	(54,262)	(54,262)	(54,262)
Accumulated other comprehensive income (loss)	85	85	85

Total equity	$20,699	$20,699	$93,253
Long-term liabilities (current and non-current)
Bank (Natixis) convertible notes	3,340	3,340	3,340
Interest-free loans	1,158	1,158	1,158

Total capitalization	$25,197	$25,197	$97,751

The number of our ordinary share outstanding after this offering in the above table excludes, at December 31, 2010:

▪	an aggregate of 733,000 shares available for issue under stock options, founders warrants and warrants pursuant to our currently outstanding equity plans;

▪

2,329,850 shares issuable upon the exercise of outstanding stock options, founders warrants and warrants granted pursuant to our currently outstanding equity plans at a weighted average exercise price of €2.86 ($3.79) per share;

▪	82,500 shares issuable upon exercise of warrants issued in connection with a sale-leaseback transaction; and

▪	the conversion of €2.5 million ($3.3 million) aggregate principal amount of convertible notes held by Natixis into shares at a conversion price equal to the initial public offering price,

and gives effect to a 1-for-2 reverse split of our share capital that was effective on April 12, 2011.

Dilution

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS of the ADSs and the pro forma as adjusted net tangible book value per share of the ADSs after this offering.

Our historical and pro forma net tangible book value, both of which assume the conversion of all preference shares into an equal number of ordinary shares, at December 31, 2010 was $17.6 million, or $0.63 per ADS. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding. After giving effect to the issue and sale by us of 6,666,666 ADSs in this offering at the assumed initial public offering price of $12.00 per ADS, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value at December 31, 2010 would have been $90.1 million, or $2.62 per share. This represents an immediate increase in net tangible book value of $1.99 per share to our existing shareholders and an immediate dilution of $9.38 per share to our new investors purchasing shares of ADSs in this offering. The following table illustrates this dilution on a per ADS basis:

Assumed initial public offering price		$12.00
Net tangible book value per ADS at December 31, 2010	$0.63
Increase per ADS attributable to new investors	1.99

Pro forma as adjusted net tangible book value per ADS after this offering		2.62

Dilution per ADS to new investors		$9.38

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per ADS would increase (decrease) the net tangible book value, as adjusted to give effect to this offering, by $0.18 per ADS and the dilution to new investors by $0.82 per ADS, assuming the number of ADSs offered by us remains the same and after deducting underwriting discounts and commissions and estimated expenses.

The following table sets forth at December 31, 2010, on a pro forma as adjusted basis described above, the difference between the number of ADSs purchased from us, the total consideration paid, and the average price per ADS paid by existing shareholders, and the number of ADS from us, the total consideration paid, and the average price per ADS paid by investors purchasing shares in this offering, based on an assumed initial public offering price of $12.00 per ADS and before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	ADSs purchased from us		Total consideration to us		Average price per ADS
	Number	Percent	Amount	Percent
Existing shareholders	27,720,013	80.6%	$70,441,000	46.8%	$2.54
New investors	6,666,666	19.4	80,000,000	53.2	12.00

Total	34,386,679	100.0%	$150,441,000	100.0%	$4.37

If the underwriters’ over-allotment option is exercised in full, the number of ADSs held by the new investors will be increased to 7,666,666, or approximately 22% of the total number of the ADSs outstanding after this offering.

The number of our ordinary shares outstanding after this offering in the above table excludes at December 31, 2010:

▪	an aggregate of 733,000 shares available for issue under stock options, founders warrants and warrants pursuant to our currently outstanding equity plans;

▪

2,329,850 shares issuable upon the exercise of outstanding stock options, founders warrants and warrants granted pursuant to our currently outstanding equity plans at a weighted average exercise price of €2.86 ($3.79) per share;

▪	82,500 shares issuable upon exercise of warrants issued in connection with a sale-leaseback transaction; and

▪	the conversion of €2.5 million ($3.3 million) aggregate principal amount of convertible notes held by Natixis into shares at a conversion price equal to the initial public offering price,

and gives effect to a 1-for-2 reverse split of our share capital that was effective on April 12, 2011.

Selected Consolidated Financial Data

The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010, the consolidated statements of financial position data at December 31, 2008, 2009 and 2010, and the consolidated statements of cash flow data for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited Consolidated Financial Statements included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2007, consolidated statements of financial position data at December 31, 2007, and the consolidated statements of cash flow data for the year ended December 31, 2007, have been derived from our audited Consolidated Financial Statements not included in this prospectus. The consolidated statements of operations data for the year ended December 31, 2006, the consolidated statements of financial position data at December 31, 2006, and the consolidated statements of cash flow data for the year ended December 31, 2006 have been derived from our unaudited Consolidated Financial Statements not included in this prospectus. You should read the financial and other data set forth below in conjunction with our Consolidated Financial Statements and the accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for future periods.

Our financial statements included in this prospectus were prepared in U.S. dollars in accordance with IFRS.

	Years ended December 31,
	2006	2007	2008	2009	2010

	(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$3,404	$9,316	$15,777	$15,564	$64,933
Other revenue	3,033	4,663	6,967	3,992	3,611

Total revenue	6,437	13,979	22,744	19,556	68,544

Cost of revenue(1):
Cost of product revenue	1,967	5,982	7,370	7,863	33,272
Cost of other revenue	310	316	320	330	340

Total cost of revenue	2,277	6,298	7,690	8,193	33,612
Gross profit	4,160	7,681	15,054	11,363	34,932
% of revenue	65%	55%	66%	58%	51%
Operating expenses(1):
Research and development	7,761	10,927	12,030	13,857	18,024
Sales and marketing	4,122	6,405	8,277	9,242	13,620
General and administrative	826	2,032	3,546	3,410	3,980

Total operating expenses	12,709	19,364	23,853	26,509	35,624

Operating income (loss)	(8,549)	(11,683)	(8,799)	(15,146)	(692)
Financial income (expense)	1,108	243	593	(1,665)	(1,850)

Profit (Loss) before income taxes	(7,441)	(11,440)	(8,206)	(16,811)	(2,542)
Income tax expense (benefit)	—	—	70	61	150

Profit (Loss)	$(7,441)	$(11,440)	$(8,276)	$(16,872)	$(2,692)

Basic earnings (loss) per share(2)	$(0.46)	$(0.53)	$(0.36)	$(0.73)	$(0.11)

Diluted earnings (loss) per share(2)	$(0.46)	$(0.53)	$(0.36)	$(0.73)	$(0.11)

Number of shares used for computing(2):
Basic	16,138	21,562	22,906	23,257	24,980

Diluted	16,138	21,562	22,906	23,257	24,980

	At December 31,
	2006	2007	2008	2009	2010

	(unaudited)

	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$19,061	$10,546	$15,849	$7,792	$9,739
Total current assets	27,997	20,438	27,643	21,919	39,365
Total assets	33,821	26,604	34,591	28,813	49,717
Current loans and borrowings	550	810	255	3,754	3,564
Total current liabilities	7,527	11,651	8,520	14,182	27,556
Total equity	23,139	12,798	14,810	893	20,699

	Year ended December 31,
	2006	2007	2008	2009	2010

	(unaudited)
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$(6,864)	$(3,511)	$(7,960)	$(11,852)	$1,481
Net cash flow used in investments activities	(4,992)	(4,103)	(4,141)	(3,555)	(7,377)
Net cash flow from (used in) financing activities	29,308	(901)	17,424	7,338	7,844
Net foreign exchange difference	—	—	(20)	12	(1)
Cash and cash equivalents at January 1	1,609	19,061	10,546	15,849	7,792
Cash and cash equivalents at December 31	19,061	10,546	15,849	7,792	9,739

(1)	Includes share-based compensation as follows:

	Year ended December 31,
	2006	2007	2008	2009	2010

	(unaudited)

	(in thousands)
Cost of revenue	$29	$36	$31	$24	$23
Operating expenses	550	1,083	902	1,151	1,108

Share-based compensation	$579	$1,119	$933	$1,175	$1,131

(2)	Since we had no ordinary shares outstanding as of such dates, all preference shares were reflected as ordinary shares in the calculation. In addition, this reflects a 1-for-2 reverse split of our share capital that was effective on April 12, 2011.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

Overview

We are a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low latency, strong signal reach, low power consumption and high reliability in a small form factor and at a low cost.

We shipped more than 4.6 million units during 2010, compared to more than 0.9 million units during 2009. Our total revenue was $68.5 million in 2010, compared to $19.6 million in 2009.

We currently have more than 45 end customers worldwide, consisting primarily of OEMs and ODMs for smartphones, USB dongles, embedded devices, CPE and basestations. We derive a significant portion of our revenue from a small number of end customers and we anticipate that we will continue to do so for the foreseeable future. In 2010, HTC accounted for 66% of our total revenue, compared to less than 10% of our total revenue in 2009. The increase in revenue from HTC in 2010 was driven by the success of the HTC EVO 4G smartphone, which was launched in June 2010. In 2009, Huawei accounted for 30% of our total revenue. In 2008, Gemtek accounted for 10% of our total revenue. We do not have long-term purchase agreements with any of our end customers and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers.

Our Consolidated Financial Statements for 2008, 2009 and 2010, have been prepared in accordance with IFRS as issued by the IASB.

Revenue

Our total revenue consists of product revenue and other revenue.

Product Revenue

We derive substantially all of our revenue from the sale of semiconductor solutions for 4G wireless broadband applications and we currently expect to continue to do so for the foreseeable future. Our solutions are sold both directly to our end customers and, to a lesser extent, indirectly through distributors.

Our sales cycles typically take 12 months or more to complete and our solutions are generally incorporated into our end customers’ products at the design stage. Prior to an end customer’s selection and purchase of our solutions, our sales force and field applications engineers, or FAEs, provide our end customers with technical assistance in the use of our solutions in their products. Once our solution is designed into an end customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that end customer for that particular product offering given the significant cost, time, effort and risk involved in changing suppliers. In addition, once we win a particular design with an end customer, we believe our ability to penetrate other product families at that end customer increases significantly.

Our product revenue is growing rapidly, driven primarily by increased sales volume of our products due to various trends in the 4G wireless broadband market. These trends include deployment and broader adoption of the commonly accepted 4G protocols, WiMAX and LTE, and a dramatic increase in the number and type of devices subscribers use to access the wireless broadband network. We expect our product revenue to continue to grow in absolute terms, although at a significantly lesser rate than what we experienced in 2010 compared to 2009. Our product revenue is also affected by changes in the unit volume and average selling prices, or ASPs, of our semiconductor solutions. Our products are typically characterized by a life cycle that begins with higher ASPs and lower volumes as our new products use more advanced designs or technology and are usually incorporated into new devices that consumers adopt over a period of time. This is followed by broader market adoption with higher volumes and ASPs that are lower than initial levels, due to the maturity of the technology, greater availability of competing products or less demand as our end customers’ products reach the end of their life cycle. The proportion of our product revenue that is generated from the sale of various products, also referred to as product mix, affects our overall ASP, product revenue and profitability. Given the varying ASPs of our solutions, any material change in our product mix may affect our gross margins and operating results from period to period. We expect to continue to broaden our product portfolio by introducing new solutions.

A small portion of our product revenue is derived from sales of reference designs or electronic boards on which our end customers develop and test their own designs.

Other Revenue

Other revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as technical support services. We license the right to use our solutions, including embedded software that enables our end customers to customize our solutions for use in their products. The license is perpetual and covers unlimited product designs by the end customer. In our early years, we used this licensing strategy as a way to qualify our end customers as we continued to develop our solutions. We expect that we will sign fewer new license agreements as we increasingly focus our efforts on sales of our solutions. We therefore expect other revenue to remain flat or decline in absolute terms in future periods and to decline as a percentage of our total revenue.

The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2008	2009	2010

	(in thousands)
Asia	$13,559	$14,737	$61,182
Europe, Middle East, Africa	5,536	2,187	4,914
Americas	3,649	2,632	2,448

Total revenue	$22,744	$19,556	$68,544

Cost of Revenue

Our cost of revenue includes cost of product revenue and cost of other revenue.

Cost of Product Revenue

A significant portion of our cost of product revenue consists of the cost of wafers manufactured by third-party foundries and costs associated with assembly and test services. Cost of product revenue is impacted by manufacturing variances such as cost and yield for wafer, assembly and test operations and package cost. To a lesser extent, cost of product revenue includes expenses relating to depreciation of productions mask sets, the cost of shipping and logistics, royalties, personnel costs, including share-based compensation expense, valuation provisions for excess inventory and warranty costs.

Early in the life cycle of our products, we typically experience lower yields and higher associated costs, which are offset by higher ASPs. Over the life cycle of a particular product, our experience has been that the cost of product revenue has typically declined as volumes increase and test operations mature, while ASPs generally decline.

We use third-party foundry, assembly and test subcontractors, which are primarily located in Asia, to manufacture, package and test our semiconductor solutions. We purchase processed wafers from our fabrication supplier, currently TSMC. We also rely on third-party assembly and test subcontractors to assemble, package and test our products, and on third-party logistics specialists for logistics and storage. We do not have long-term agreements with our suppliers. Our obligations with our vendors for manufacturing, assembly and testing are generally negotiated on a purchase order basis.

Cost of Other Revenue

As most of the costs related to other revenue, particularly our licenses, are incurred as part of our normal research and development efforts, we allocate to cost of other revenue only the specific incremental costs related to generating maintenance and technical support services revenue.

Gross Profit

Our gross profit is affected by a variety of factors, including our product mix, the ASPs of our products, the volumes sold, the purchase price of fabricated wafers, assembly and test service costs and royalties, provision for inventory valuation charges, and changes in wafer, assembly and test yields. We expect our gross profit will fluctuate over time depending upon competitive pricing pressures, the timing of the introduction of new products, product mix, volume pricing, variances in manufacturing costs and the level of royalty payments to third parties possessing intellectual property necessary for our products.

Operating Expenses

Research and Development

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Research and development expense consists primarily of personnel costs, including share-based compensation, for our engineers engaged in design and development of our products and technologies. These expenses also include the depreciation cost of intellectual property licensed from others for use in our products, product development costs, which include external engineering services, development software and hardware tools, cost of fabrication of mask sets for prototype products, equipment depreciation and facilities expenses.

We expect research and development expense to increase in absolute terms, but decrease as a percentage of total revenue, as we enhance and expand our features and offerings for our product portfolio and we continue to develop new products for LTE, which will require additional resources and investments. Over time, we expect research and development expense with respect to our WiMAX products to decrease as the technology matures, and we expect research and development expense with respect to LTE to increase as we focus on bringing our LTE products to market.

Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. As we operate in a highly innovative, dynamic and competitive sector, the costs incurred from the point that the criteria for capitalization are met to the point when the product is made generally available on the market are not material. Through 2010, all research and development expense has been expensed as incurred.

Research and Development Incentives

In France, we are classified as a Jeune Entreprise Innovante, or JEI, which allows us to pay reduced payroll taxes on the salaries of our engineers based in France for the first eight fiscal years after our incorporation, as long as certain criteria are met in terms of research and development expenses, revenues, assets, headcount and shareholder structure. We were eligible to receive this benefit through 2010. For 2010, if we had not been classified as a JEI, our payroll tax expense would have increased by approximately $1.5 million.

In France and the United Kingdom, we also receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to decline as a percentage of total revenue as research and development expense also declines as a percentage of total revenue. For 2010, we received approximately $2.0 million in tax incentives.

Finally, we receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received and all relevant conditions will be complied with. We expect that the amounts we receive from such incentives will be flat or decline over time in absolute terms and as a percentage of total revenue. For 2010, we received approximately $1.4 million in grants and interest-free loans.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our sales and marketing personnel, commissions paid to independent sales agents, the costs of advertising and participation in trade shows, depreciation and facilities expenses. We expect to increase the size of our sales and marketing organization to support the growth of our business. We expect sales and marketing expense to increase in absolute terms, but decrease as a percentage of total revenue, as we add resources and incur additional expenses to market our solutions.

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, information technology, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; depreciation and facilities expenses. We expect to increase the size of our general and administrative staff to support the expected growth of our business. We expect general and administrative expense to increase in absolute terms, and as a percentage of total revenue, in the short-term as we develop the infrastructure necessary to operate as a public company, including increased audit and legal fees, costs to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations applicable to companies listed on the NYSE, as well as expenses related to investor relations and higher insurance premiums.

Interest Income (Expense), Net

Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts and money market funds. Interest income was offset primarily by interest expense on our Category E convertible notes issued in 2008 and 2009, and on amounts drawn on the line of credit secured by our accounts receivable. Net interest expense is expected to decrease in future periods due to the reduction of debt through the conversion of Category E convertible notes in 2010 and the debt conversion or the repayment of debt expected in 2011. See “Liquidity and Capital Resources” for a more detailed description of our convertible notes.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss) represents exchange gains and losses on our exposures to non-U.S. dollar denominated transactions, primarily associated with the changes in exchange rates between the U.S. dollar and the euro, and re-measurement of foreign currency balances at reporting date. As a result of our international operations, we are subject to risks associated with foreign currency fluctuations. Almost all of our revenues are in U.S. dollars and a portion of our expenses are also in U.S. dollars. However, a significant portion of our personnel costs is in euros.

Other Financial Income (Expense), Net

Other financial income (expense), net represents changes in fair value connected with financial assets and liabilities at fair value through profit and loss.

Income Tax Expense (Benefit)

We are subject to income taxes in France, the United States and numerous other jurisdictions. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when we believe that certain positions may not be fully sustained upon review by tax authorities, notwithstanding our belief that our tax return positions are supportable. Our effective tax rates differ from the statutory rate primarily due to any valuation allowance, the tax impact of local taxes, international operations, research and development tax credits, tax audit settlements, non-deductible compensation, and transfer pricing adjustments. In respect of our subsidiaries outside of France, we operate on a “cost plus” basis.

In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Over time, as we generate taxable income, we expect our tax rate to increase significantly.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our Consolidated Financial Statements contained elsewhere in this prospectus, which are prepared in accordance with IFRS as described in Note 2 to our Consolidated Financial Statements.

Some of the accounting methods and policies used in preparing our Consolidated Financial Statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below.

Revenue Recognition

Our policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with IAS 18.13. When we enter into contracts for the sale of products, licenses and maintenance and support services, we evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and their relative fair value. Such determination requires judgment and is based on an analysis of the facts and circumstances surrounding the transactions.

Our policy for revenue recognition is further explained in Note 2.3 to our Consolidated Financial Statements contained elsewhere in this prospectus.

Inventories

Inventories consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, packaging and testing. We write down the carrying value of our inventories to the lower of cost (determined using the moving average method) or net realizable value (estimated market value less estimated costs of completion and the estimated costs necessary to make the sale). We write down the carrying value of our inventory for estimated amounts related to lower of cost or market value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Once established, inventory reserves are not reversed until the related inventory has been sold or scrapped. Actual demand may differ from forecasted demand and these differences may have a material effect on recorded inventory values and cost of revenue.

In 2010, we decided to bring the SQN1140 and SQN1145 to end-of-life and an aggregate of $0.4 million in inventories were written down as a cost of product revenue. In 2008 and 2009, there were no write-downs of any inventories. As we expect to announce the end-of-life of any products a year in advance, we expect to minimize inventories and we do not expect inventory reserves to be material.

Share-Based Compensation

We have various share-based compensation plans for employees and non-employees. The expense recorded in our statement of operations for equity awards under these plans is affected by changes in valuation assumptions. For example, the fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others, expected volatility, the expected option term and the expected dividend payout rate. As a private company, the assumption as to volatility has been determined by reference to the historical volatility of similar publicly traded semiconductor companies.

We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.

For 2008, 2009 and 2010, we recorded employee share-based compensation expense of $0.9 million, $1.2 million and $1.1 million, respectively. Share-based compensation expense related to non-employees was immaterial for 2008, 2009 and 2010.

From January 1, 2010, through the date of this prospectus, we have granted stock options, founders warrants and warrants with exercise prices and fair value assessments as follows, reflecting the U.S. dollar translation of the euro amount as of the date of grant:

Grant Date	Stock Options, Founders Warrants and Warrants Granted	Exercise Price Per Share	Fair Value Per Share
March 17, 2010	71,500	€4.05 ($5.57)	$5.57
May 27, 2010	210,500	€4.05 ($4.96)	$4.96
July 21, 2010	38,000	€4.05 ($5.19)	$5.19
September 15, 2010	10,000	€4.05 ($5.26)	$5.26
January 11, 2011	374,500	€6.28 ($8.10)	$8.10
March 8, 2011	1,235,500	€6.26 ($8.62)	$10.00

The fair value of our shares underlying our share option grants was determined by our board of directors with input from management at each grant date upon review of a variety of factors, including the valuation used in our latest financing rounds. Beginning in September 2010, we have regularly conducted contemporaneous third-party valuations to assist us in the determination of the fair value of our shares. Our board of directors ensured that the relevant objective and subjective factors deemed important by our board of directors were accounted for in each valuation. Our board of directors also ensured that the assumptions and inputs used in connection with such valuations reflected our board of director’s best estimate of our business condition, prospects and operating performance at each valuation date.

For all grants made in 2010, the exercise price and fair value of the Category A preference shares underlying the stock options, founders warrants and warrants was based on our valuation, as negotiated with new investors, at the time of the last round of financing prior to the grant. For all grants made during 2010, this was equal to €4.05 per share, the negotiated price per share in our Category E preference share financing, that translated to a U.S. dollar value between $4.96 and $5.56 per share at the date of grant. The significant assumptions utilized in such negotiations and resulting valuation included our financial performance and prospects as well as the market value of comparable companies. In addition, our board of directors took into account the price per share of the preference shares sold in each financing resulting from such valuations all had rights, preferences and privileges senior to the Series A preference shares underlying the stock options, founders warrants and warrants.

For the grants made in January and March 2011, in determining the exercise price and fair value of the underlying Category A preference shares, our board of directors relied in part on contemporaneous third-party valuations of our shares dated January 6, 2011 and February 28, 2011, each of which were performed using the probability-weighted expected return method, or PWERM. Following the grants made in September 2010, we began preparations for an initial public offering, and our board of directors determined that it was appropriate to use the PWERM, rather than a valuation methodology based on the most recent financing, to estimate the fair value of our shares as an initial public offering in the near term became more likely.

The PWERM involves analyzing the probability-weighted present value considering various possible future liquidity events, such as an initial public offering, merger or liquidation. For each of the possible future liquidity events, our board of directors and management estimated a range of future equity values based on the market approach over a range of possible event dates. The estimated values under each scenario were then discounted for lack of marketability, and a probability-weighted value per share of shares was then determined.

When estimating value under each of the three possible future liquidity events, we determined our enterprise value by applying multiples of our latest twelve months revenues, or LTMR, next twelve months forecast revenues, earnings before taxes, depreciation and amortization, or EBITDA, and forecast EBITDA, derived from then current data on companies in industries similar to the one in which compete. The enterprise value under each scenario was determined by applying the multiples described above to our corresponding projected financial metrics for the 12-month period prior to and following a range of assumed timing of such event, which was then discounted to determine the present value. The discount rate was determined using the weighted average cost of capital, which takes into account the rate of return required by equity investors, percentage of equity in our capital structure, cost of debt, tax rate and percentage of debt in our capital structure. The discount rates used for our valuations as of January 6, 2011 and February 28, 2011, were 25.33% and 25.5%%, respectively.

The assumed probability for each future liquidity event and marketability discount used under the PWERM for each valuation is as follows:

Valuation	IPO Probability	Merger Probability	Liquidation Probability	Marketability Discount
January 6, 2011	45%	50%	5%	9.75%
February 28, 2011	60%	35%	5%	6.77%

The resulting fair value of our shares as of January 6, 2011 was $8.10 and as of February 28, 2011 was $8.62.

The increase in fair value from $5.26 in September 2010 to $8.10 in January 2011 was primarily attributable to the change in methodology to the PWERM due to an increased likelihood of an IPO, as well as our continued improvements in financial performance during such time.

On March 8, 2011, our board of directors granted stock options and warrants with an exercise price of $8.62, based in part on the third-party valuation dated as of February 28, 2011, which the board believed to be the appropriate value as of such date. This increase from $8.10 in January 2011 to $8.62 in March 2011 was primarily attributable to the increased likelihood of an IPO, which increased the IPO probability and the decreased marketability discount from January to March 2011, somewhat offset by the ongoing volatility in the capital markets.

However, subsequent to March 8, 2011, we determined that based on the accelerated nature of our IPO process, the probability of an IPO as of March 8, 2011 increased from 60% to 70%, as used in the February 28, 2011 valuation. As a result, we determined that the fair value as of March 8, 2011 was $10.00 per share.

While the mid-point of our price range for this offering is higher than the most recent fair value assessment of $10.00 per share, the primary reason for this difference is the increased probability of an IPO to 100% and the resulting deletion of the marketability discount in the analysis, consultation with our underwriters with respect to an updated valuation and market conditions, and continued improvement in our financial outlook, all of which was included in the underwriters’ analysis and factored into the expected price range of this offering.

Due to the fair value assessment of $10.00 per share as of March 8, 2011, compared to the exercise price of $8.62 of the grants made on such date, the estimated fair value of each of the 1,235,500 stock options, warrants and founders warrants granted to employees and board members at that date, calculated using the methodology as described in Note 13 to the Consolidated Financial Statements, increased from $4.46, based on the previously estimated Company value, to an estimated $5.38.

An estimated $8.0 million in stock-based compensation expense will be recognized as expensed over the four-year vesting period of these January 11, 2011 and March 8, 2011 grants. Due to the increase in the estimated fair value of the Company in 2011 and due to the increase in the number of stock options, warrants and founders warrants granted in the first three months of 2011 compared to 2010, we expect that share-based compensation will increase at a faster rate in 2011 than in prior years.

Functional Currency

We use the U.S. dollar as the functional currency of Sequans Communications S.A. due to the high percentage of our revenues, cost of revenue, capital expenditures and operating costs, other than those related to headcount and overhead, which are denominated in U.S. dollars. However, all financing proceeds we have received since our inception were denominated in euros.

Each subsidiary determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. As of each reporting date, the assets and liabilities of each subsidiary are translated into the U.S. dollar, our functional and reporting currency, at the rate of exchange at the balance sheet date and each subsidiary’s statement of operations is translated at the average exchange rate for the year. Exchange differences arising on the translation are taken directly to a separate component of equity, cumulative translation adjustments.

Fair Value of Financial Instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities. Where no active market exists, we establish fair value by using a valuation technique determined to be the most appropriate in the circumstances, for example:

▪	available-for-sale assets: comparable transactions, multiples for comparable transactions, discounted present value of future cash flows;

▪	loans and receivables, financial assets at fair value through profit and loss: net book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

▪	trade payables: book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

▪

convertible notes: some of our convertible notes had optional redemption periods/dates occurring before their contractual maturity, as described in Notes 12 and 14 to our Consolidated Financial Statements contained elsewhere in this prospectus. Holders of our Category E convertible notes had the right to request conversion at any time from their issue. As from the expiration of an 18-month period from issue of the Category E convertible notes, we had the right to request the conversion of all the convertible notes then held; and

▪

derivatives: either option pricing models or discounted present value of future cash flows. Specifically and as described in Note 14.1 to the Consolidated Financial Statements, the option component of the Category E convertible notes was recorded as a derivative at fair value in accordance with the provisions of AG 28 of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of our company at different dates and market yields applicable to our straight debt (without the conversion option). We elected to develop, use and maintain a valuation model for evaluating the option component, using a “with or without” analysis. To determine the fair value of the Category E convertible notes (including the conversion option) at each reported date, we considered (i) the conditions of the new issuances of Category E convertible notes which all included new investors and (ii) the effect of changes in market capitalization of comparable public companies. In order to determine the fair value of straight notes without that conversion option, we used a discounted cash flow analysis applying a discount interest rate derived from market yield indices at each reporting date. These assumptions used in calculating the value of the option component represent our best estimates based on management’s judgment and subjective future expectations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our Consolidated Financial Statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,		Change
	2009	2010	%

	(in thousands)
Revenue:
Product revenue	$15,564	$64,933	317%
Other revenue	3,992	3,611	(10)

Total revenue	19,556	68,544	251

Cost of revenue:
Cost of product revenue	7,863	33,272	323
Cost of other revenue	330	340	3

Total cost of revenue	8,193	33,612	310

Gross profit	11,363	34,932	207
Operating expenses:
Research and development	13,857	18,024	30
Sales and marketing	9,242	13,620	47
General and administrative	3,410	3,980	17

Total operating expenses	26,509	35,624	34

Operating income (loss)	(15,146)	(692)	95
Financial income (expense):
Interest income (expense), net	(781)	(879)
Foreign exchange gain (loss)	(315)	1,138
Other	(569)	(2,109)

Profit (Loss) before income taxes	(16,811)	(2,542)
Income tax expense (benefit)	61	150

Profit (Loss)	$(16,872)	$(2,692)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2009	2010

	(% of total revenue)
Revenue:
Product revenue	80	95
Other revenue	20	5

Total revenue	100	100

Cost of revenue:
Cost of product revenue	40	49
Cost of other revenue	2	—

Total cost of revenue	42	49

Gross profit	58	51
Operating expenses:
Research and development	71	26
Sales and marketing	47	20
General and administrative	17	6

Total operating expenses	136	52

Operating income (loss)	(77)	(1)
Financial income (expense):
Interest income (expense), net	(4)	(2)
Foreign exchange gain (loss)	(2)	2
Other	(3)	(3)

Profit (Loss) before income taxes	(86)	(4)
Income tax expense (benefit)	—	—

Profit (Loss)	(86)	(4)

Comparison of Years Ended December 31, 2009 and 2010

Revenue

Product Revenue

Product revenue increased 317% from $15.6 million in 2009 to $64.9 million in 2010. This increase was primarily due to an increase of over 397% in the number of units sold, driven by the initial deployment of the EVO 4G smartphone by HTC, which accounted for 66% of our total revenue, partially offset by lower ASPs due to volume discounts to large customers and a maturing WiMAX product line. We expect our WiMAX product revenue to continue to grow in absolute terms, in line with the overall market growth rate as the WiMAX market eventually matures.

Other Revenue

Other revenue decreased 10% from $4.0 million in 2009 to $3.6 million in 2010, reflecting a decrease in license revenue from $1.6 million to $1.2 million.

Cost of Revenue

Cost of product revenue increased 323% from $7.9 million in 2009 to $33.3 million in 2010 due to higher product and manufacturing costs associated with the increased number of units sold, including $0.4 million in capacity utilization surcharges imposed by our foundry, TSMC, due to higher than expected demand for our products. Cost of other revenue remained flat at nearly $0.3 million in 2009 and 2010.

Gross Profit

Gross profit increased 207% from $11.4 million in 2009 to $34.9 million in 2010, while gross margin decreased from 58.1% to 51.0% for the same periods, respectively, due to the higher proportion of our total revenue coming from product revenue in 2010. Product gross margin decreased from 49.5% in 2009 to 48.8% in 2010, primarily due to declining ASPs and capacity utilization surcharges, partially offset by higher volumes of products sold, which better absorbed the fixed portion of our manufacturing-related costs, and lower cost of materials.

Research and Development

Research and development expense increased 30% from $13.9 million in 2009 to $18.0 million in 2010. The increase in research and development expense was primarily due to headcount increases in engineering to develop LTE as well as new WiMAX solutions. Research and development expense in 2010 included $0.9 million for the cost of a production mask set for our first LTE silicon as this first solution was not expected to be produced in quantity before being replaced by a newer model. These expenses are net of any research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives increased by 4% from $3.4 million in 2009 to $3.5 million in 2010. Without these research and development incentives, research and development expenses would have increased 25% from $17.2 million in 2009 to $21.5 million in 2010.

Sales and Marketing

Sales and marketing expense increased 47% from $9.2 million in 2009 to $13.6 million in 2010, primarily due to increased commissions to our Taiwan-based sales agency, particularly on sales to HTC. In addition, sales and marketing expense increased due to an increase in headcount and increased participation in trade shows.

General and Administrative

General and administrative expense increased 17% from $3.4 million in 2009 to $4.0 million in 2010 due to an increase in finance and accounting expenses attributable to an increase in reporting requirements as we expanded internationally, and an increase in headcount and recruiting fees.

Interest Income (Expense), Net

Net interest expense increased 13% from $0.8 million in 2009 to $0.9 million in 2010. This reflects an increase in interest on loans and finance leases from $0.5 million in 2009 to $0.6 million in 2010, resulting from the issue of €4.0 million ($6.0 million) in Category E convertible notes in October 2009 and, to a lesser extent, an increased interest rate on convertible notes from Natixis, beginning in July 2010, and interest arising from the use of a receivables-backed line of credit established in May 2010. The increases were partially offset by a reduction in debt due to the conversion of €4.3 million ($5.7 million) of convertible notes in July 2010. See “Liquidity and Capital Resources” for a more detailed description of our debt facilities and convertible notes.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $0.3 million in 2009 compared to a net foreign exchange gain of $1.1 million in 2010, due to an increase in the value of our net monetary assets and the appreciation of the U.S. dollar compared to the euro in the 2010 period.

Other Financial Income (Expense)

Other financial expenses increased 271% from $0.6 million in 2009 to $2.1 million in 2010, due to the increase in fair value of the option component of the Category E convertible notes, calculated prior to their conversion (see Note 14.1 to the Consolidated Financial Statements). The increase in fair value of the option component of the Category E convertible notes was due to an increase in the estimated fair value of our shares.

Income Tax Expense (Benefit)

Deferred tax assets have not been recognized in 2010 or 2009 with respect to our losses as we have not generated taxable profits since beginning operations in 2004. Income tax expense was negligible for both 2009 and 2010.

Comparison of Years Ended December 31, 2008 and 2009

	Year ended December 31,		Change
	2008	2009	%

	(in thousands)
Revenue:
Product revenue	$15,777	$15,564	(1)%
Other revenue	6,967	3,992	(43)

Total revenue	22,744	19,556	(14)

Cost of revenue:
Cost of product revenue	7,370	7,863	7
Cost of other revenue	320	330	3

Total cost of revenue	7,690	8,193	7

Gross profit	15,054	11,363	(25)
Operating expenses:
Research and development	12,030	13,857	15
Sales and marketing	8,277	9,242	12
General and administrative	3,546	3,410	(4)

Total operating expenses	23,853	26,509	11

Operating income (loss)	(8,799)	(15,146)	(72)
Financial income (expense):
Interest income (expense), net	(341)	(781)
Foreign exchange gain (loss), net	22	(315)
Other	912	(569)

Profit (Loss) before income taxes	(8,206)	(16,811)
Income tax expense (benefit)	70	61

Profit (Loss)	$(8,276)	$(16,872)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2008	2009

	(% of total revenue)
Revenue:
Product revenue	69	80
Other revenue	31	20

Total revenue	100	100

Cost of revenue:
Cost of product revenue	32	40
Cost of other revenue	2	2

Total cost of revenue	34	42

Gross profit	66	58
Operating expenses:
Research and development	53	71
Sales and marketing	36	47
General and administrative	16	17

Total operating expenses	105	136

Operating income (loss)	(39)	(77)
Financial income (expense):
Interest income (expense), net	(1)	(4)
Foreign exchange gain (loss), net	—	(2)
Other	4	(3)

Profit (Loss) before income taxes	(36)	(86)
Income tax expense (benefit)	—	—

Profit (Loss)	(36)	(86)

Revenue

Product Revenue

Product revenue decreased 1% from $15.8 million in 2008 to $15.6 million in 2009. In 2009, the number of products sold increased 73%, but this volume increase was more than offset by the effect of the decrease of higher ASP basestation solutions in our product mix, and increase in higher volume, lower ASP solutions for USB dongles, embedded devices, and CPE applications. In 2008, basestation solutions represented 7% of our unit volume and 24% of product revenue, while in 2009, basestation solutions represented 1% of our unit volume and 12% of product revenue. The global economic crisis also affected our product revenue in 2009, particularly during the three months ended March 31, 2009.

Other Revenue

Other revenue decreased 43% from $7.0 million in 2008 to $4.0 million in 2009 as we signed fewer license agreements in 2009 than in 2008, due to an increased focus on increasing product revenue relative to licensing our software. Within other revenue, license revenue decreased by $3.8 million, or 56%, and technical support services revenue increased by $0.8 million, or 326%.

Cost of Revenue

Cost of product revenue increased 7% from $7.4 million in 2008 to $7.9 million in 2009. This increase was primarily due to higher product and manufacturing costs associated with the increased number of units sold to our end customers. Cost of other revenue remained flat at $0.3 million in 2008 and 2009 as the cost of providing maintenance and support services is a fixed cost.

Gross Profit

Gross profit decreased 25% from $15.1 million in 2008 to $11.4 million in 2009. Our gross margin decreased from 66% in 2008 to 58% in 2009, primarily due to the 43% decrease in other revenue. Our product gross margin decreased from 53% in 2008 to 49.5% in 2009 due to a decrease in our ASPs, arising from volume increases and the shift in the product mix away from higher-margin basestation solutions to higher volume solutions for USB dongles, embedded devices, and CPE applications. Our gross profit on other revenue decreased from 95% in 2008 to 92% in 2009 due to a lower level of license sales in the other revenues mix in 2009.

Research and Development

Research and development expense increased 15% from $12.0 million in 2008 to $13.9 million in 2009. This increase is primarily due to an increase in consulting and external services of $1.0 million to complement internal resources, as well as an increase in headcount, resulting in an increase in personnel costs and share-based compensation expense of $0.4 million. The increase in personnel reflected our commitment to continue to develop new products for the WiMAX market and, during the second quarter of 2009, we commenced development work on our LTE solutions. Research and development incentives decreased 3% from $3.5 million in 2008 to $3.4 million in 2009. Without these research and development incentives, research and development expenses would have increased 11% or $1.7 million.

Sales and Marketing

Sales and marketing expense increased 12% from $8.3 million in 2008 to $9.2 million in 2009, primarily due to an increase in compensation expense associated with increased headcount.

General and Administrative

General and administrative expense decreased slightly from $3.5 million in 2008 to $3.4 million in 2009, as we endeavored to keep our structural costs low during the general economic downturn in 2009.

Interest Income (Expense), Net

Net interest expense increased from $0.3 million in 2008 to $0.8 million in 2009. This reflects an increase in interest expense and other bank fees and financial charges from $0.7 million in 2008 to $0.9 million in 2009, resulting from the issue of €4.3 million ($6.5 million) in convertible notes in February and July 2008 and €4.0 million ($6.0 million) in October 2009. Interest income declined from $0.3 million in 2008 to $0.1 million in 2009 due to an overall lower invested cash balance during most of 2009, as well as lower interest rates.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange gain of $22,000 in 2008 compared to a net foreign exchange loss of $0.3 million in 2009. The net foreign exchange loss in 2009 was due in large part to the impact of the declining value of the euro on cash balances.

Other Financial Income (Expense)

We had other financial income of $0.9 million in 2008 and other financial expense of $0.6 million in 2009. The financial expense was attributable to an increase in the fair value of the option component of the Category E convertible notes, due to an increase in the estimated fair value of our shares (see Note 14.1 to the Consolidated Financial Statements).

Income Tax Expense (Benefit)

Deferred tax assets have not been recognized in 2009 or 2008 with respect to our losses as we have not generated taxable profits since beginning operations in 2004. Income tax expense was negligible for both 2008 and 2009.

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for 2009 and 2010. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this prospectus. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010

	(in thousands) (unaudited)
Revenue:
Product revenue	$2,183	$4,085	$5,499	$3,797	$8,855	$15,700	$18,238	$22,140
Other revenue	1,041	1,112	772	1,067	1,323	938	626	724

Total revenue	3,224	5,197	6,271	4,864	10,178	16,638	18,864	22,864

Cost of revenue(1):
Cost of product revenue	946	2,188	3,022	1,707	4,114	8,077	9,834	11,247
Cost of other revenue	83	83	83	83	85	85	85	85

Total cost of revenue	1,029	2,271	3,105	1,780	4,199	8,162	9,919	11,332

Gross profit	2,195	2,926	3,166	3,074	5,979	8,476	8,945	11,532
Operating expenses(1):
Research and development	2,674	3,485	3,772	3,927	4,514	4,260	3,848	5,402
Sales and marketing	1,777	2,089	2,325	3,051	2,855	3,545	3,077	4,143
General and administrative	626	569	915	1,300	796	898	861	1,425

Total operating expenses	5,077	6,143	7,012	8,278	8,165	8,703	7,786	10,970

Operating income (loss)	(2,882)	(3,217)	(3,844)	(5,203)	(2,186)	(228)	1,159	562
Financial income (expense):
Interest income (expense), net	(51)	(132)	(240)	(358)	(204)	(13)	(329)	(332)
Foreign exchange gain (loss)	35	(458)	(22)	130	1,017	716	(38)	(557)
Other	(375)	(436)	149	93	18	119	36	(2,282)

Profit (Loss) before income taxes	(3,273)	(4,243)	(3,957)	(5,338)	(1,355)	594	828	(2,609)
Income tax expense (benefit)	—	—	—	(61)	—	—	—	150

Profit (Loss)	$(3,273)	$(4,243)	$(3,957)	$(5,399)	$(1,356)	$594	$828	$(2,759)

(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010

	(in thousands) (unaudited)
Cost of revenue	$7	$5	$6	$6	$5	$4	$3	$11
Operating expenses	347	262	294	248	278	259	256	315

Share-based compensation	$354	$267	$300	$254	$283	$263	$259	$326

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010

	(% of revenue) (unaudited)
Revenue:
Product revenue	68	79	88	78	87	94	97	97
Other revenue	32	21	12	22	13	6	3	3

Total revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Cost of product revenue	29	42	48	35	40	48	52	49
Cost of other revenue	3	2	2	2	1	1	1	1

Total cost of revenue	32	44	50	37	41	49	53	50

Gross profit	68	56	50	63	59	51	47	50
Operating expenses:
Research and development	83	67	60	81	44	26	20	24
Sales and marketing	55	40	37	63	28	21	16	18
General and administrative	19	11	15	26	8	5	5	6

Total operating expenses	157	118	112	170	80	52	41	48

Operating income (loss)	(89)	(62)	(61)	(107)	(22)	(1)	6	3
Financial income (expense):
Interest income (expense), net	(2)	(3)	(4)	(7)	(2)	—	(2)	(1)
Foreign exchange gain (loss)	1	(9)	—	3	11	4	—	(2)
Other	(12)	(9)	2	1	—	1	—	(10)

Profit (Loss) before income taxes	(102)	(82)	(63)	(110)	(13)	4	4	(11)
Income tax expense (benefit)	—	—	—	1	—	—	—	1

Profit (Loss)	(102)	(82)	(63)	(111)	(13)	4	4	(12)

Our product revenue generally increased sequentially in each of the quarters presented, with the exception of the fourth quarter of 2009. The decline in the fourth quarter of 2009 reflected an inventory correction by our end customers as a result of the general economic slowdown. Other revenue decreased in the third quarter of 2009 as compared to the second quarter of 2009 and increased in the fourth quarter of 2009 primarily due to the timing of the execution of software licenses.

Cost of product revenue declined in the fourth quarter of 2009 as product revenue decreased. Cost of other revenue remained flat as the cost of providing maintenance services was provided by the same number of personnel during each of these periods and does not vary significantly with the level of maintenance revenues.

In the third quarter of 2010, our product gross margin was 46% compared to 49% for the second and the fourth quarters of 2010. The lower level was due to manufacturing capacity constraints resulting in surcharges paid to our foundry, TSMC.

Research and development expense increased in the fourth quarter of 2010 due to new hiring and an increase of external services related to the development of our LTE solution. Sales and marketing expense has varied in each quarter presented primarily due to amounts paid as sales commissions to independent agents in certain geographies, and the increase in headcount of our customer support team. General and administrative expense increased in the second half of 2009 primarily due to recruiting fees as we increased our engineering staff for our LTE solutions. In the fourth quarter of 2010, general and administrative expenses increased due to the increase of staff and external services to support the increased operating structure and to prepare for the contemplated public offering.

Financial income (expense) has varied each quarter presented primarily due to changes in the fair value of the option component of the Category E convertible notes, reflected in other financial income (expense), prior to their conversion, and due to foreign exchange gains and losses. As the estimated fair value of our shares increased, the change in the fair value of the option component of the Category E convertible notes resulted in a loss to the Company (see Note 14.1 to the Consolidated Financial Statements). Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.

Interest expense can vary from quarter to quarter as the interest rates on some of our debt are adjusted each quarter based on market rate changes. In the second quarter of 2010, we amended our bank convertible notes, resulting in an elimination of the repayment penalty and a reversal of the accrued penalty reducing interest expense. Interest expense increased in the second half of 2010 reflecting the higher quarterly interest rate on the bank convertible notes and the interest expense related to the factoring agreement put in place in May 2010.

Due to our limited operating history, we have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow down in the first quarter of each year during the Chinese New Year period, which could harm our sales and results of operations during the period.

Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents were $9.7 million at December 31, 2010. We believe that our available cash and cash equivalents will be sufficient to fund our operations for the next 12 months.

Since inception, we have financed our operations primarily through proceeds from the issues of our preference shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010.

Convertible notes originally issued to equity investors in 2008, in connection with an equity financing, in the aggregate principal amount of €4.3 million ($6.5 million) were converted into Category E preference shares in July 2010. Additional convertible notes issued to equity investors in 2009, also in connection with an additional equity financing, in the aggregate principal amount of €4.0 million ($6.0 million) were converted into Category E preference shares on December 30, 2010.

From January 2008 through June 2010, we had a convertible notes subscription facility with Natixis of up to €10.0 million ($14.7 million). Of this amount, €2.5 million ($3.5 million) was drawn down in October 2008 in the form of convertible notes. In June 2010, the terms of the agreement were amended to extend repayment of the drawn balance to June 2011 and to eliminate the unused portion of the line of credit facility. In the event of an initial public offering before June 30, 2011, the term will be extended to the end of the applicable lock-up period for such offering. Natixis has the option to convert the notes into ordinary shares at the IPO price or to request repayment of the notes. These notes currently bear interest at an annual rate equal to 3-month Euribor plus 525 basis points. The outstanding amount of the Natixis convertible notes becomes payable immediately in the event of a change in control of us or our liquidation, or if our statutory accounts are not approved in a timely manner or are not certified by our statutory auditors. In addition, the convertible notes require that we comply with the following financial covenants:

▪

We are required to maintain a net cash balance at the end of each quarter equal to at least 30% of any issued Natixis convertible notes and other financial debt. Net cash balance is defined as cash and cash equivalents less financial debt, which is defined as our outstanding indebtedness excluding the issued Natixis and Category E convertible notes.

▪	Operating results, excluding the impact of depreciation, amortization and LTE development costs, shall be positive.

We were in compliance with these financial covenants at the end of each quarter during 2008, 2009 and 2010.

In addition, we have been advised by Orrick Rambaud Martel, as our French counsel, that this offering does not implicate the automatic redemption provisions of the convertible notes with respect to a change of control of the company.

In May 2010, we entered into a factoring agreement with Natixis Factor, an affiliate of Natixis, under which we transfer to Natixis Factor all invoices issued in U.S. dollars to qualifying customers, and the customers are instructed to settle the invoices directly with Natixis Factor. The line of credit available to us at any given time is equal to 90% of the face value of our insured accounts receivable, represented by the invoices submitted to Natixis Factor. We maintain credit insurance on all customers for which our credit insurer is willing to insure. We pay a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit. At December 31, 2010, less than $0.1 million had been drawn on the line of credit and recorded as a current borrowing, and $2.3 million remained undrawn on the line of credit.

We have received three interest-free loans from Oséo, the French Agency for Innovation, to finance specific research and development projects in France. The financing arrangements call for the loan to be repaid according to a set timeline, but repayments may be reduced in the event of technical or commercial failure or partial technical or commercial success of the financed programs. The following is a summary of the interest-free loans:

▪

In 2004, we were awarded an interest-free loan of €0.7 million ($1.0 million) to finance the development of the first generation of products using the 802.16d WiMAX standard. The loan was received in installments in 2004 and 2005 as various milestones were met. Due to the commercial success of the product, the loan was repaid in full in three installments in 2006, 2007 and 2008.

▪

In 2006, we were awarded an interest-free loan of €1.3 million ($1.8 million) to finance the development of products using the 802.16e WiMAX standard. The loan was received in 2006 and, as the criteria for commercial success of the products has been satisfied, it was repayable in four installments in 2008, 2009, 2010 and 2011. We repaid the installment in 2008 and a portion of the installment in 2009. Oséo agreed to defer the remaining portion of the 2009 installment until 2010, which we paid in 2010 with the 2010 installment. We will repay the final sum of €0.4 million ($0.5 million) by March 31, 2011.

▪

In January 2010, we were awarded an interest-free loan of €1.4 million ($2.0 million) to finance the development of LTE technology. We received €0.5 million ($0.8 million) in January 2010 and we expect to receive the remainder in 2011. Repayment of this loan is scheduled from 2012 to 2016.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2008	2009	2010

	(in thousands)

Net cash from (used in) operating activities	$(7,960)	$(11,852)	$1,481
Net cash used in investing activities	(4,141)	(3,555)	(7,377)
Net cash from financing activities	17,424	7,338	7,844

Net increase (decrease) in cash and cash equivalents	$5,323	$(8,069)	$1,948

Cash Flows from Operating Activities

Net cash from operating activities during 2010 was $1.5 million, reflecting a net loss (before income tax) of $2.5 million and increases in trade receivables and other receivables of $9.3 million and in inventories of $7.2 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $3.9 million, share-based compensation expenses of $1.1 million, an increase in the fair value of the Category E convertible notes option component of $2.1 million, and increases in trade payables and other liabilities of $14.1 million during the period.

Net cash used in operating activities in 2009 primarily reflected a net loss (before income tax) of $16.8 million, and increases in trade receivables and other receivables of $2.3 million, offset by non-cash charges, including depreciation and amortization of $3.6 million, share-based compensation of $1.2 million, increases in trade payables and other liabilities of $0.8 million, and an increase in the fair value of the Category E convertible notes option component of $0.6 million.

Net cash used in operating activities in 2008 primarily reflected a net loss (before income tax) of $8.2 million, and increases in trade receivables and other receivables of $2.3 million, inventories of $1.3 million, and deferred revenue of $0.5 million, offset by depreciation and amortization of $3.3 million, increases in trade payables and other liabilities of $2.1 million and share-based compensation of $0.9 million.

Cash Used in Investing Activities

Cash used in investing activities during 2010, 2009 and 2008, consisted primarily of purchases of property and equipment and intangible assets of $6.4 million, $3.4 million and $4.0 million, respectively. The increase in capital expenditures in 2010 reflects purchases related to LTE product development in addition to ongoing WiMAX product development. In 2010, the factoring agreement we entered into with Natixis Factor also required establishing a financial deposit of $641,000.

Cash Flows from Financing Activities

During 2010, net cash provided by financing activities was $7.8 million, reflecting $9.0 million in proceeds from the issue of shares and warrants (net of transaction costs), an interest-free loan to finance research projects in the amount of $0.8 million. These sources of cash were partially offset by the repayment of an interest-free loan in the amount of $0.9 million.

Cash flows from financing activities reflect our equity financing transactions and our bank or capital lease financings. Net cash provided by financing activities in 2009 consisted primarily of $7.3 million in net proceeds from the sale of Category E preference shares and convertible notes in October 2009 and $0.4 million in proceeds from stock option exercises.

Net cash provided by financing activities during 2008 included $15.4 million in net proceeds from the sale of preference shares and convertible notes in February and July 2008, and the issue of $3.5 million in the form of convertible notes from the Natixis facility. The proceeds from these financings were partially offset by the repayment of interest-free government loans in the amount of $0.7 million and repayment on our finance lease liability of $0.8 million. The Category E convertible notes issued in 2008 were converted into Category E preference shares in July and December 2010.

Operating and Investing Requirements

We expect our operating expenses and investments in tangible and intangible assets to increase in absolute terms in the foreseeable future as we increase headcount, expand our business activities, broaden our product offering, grow our end customer base and implement and enhance our internal reporting, control and management systems. We expect our accounts receivable and inventory balances to increase, partially offset by increases in trade payables, which will result in a higher need for working capital.

If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into a credit facility, which may contain restrictive covenants. The sale of equity and convertible debt securities may result in dilution to our shareholders and those securities may have rights senior to those of the ADSs. If we raise additional funds through the issue of convertible debt securities, these securities could contain covenants that would restrict our operations.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our short and long-term capital requirements will depend on many factors, including the following:

▪	our ability to generate cash from operations;

▪	our ability to control our costs;

▪	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities; and

▪	the acquisition of businesses, products and technologies.

Contractual Obligations

The following table summarizes our outstanding contractual obligations at December 31, 2010 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands)
Operating leases	$5,544	$1,860	$3,084	$600	$—
Bank (Natixis) convertible notes	3,340	3,340	—	—	—
Interest-free loans	1,255	534	144	433	144

Total	$10,139	$5,734	$3,228	$1,033	$144

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We had cash and cash equivalents totaling $15.8 million, $7.8 million and $9.7 million at December 31, 2008, 2009 and 2010, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2010 would not have a material effect on interest income.

Foreign Currency Risk

We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2010, would have been $2.1 million.

Commencing in 2009, we entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. Currently, we do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Recent Authoritative Accounting Guidance

Standards and interpretations issued but not yet effective up to the date of issue of our Consolidated Financial Statements are listed below. We intend to adopt those standards when they become effective.

IAS 24 Related Party Disclosures (Amendment)

The amendment to IAS 24 is effective for annual periods beginning on or after January 1, 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. We do not expect this amendment to have any impact on our financial position or performance.

IAS 32 Financial Instruments: Presentation—Classification of Rights Issues (Amendment)

The amendment to IAS 32 is effective for annual periods beginning on or after February 1, 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. We are currently assessing the potential impact of this amendment.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets. We will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. We are currently assessing the potential impact of this amendment.

Improvements to IFRSs (issued in May 2010)

The IASB issued additional Improvements to IFRSs, omnibus amendments to its IFRS standards in May 2010. The amendments have not been adopted as they become effective for annual periods on or after either July 1, 2010 or January 1, 2011. The amendments listed below are considered to have a reasonable possible impact on our presentation of our Consolidated Financial Statements:

▪	IFRS 7 Financial Instruments: Disclosures

▪	IAS 1 Presentation of Financial Statements

▪	IAS 27 Consolidated and Separate Financial Statements

▪	IAS 34 Interim Financial Reporting

We do not expect any significant impact from the adoption of the above amendments on our accounting policies, financial position or performance.

Business

Overview

We are a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low latency, strong signal reach, low power consumption and high reliability in a small form factor and at a low cost.

We leverage our deep understanding of system-level architecture and our advanced wireless signal processing and RF expertise to provide 4G semiconductor solutions for a wide range of wireless broadband devices. Our solutions serve as the core wireless broadband communications platform in these devices, including smartphones; USB dongles; portable routers; embedded wireless modems for laptops, netbooks, tablets, and other consumer multimedia and industrial devices; CPE, such as residential gateways; and basestations. Since 2005 through December 31, 2010, we have shipped over 6.3 million semiconductor solutions, which have been deployed by leading wireless carriers around the world. Our solutions are incorporated into the highly successful HTC EVO 4G, the first mass-market 4G smartphone, which was launched by Sprint in the United States in June 2010, as well as the HTC EVO Shift smartphone, launched by Sprint in January 2011. In February 2011, KDDI announced that the HTC EVO WiMAX smartphone, which also incorporates our solutions, is expected to be introduced in Japan in April 2011. In addition, on March 22, 2011, Sprint announced the HTC EVO View 4G 7" tablet computer and the HTC EVO 3D smartphone, both of which incorporate our solutions.

According to ABI Research, the number of 4G chipsets shipped annually will increase from 14.5 million in 2010 to 245.9 million in 2014, representing a CAGR of approximately 103%. Our semiconductor solutions support the two commonly accepted wireless broadband 4G protocols, WiMAX and LTE. Our products have been deployed by many wireless carriers worldwide, including 7 of the 10 largest WiMAX carriers globally by number of subscribers according to BWA Research UK: Clearwire/Sprint, Yota, UQ Communications, KT, Axtel, Packet One Networks and Globe Telecom. Given that WiMAX and LTE share a common technology platform, we have also leveraged our leadership in WiMAX to successfully develop LTE semiconductor solutions that are being deployed globally as existing 2G and 3G networks are upgraded to 4G. Our LTE solutions are currently in trials with wireless carriers in the United States and China, where China Mobile has successfully demonstrated its LTE capabilities using our solution at the World Expo in Shanghai and at the Asian Games in Guangzhou, which were both held in 2010. Our solutions are incorporated into devices sold by many leading OEMs and ODMs, including HTC, Huawei, MitraStar Technology (a spin-off of Zyxel), Gemtek, Sagemcom, Teltonika, Accton Wireless Broadband and ZTE.

For 2008 and 2010, our total revenue increased from $22.7 million to $68.5 million and our annual net loss decreased from $8.3 million to $2.7 million, respectively.

Industry Background

Evolution of Wireless Networks

The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. According to ABI Research, the total number of wireless devices shipped annually will increase from 1.5 billion in 2010 to 2.0 billion in 2014. Furthermore, ABI Research projects that global wireless data traffic will reach 19.5 billion gigabytes in 2014, more than a five-fold increase from 3.7 billion gigabytes estimated for 2010.

This increase in wireless devices and wireless data traffic is driven by two primary trends. First, the pervasiveness of the Internet with its vast array of rich media content and applications along with users’ desire to be connected anywhere and anytime using a variety of different wireless devices is driving a fundamental change in wireless data usage models and increasing demand for high speed wireless data connectivity. Second, rapid advances in performance and functionality have resulted in mobile phones evolving from solely voice-centric communications devices into data-intensive devices, such as smartphones, that support high-definition video, bandwidth-intensive Internet applications and streaming multimedia content, all of which require additional wireless network throughput. As a result, current wireless carrier networks, originally designed primarily for voice traffic, are straining to reliably handle the dramatic increase in wireless broadband data demand.

Wireless technologies have evolved through successive generations of protocols driven by the need for more efficient networks with greater bandwidth and capacity to handle a rising number of subscribers and increasing usage of data services. Launched in 1991, the first 2G wireless networks, based on the Global System for Mobile Communications, or GSM, standard, were designed to support voice traffic and supported data rates up to 9.6 kilobits per second, or Kbps, using a circuit-switched data connection. By 2003, GSM networks began adding Evolved Data Rates for GSM Evolution, or EDGE, technology that improved peak downlink data rates to 474 Kbps. EDGE is considered to be a 2.5G technology on the path to 3G.

In the late 1990s, 3rd Generation Partnership Project, or 3GPP, began defining 3G networks based on Universal Mobile Telecommunications System, or UMTS, standard, which was intended to minimize capital expenditure for wireless carriers as they added data capability. The first UMTS networks were established in the early 2000s and supported peak downlink data rates of 384 Kbps, and later generation UMTS networks evolved to offer data rates of up to 2 Mbps. After several enhancements to the technology, 3G wireless carriers in 2006 began to upgrade their networks to High Speed Downlink Packet Access, or HSDPA, which provides peak downlink data rates of 14.4 Mbps. Some 3G networks are now moving to Evolved High Speed Packet Access, or HSPA+, which provides peak downlink data rates of up to 28 Mbps and eventually up to 42 Mbps.

Despite the advances in data rates provided by these improvements, 3G networks remain constrained by legacy technologies that were designed primarily for voice traffic, which are characterized by limited throughput and inefficient utilization of spectrum. Unable to effectively address the fast growing demand for wireless broadband services in a cost effective manner using legacy 2G and 3G networks, many wireless carriers are moving to 4G networks using WiMAX, which provides peak downlink capacity of 46 Mbps, or LTE, which provides peak downlink capacity of 173 Mbps, to enable higher data throughput. Both WiMAX and LTE have next-generation improvements in the planning phase in the form of WiMAX 2 and LTE-Advanced, respectively, as networks continue to evolve to address the demand for higher bandwidth.

The figure below provides a simplified perspective on the evolution of wireless technologies:

Note: User rates vary depending on channel bandwidth, network loading, RF conditions, device capabilities and other factors.

Wireless carriers are seeking to quickly deploy and transition existing wireless data services to more efficient 4G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per user, or ARPU, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G networks. As such, ABI Research projects that operators will experience a 38% increase in data revenue from 2010 to 2014.

Additionally, carriers in developing regions are increasingly embracing 4G wireless technology as a cost-effective and easier-to-deploy alternative to wireline networks for delivering broadband capability to subscribers. According to an October 2010 report by the International Telecommunications Union, developing regions of the world are forecasted to have only 4.4% wired broadband penetration by the end of 2010, compared to 24.6% for developed regions. 4G wireless technology is being deployed in many of these developing regions to increase access to broadband services.

4G Wireless Networks

4G architecture represents a fundamental technological change in the design of wireless communication networks. 2G and 3G networks were originally designed to support voice communications and utilize older circuit switching technology based on wireline telephone system design concepts. Circuit switching technology is inflexible as it requires a continuous dedicated connection between the source and destination of the communication, and is inefficient as network capacity is wasted on connections that are established but not in continuous use. 4G, which employs concepts such as packet switching and internet protocol, or IP, improves the scalability and performance of data networks. Packet switching technology makes more efficient use of network capacity for data communication by transmitting data in packets over multiple shared connections as compared to a dedicated connection. OFDMA and MIMO have emerged as key technologies that increase efficient use of spectrum, signal reliability, throughput and range in 4G networks compared to 2G and 3G networks.

▪

OFDMA is a digital modulation and access technique that achieves significantly higher throughput within a given frequency spectrum than techniques used in 2G and 3G wireless networks. OFDMA splits the wireless signal into multiple lower frequency sub-signals spread throughout available spectrum during transmission, effectively reducing the demands on the network for each sub-signal and enabling increased overall speed and performance.

▪

MIMO is a smart antenna technology that enables higher data throughput and signal range without requiring additional bandwidth or transmit power. MIMO employs multiple antennae to more efficiently transmit and receive wireless data.

The throughput and range extension capabilities of OFDMA and MIMO technologies also enable infrastructure installations to cover a larger service area and provide increased network capacity, thereby reducing capital expenditures for wireless carriers.

The commonly accepted 4G protocols, WiMAX and LTE, are IP-based, share the same OFDMA and MIMO technologies and have very similar radio designs, coding schemes and signal processing algorithms. WiMAX was defined as a standard and deployed ahead of LTE as carriers sought to monetize available frequency spectrum using a Time Division Duplexing, or TDD, RF technology. TDD transmits and receives signals on the same frequency using a time-sharing scheme, whereas Frequency Division Duplexing, or FDD, uses different frequencies to transmit and receive signals simultaneously. While WiMAX is deployed almost exclusively in one of a limited number of TDD frequency bands, LTE is compatible with both TDD and FDD spectrum and can be deployed in many different frequency bands.

Wireless carriers that have deployed WiMAX included new market entrants seeking competitive differentiation from incumbents in addition to carriers in emerging markets who utilized WiMAX networks as an economical alternative to wired broadband networks. The availability of WiMAX technology prior to the development of LTE led to adoption and deployment of WiMAX networks first. Carriers who choose to deploy LTE networks will typically be incumbents who are upgrading their existing 2G or 3G networks to 4G networks, and in certain cases from WiMAX networks to LTE networks.

WiMAX

According to the WiMAX Forum™, an industry-led, non-profit corporation formed to help promote and certify the compatibility and interoperability of broadband wireless products, as of March 2011 there had been more than 580 WiMAX networks deployed in over 150 countries around the world since 2006. ABI Research forecasts shipments of WiMAX chipsets to increase from 13.6 million units in 2010 to 60.5 million units in 2014, representing an annual growth rate of 45%.

In developed countries, WiMAX services address the increasing demand for mobile broadband access to the Internet and other data services that create significant challenges for existing 3G networks. Carriers who deploy WiMAX networks often expect to gain an immediate advantage over competitors using 2G and 3G networks by delivering high data throughput at competitive prices using their existing or newly allocated frequency spectrum. For example, Sprint and Clearwire launched their 4G wireless broadband services in the United States in September 2008 and January 2009, respectively. According to Clearwire, as of December 31, 2010, its 4G mobile broadband network covered an estimated population of 112.0 million people.

In developing countries or regions where wireline infrastructure is limited and often insufficient to support broadband access, the market opportunity for WiMAX lies in providing broadband connectivity to the home or enterprise. For example, according to the Telecom Regulatory Authority of India, India has over 235 million households and less than 9 million wireline broadband connections. BSNL, a leading carrier with 29.4% of wireline market share in India, launched the country’s first WiMAX network in the fourth quarter of 2009 to address this opportunity.

LTE

LTE is segmented into TDD and FDD technologies. Each version is specific to the type of spectrum allocation wireless carriers are granted by a country’s or region’s government. In the near term, we believe deployments of FDD LTE networks will be driven largely by legacy 3G wireless carriers who possess FDD spectrum licenses. In 2010, wireless carriers including Verizon Wireless in the U.S., TeliaSonera in Sweden and Norway and Mobyland in Poland deployed FDD LTE networks. Deployments of TDD LTE networks are expected to be driven by wireless carriers such as China Mobile in China, Reliance Industries in India, Rostelecom in Russia, Softbank in Japan and Clearwire in the U.S. According to ABI Research, shipments of LTE chipsets are expected to grow from 39.0 million in 2011 to 185.4 million in 2014, representing a CAGR of 68%.

Challenges Faced By 4G Wireless Semiconductor Providers

Suppliers of 4G semiconductor solutions face significant challenges:

▪

Execution Challenges.    The rapid evolution of wireless protocols, such as WiMAX to WiMAX2 and LTE to LTE Advanced, requires sustained product development excellence and ongoing collaboration with carriers to meet market technology needs. Subscriber demand and carriers’ push to increase revenues by providing new and higher performance devices have driven OEM and ODM product lifecycles to become shorter and require semiconductor solution providers to adhere to quick time-to-market schedules while providing fast and efficient transition from design-in to volume production. In addition, wireless carriers require semiconductor solutions to undergo extensive certification qualification and interoperability testing prior to mass production.

▪

Technology Challenges.    In order to increase throughput with minimal cost, wireless carriers require more efficient use of spectrum through the implementation of complex signal processing algorithms, such as OFDMA and MIMO, that require a significant amount of system-level and software expertise in addition to IC design knowledge. In addition, OEM and ODM customers’ desire for continuous improvements in power efficiency, reduced form factor and lower cost require rapid design cycles employing increasingly advanced silicon processes, improved RF transceiver performance and integration of additional features. Furthermore, the need to provide an optimal user experience in areas of poor network coverage or areas where coverage changes from 2G or 3G to 4G requires versatile multi-mode system designs that are capable of seamlessly transitioning between the technologies.

Our Competitive Strengths

We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

▪

A strong track record of execution in 4G.    We were an early provider of WiMAX products and have been shipping our wireless broadband semiconductor solutions since 2005. We believe we have a strong position in the WiMAX market and are an early leader in the LTE market. Since we commenced operations in 2004, we have accomplished the following milestones:

▪

released four generations of WiMAX semiconductor solutions that have been deployed in a variety of devices including smartphones, USB dongles, embedded wireless modems and CPE systems, and two generations of WiMAX semiconductor solutions for use in basestations;

▪

delivered advanced broadband semiconductor solutions such as a single chip solution for WiMAX that incorporates baseband and RF transceiver functionality, utilizes cost-effective and power-efficient 65nm complementary metal-oxide-semiconductor, or CMOS, technology and delivers high network throughput, low latency, strong signal reach, low power consumption and high reliability in a small form factor and at a low cost;

▪	designed our WiMAX solution into the highly successful HTC EVO 4G, the first mass-market 4G smartphone, which was launched by Sprint in the United States in June 2010; and

▪	leveraged our WiMAX expertise to rapidly develop LTE solutions including a full 20MHz bandwidth TDD LTE device, which was used by China Mobile in the first TDD LTE network demonstration.

▪

Understanding of wireless system-level architecture and expertise in signal processing.    We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX and LTE. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G devices and networks. For example, our solutions offer improved standby-mode battery life in 4G smartphones as a result of our in-depth understanding of the interactions between the device and the network and implementation of advanced power-saving techniques in our solutions. We also utilize our system-level knowledge to optimize handover performance between 3G and 4G networks in the same smartphone allowing for seamless transitions between networks and providing an enhanced user experience for mobile users. In addition, we provide our customers with Wi-Fi-WiMAX coexistence systems designs that ensure that Wi-Fi transmissions in adjacent frequencies are properly filtered to maintain WiMAX performance.

▪	High performance solutions for 4G applications. Our solutions offer high performance for use in a wide array of 4G-enabled devices. The key performance characteristics of our solutions include:

▪	high throughput with peak downlink data transfer rates of 38 Mbps in our WiMAX solutions and support for peak downlink data transfer rates of 150 Mbps in our LTE solutions;

▪	high power efficiency in both active and idle modes using our patented idle mode optimization algorithms that improve standby time and help maximize device battery life;

▪	low latency and make-before-break handover technology in mixed 3G—4G networks so that our solutions can provide quick and seamless network connectivity for improved user experience;

▪	patented dual-transmit technology that improves coverage and provides higher data throughput from the device to the network compared to traditional single transmitter approaches; and

▪	support for an advanced technology called hybrid automatic repeat request, or hybrid ARQ, which significantly enhances RF link robustness and throughput improving mobility and range.

▪

Fully integrated 4G solutions.    We provide the industry’s most highly integrated 4G system-on-chip, or SoC, and system-in-package, or SiP, semiconductor solutions integrating the baseband, the RF and other functionality into a single die or package. In addition, we have successfully migrated from 130nm to 65nm CMOS technology to further reduce device form factor while offering improved device performance and added cost savings. Furthermore, our comprehensive software solutions help our customers get to market quickly with a field proven solution. Our integrated solutions offer key advantages for both ourselves and our end customers:

▪

Lower overall system cost for our end customers, coupled with higher functionality and smaller form factor. Our ability to integrate digital and RF functions into a single device also allows us to maintain higher product margins as we believe device manufacturers are willing to pay a premium for our integrated 4G solutions, while also enabling us to reduce our manufacturing costs for wafer fabrication, assembly and testing.

▪

Simplified product design for device manufacturers, as our solutions incorporate all key components required for a 4G device in a single die or package. We believe these advantages enable our products to be incorporated into leading edge devices that offer a high quality user experience, as well as accelerate our end customers’ time-to-market.

▪

Proprietary embedded protocol software that has been exhaustively tested with major basestation vendors’ equipment to ensure reliable performance in the field. We also offer host software that facilitates rapid development of high performance device drivers, connection managers and other key application-layer software functionality.

Our Strategy

Our goal is to be the leading provider of next-generation wireless semiconductors by providing best-in-class solutions that enable mass-market adoption of 4G technologies worldwide. Key elements of our strategy include:

▪

Maintaining and extending our market position in WiMAX.    We intend to maintain our market position in WiMAX by growing our revenues through continued penetration into 4G WiMAX devices that are deployed by large wireless carriers and the expansion of our sales in CPE broadband wireless applications for emerging markets. Since we began commercial shipments of our semiconductor solutions in 2005, we have shipped over 6.3 million WiMAX semiconductor solutions through 2010, including more than 4.6 million units in 2010. We believe we have the most power-efficient and the smallest form factor solution for WiMAX smartphones, and we are the sole supplier of such solutions to HTC for their EVO 4G, the first mass-market 4G phone released in the U.S. ABI Research estimates that 3.2 million WiMAX smartphones shipped in 2010. In 2010, we shipped 3.4 million semiconductor solutions to smartphones OEMs. We believe that we can extend our WiMAX market position as carriers in the U.S., Korea and Japan continue to expand their WiMAX networks and release new smartphones, and WiMAX-enabled CPE devices continue to be deployed in markets such as India.

▪

Leveraging WiMAX expertise to become a leader in LTE.    We are leveraging our strong market position and technical expertise in WiMAX to deploy best-in-class LTE solutions, as WiMAX and LTE share many common technologies. For example, we developed a full 20MHz bandwidth TDD LTE solution which was used in the first TDD LTE network demonstration by China Mobile. We plan to offer differentiated products serving all potential LTE markets, including TDD LTE solutions for large wireless carriers such as China Mobile; dual-mode WiMAX and LTE solutions; and FDD LTE products to enable 3G wireless carriers to migrate to 4G. In addition, our 4sight program offers WiMAX and LTE network migration and coexistence solutions for wireless carriers, OEMs and ODMs.

▪

Continuing to provide complete 4G-specific semiconductor solutions.    Currently, 4G wireless broadband technologies are primarily being deployed to provide high-speed data connectivity in a more efficient manner in data-only devices such as USB dongles, portable routers, embedded applications and CPE devices. In these wireless devices, we believe single-mode 4G solutions, such as those in our portfolio, are the appropriate and cost-effective approach. In devices such as smartphones that also include voice functionality, wireless carriers primarily use 4G technology to provide broadband data services while voice services continue to utilize 2G and 3G technologies. As 4G networks typically operate in different frequency bands from legacy 2G and 3G networks, each network requires its own respective RF implementation. In smartphones, our 4G solutions provide independent RF functionality implemented separately from their legacy 2G or 3G counterparts, significantly simplifying RF system design. This architecture also eliminates the burden of integrating the 4G protocol into a complex, monolithic multi-protocol stack. We believe this approach allows manufacturers to leverage their proven 2G and 3G platforms while reducing cost and accelerating their time-to-market.

▪

Extending our relationships across the wireless industry to facilitate broad adoption of 4G technologies.    Our relationships with OEMs, ODMs, infrastructure vendors and wireless carriers, including our global interoperability testing partnerships, offer a key advantage and act as a strong differentiator of our solutions. We intend to continue to work directly with wireless carriers that provide subscriber services and maintain and operate networks and with equipment manufacturers to provide improved solutions that can reduce wireless carriers’ infrastructure investment costs and accelerate the deployment of 4G networks. For example, we believe that our ongoing relationships and dialogue with these industry participants, particularly with respect to new deployments of wireless broadband infrastructure in emerging markets and by new market entrants has helped expand our market opportunity and has enhanced our reputation as a leading provider of 4G solutions. More recently, we believe our SQN3010, one of the first available TDD LTE SoCs in the market, enabled China Mobile to meet its TDD LTE goals. We also participate in a number of organizations and standards bodies, including the WiMAX Forum, the IEEE 802.16 Working Group on Broadband Wireless Access Standards, Next General Mobile Networks and 3GPP. We believe our relationships across the 4G wireless industry, from OEMs, ODMs and infrastructure vendors, to wireless carriers, to industry standards bodies, is a significant competitive advantage that we will be able to leverage for LTE and other next-generation solutions.

Our Solutions

We have developed a portfolio of 4G semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G protocols that serve as the core wireless processing platform for a 4G device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC and SiP solutions that combine these and other functions into a single die or package. Our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of the 4G solution. Our SiP solutions incorporate additional components that are typically required to build a wireless device, including the radio front-end and power management components from third party suppliers, and integrate them along with our SoC into a single package. This advanced packaging provides a near turn-key solution that reduces the footprint of the 4G solution and simplifies the design, manufacturing and testing burden for OEMs, reducing their investment and accelerating their time-to-market for 4G devices.

All of our baseband, SoC and SiP products are provided with comprehensive software, including relevant source code, to enable manufacturers to easily integrate our solutions into their devices in a wide variety of environments, including Apple MAC OSX, Microsoft Windows and embedded operating systems such as Android. In addition, we provide our customers with design support, in the form of reference designs that specify recommended methods for interconnecting our chips to surrounding devices, such as host processors, memory and RF front-end components. Further, we provide our customers with a warranty, for a period of one to two years, that our solutions are free from defects in materials and workmanship and will operate in material conformance with the provided specifications, entitling the customer to have the defective product repaired or replaced at our expense.

In addition to our various WiMAX and LTE solutions that are currently available to our customers, we also have a number of LTE, WiMAX and combined WiMAX/LTE solutions in development that we expect will become available throughout 2011. Our products, including the expected availability of those products currently in the design stage of development, are summarized in the table below.

Product Family	Product Name	Description	Target Applications					Expected Availability	Key Features
			Smartphones	Embedded devices	USB dongles	CPE	Basestations
	SQN1210	BB + RF SoC	•	•	•			Now	Integrated DRAM, multi-band RF
	SQN1220	BB + RF SoC			•	•		Now	Integrated applications processor with VoIP support, multi-band RF
	SQN1280	SiP	•	•				Now	Complete turnkey WiMAX solution
	SQN1310	BB + RF SoC	•					1st half 2011	Handset-optimized power and size
	SQN1130	BB	•	•	•	•		Now	Dual-transmit mobile WiMAX
	SQN1140	RF	•	•	•	•		Now	Supports 2.3 GHz – 2.7 GHz
	SQN1145	RF	•	•	•	•		Now	Supports 3.3 GHz – 3.8 GHz
	SQN1010	BB				•		Now	WiMAX / 802.16d version
	SQN2010	BB					•	Now	WiMAX / 802.16d version
	SQN2130	BB					•	Now	Supports >100 users for microcells and macrocells
	SQN2131	BB					•	Now	Supports <20 users for femtocells and picocells
	SQN3010	BB			•	•		Now	Supports TDD LTE
	SQN3110	BB	•	•	•	•		3rd quarter 2011	Supports TDD LTE & FDD LTE, 40nm process geometry, low-power
	SQN3140	RF	•	•	•	•		3rd quarter 2011	Supports 2.3 GHz – 2.7 GHz TDD LTE at up to 20 MHz bandwidth
	SQN5110	Dual BB	•	•	•	•		2nd half 2011	Supports seamless WiMAX-LTE handover, 40nm process geometry, low-power

Abbreviations used in this table: BB = baseband processor, CPE = customer premise equipment, DRAM = Dynamic Random Access Memory, FDD = frequency division duplexing, RF = radio frequency transceiver, SoC = system-on-chip, SiP = system-in-package, TDD = time division duplexing, VoIP = Voice over Internet Protocol.

Research and Development

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 163 employees and consultants, at March 31, 2011, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including WiMAX, LTE, 2G, 3G and Wi-Fi. More than 25% of our engineers have more than 10 years of experience in their specific domain and over 98% of our engineers hold masters degrees.

The ability to successfully integrate and mass-produce digital and RF functionality in advanced 65nm CMOS process technology with acceptable yields is a significant industry challenge. Due to the robustness of our design and verification methodologies, each of our 65nm SoC products was production-ready from the initial design and has achieved high levels of performance and manufacturing yield, reducing time to market and avoiding costs associated with additional design revisions. We believe this record of success positions us well as we migrate to 40nm and lower process geometries. Furthermore, first-silicon for each of our four generations of WiMAX integrated circuits has performed within our targeted specifications. We design our products with careful attention to quality, flexibility, cost and power consumption requirements. Our integrated circuit architecture is designed to optimize hardware and software partitioning to provide more flexibility and better cost without compromising performance. Our single-die baseband/RF integration allows advanced architecture choices, such as balanced filtering and gain splitting, which result in smaller die size, lower cost and reduced power consumption.

Since February 2009, we have been certified as ISO 9001 compliant, an international standard set by the International Organization for Standardization, or ISO, that sets forth requirements for an organization’s quality management system. We believe this certification gives our customers confidence in our quality control procedures. We also participate in a number of organizations and standards bodies, including the WiMAX Forum, the IEEE 802.16 Working Group on Broadband Wireless Access Standards, an organization that develops standards and recommended practices to support the development and deployment of broadband wireless metropolitan area networks, Next General Mobile Networks, and 3GPP. In addition, we participate in multiple European Union and French collaborative projects for advanced studies focusing on future evolutions of the 4G technology.

Our research and development expense was $12.0 million, $13.9 million and $18.0 million for 2008, 2009 and 2010, respectively.

Competition

The wireless semiconductor business is very competitive. We believe that our competitive strengths will enable us to compete favorably in the WiMAX and LTE markets. The following are the primary elements on which companies in our industry compete:

▪	functionality, form factor and cost;

▪	product performance, as measured by network throughput, signal reach, latency and power consumption;

▪	track record of providing high-volume deployments in the industry; and

▪	systems knowledge.

In the WiMAX market, we compete with suppliers such as Beceem Communications Inc., which was recently acquired by Broadcom Corporation, GCT Semiconductor, Inc. and MediaTek Inc. We also compete with Intel Corporation and Samsung Electronics Co. Ltd., who embed their own WiMAX semiconductor solutions in modules and devices, respectively. In the LTE market, we expect to face competition from semiconductor companies such as Broadcom Corporation, Infineon Technologies AG, Intel Corporation, Qualcomm Incorporated, Samsung Electronics Co. Ltd. and ST-Ericsson N.V.

Many of our competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. In addition, some of them may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies to offset what we believe are the performance and cost advantages of our solutions.

Sales and Marketing

Our sales efforts are focused on securing design wins at leading OEMs and ODMs for mobile broadband devices. We work closely with key players across the 4G wireless broadband industry to understand their requirements and enable them to certify and deploy 4G solutions in high volume.

Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of March 31, 2011, we had a direct sales force consisting of six individuals serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan, India, Europe the Middle East and North and South America. In China, Japan, India and Korea we supplement our direct sales team with local distributors and sales representatives who handle certain customer communications, logistics and customer support functions. We do not have an agreement in place with the majority of such distributors. We have only one distributor agreement in effect, which is non-exclusive, and is terminable by us for any reason upon 90-day written notice or less in certain circumstances.

Our sales force is complemented by a team of FAEs that assists customers in solving technical challenges during the design, manufacturing implementation and certification phases of a customer’s product life cycle. This high-touch approach allows us to facilitate the successful certification and acceptance by the wireless carriers of our customers’ products, which speeds time-to-market for our customers and reinforces our role as a trusted advisor to our customers.

Our sales cycles typically take 12 months or more to complete and our solutions are generally incorporated into our customers’ products at the design stage. Prior to an end customer’s selection and purchase of our solutions, our sales force and field applications engineers provide our end customers with technical assistance in the use of our solutions in their products. Once our solution is designed into a customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that end customer for that particular product offering given the significant cost, time, effort and risk involved in changing suppliers. In addition, once we win a particular design with an end customer, we believe our ability to penetrate other product families at that end customer increases significantly.

Our marketing strategy is focused on enabling broad adoption of 4G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. For example, by engaging early with China Mobile, we were able to understand their requirements and achieve aggressive timelines for delivering our TDD LTE solution for their demonstration network. In addition, our collaboration with Sprint allowed us to understand their user experience goals, which led to the implementation of an optimized 3G-4G handover capability and reduced idle-mode power consumption for handsets incorporating our solutions.

Our marketing team is also responsible for product management, strategic planning, product roadmap creation, OEM, ODM and wireless carrier business development and corporate communications. All of these functions are aimed at strengthening the competitiveness of our solutions in response to evolving industry needs and competitive activities, and at articulating the value proposition of our technology throughout the 4G broadband wireless industry. Our sales and marketing organizations work closely together to ensure that evolving industry requirements are reflected in our product plans, and that customers have early access to our roadmaps and can communicate the value of our technology to the wireless carriers. This end-to-end value chain management approach is designed to grow and preserve our market share in the segments we serve.

Customers

We maintain relationships with 4G wireless carriers and with OEMs and ODMs who supply devices to those carriers and their end users. We do not typically sell directly to wireless carriers. Our sales are conducted on a purchase order basis with OEMs, ODMs, contract manufacturers or system integrators, or to a lesser extent with distributors who provide certain customer communications, logistics and customer support functions.

Our top ten customers accounted for 58%, 70% and 91% of our total revenue in 2008, 2009 and 2010, respectively. HTC accounted for 66% of our total revenue in 2010, though less than 10% in each of 2008 and 2009. Huawei accounted for less than 10%, 30% and less than 10% of our total revenue in 2008, 2009 and 2010, respectively. The following is a list of our top ten customers, in alphabetical order, based on total revenue during 2010:

▪ Accton Wireless Broadband ▪ Flextronics ▪ Gemtek ▪ HTC ▪ Huawei	▪ MitraStar Technology (a spin-off of Zyxel) ▪ Sagemcom ▪ Silicon Technology ▪ Teltonika ▪ ZTE

Manufacturing

We operate a fabless business model and use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor solutions. Our sole foundry vendor is TSMC. We currently use 65nm standard RF, mixed-signal and digital CMOS production processes and are presently designing products for fabrication in 40nm technology. The use of these commercially available standard processes is designed to enable us to produce our products more cost-effectively and, by migrating to lower process geometries, we expect to achieve advantages in cost, size and power consumption.

We use UTAC and Siliconware Precision Industries Limited for most of our assembly and testing. We rely on extensive simulation, practical application and standardized test bed studies to validate and verify our products.

We closely monitor the production cycle from wafer to finished goods by reviewing electrical parameters and manufacturing process and test yield data. We also run routine reliability monitoring programs to ensure long term product reliability. This enables us to operate certain test processes on demand to reduce the time-to-market for our products and to help ensure their quality and reliability. We are ISO 9001 certified, and all of our major suppliers and subcontractors are required to have quality manufacturing systems certified to ISO 9000 and ISO 14000 levels, as well as appropriate environmental control programs.

We do not have any agreements with our foundry or with our testing and packaging vendors, other than a framework agreement with UTAC, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.

Intellectual Property

We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At March 31, 2011, we had 5 issued and allowed United States and European patents and 24 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.

In addition to our own intellectual property, we have also entered into a number of licensing arrangements pursuant to which we license third-party technologies and intellectual property. In particular, we have entered into such arrangements for certain technologies embedded in our semiconductor, hardware and software designs. These are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses. These licenses are generally perpetual or automatically renewed for so long as we continue to pay any royalty that may be due and in the absence of any uncured material breach of the agreement. Certain licenses for technology used for development of a particular product are for a set term, generally at least two years, with a renewal option, and can be easily replaced with other currently available technology in subsequent product developments. In the event that such licenses are not renewed, they nevertheless continue with regard to products distributed in the field. Except for our licenses to the so called “essential patents” described below, we do not believe our business is dependent to any significant degree on any individual third-party license.

We have also entered into licensing arrangements with respect to so called “essential patents” that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. We have entered into an agreement with France Telecom with respect to such a patent portfolio under a common licensing program. The agreement provides for a royalty-bearing, non-exclusive license, for an initial term that expires on June 30, 2012 and is renewable for an additional term of at least five years. The agreement may be terminated (i) by either party in the event that any material breach is not cured within 60 days or (ii) by us upon 90 days written notice. In the event that France Telecom grants the same license to another party on more favorable royalty rates, we are entitled to an amendment to provide for such rates.

Employees

At March 31, 2011, we had 196 full-time employees, of whom 126 were located in France, 20 were in the United Kingdom, 16 were in China, 11 were in Israel, 8 were in the United States, 7 were in Singapore, 6 were in Taiwan, and 1 each were in Hong Kong and India. These employees include 129 in research and development, 37 in sales and marketing and 23 in general and administration and 7 in operations. Management considers labor relations to be good. We also have independent contractors and consultants. At March 31, 2011, we had 29 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 18 independent contractors in other fields and geographic locations.

Facilities

Our principal executive offices are located in Paris, France, consisting of approximately 22,390 square feet under a lease that expires in May 2014. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.

We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2015. We have a 1,973 square-foot facility in Petach Tikva, Israel, which houses a small research and development team, and sales and technical support personnel, under a lease that expires in January 2013. We have a 1,957 square-foot facility in Xindian City, Taipei, Taiwan for sales and technical support personnel under a lease that expires in November 2011. We have a 1,447 square-foot facility in Shenzhen, China, which accommodates sales and technical support personnel, under a lease that expires in June 2012. In February 2011, we entered into a new office lease of 1,600 square feet in Singapore, expiring in February 2012. We rent additional office space in Shanghai, China; Singapore; and Burnsville, Minnesota, U.S. under short-term lease agreements.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

Management

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as the date of this prospectus. Unless otherwise stated, the address for our directors and officers is c/o Sequans Communications S.A., 19 Le Parvis, 92073 Paris-La Défense, France.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	49	Chairman and Chief Executive Officer
Deborah Choate	47	Chief Financial Officer
Bertrand Debray	46	Vice President, Engineering
Sylvie Deschamps	48	Vice President, Worldwide Sales
T. Craig Miller	45	Vice President, Marketing and Business Development
Eddy Tang	52	Vice President, Manufacturing Operations
Hugues Waldburger	47	Vice President, Product Line Management

Directors
Michael Elias	51	Director
David Ong	48	Director
James Patterson	43	Director
Hubert de Pesquidoux	45	Director
Dominique Pitteloud	49	Director
Alok Sharma	46	Director
Zvi Slonimsky	61	Director

Executive Officers

Dr. Georges Karam has served as our chairman and chief executive officer since the company was founded in 2003. Before founding Sequans, Dr. Karam was vice president of cable access at Juniper Networks, running the cable engineering and marketing departments and managing the cable sales launch in the Europe, Middle East and Africa region. He joined Juniper Networks when the company acquired Pacific Broadband Communications (PBC), where he was vice president of engineering and general manager for Europe. Dr. Karam has served in a variety of senior management positions at Alcatel, SAGEM and Philips. He is a senior member of IEEE, has authored numerous technical and scientific papers and holds several patents in digital communications. Dr. Karam holds a PhD from Ecole Nationale Supérieure des Télécommunications, Paris.

Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has 26 years of experience in management, finance and accounting, including over 12 years working with technology companies, in particular communications hardware, software and services. Ms. Choate holds a BS from the University of California at Berkeley.

Bertrand Debray has served as our vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has 15 years experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

Sylvie Deschamps has served as our vice president, worldwide sales since March 2010. Ms. Deschamps leads our global sales and customer support organizations. Prior to joining Sequans, from June 2009 to February 2010, Ms. Deschamps was a founding shareholder and member of the investment committee of Succes Europe Fund (France). From 1988 to June 2009, Ms. Deschamps held a number of positions at Texas Instruments, a leading global semiconductor company, where she most recently was member of the French board of directors from 1996 to June 2009 and general manager of strategic alliances for the Wireless Terminal Business Unit, managing IP strategic sourcing from 2006 to June 2009. Before that, she ran the GSM/GPRS/EDGE Wireless Business Unit where she had worldwide operational and financial responsibility. Ms. Deschamps holds a PhD from the University of Nice (France).

T. Craig Miller has served as our vice president, marketing and business development since June 2009. Mr. Miller is responsible for coordinating our marketing strategy and business development activities. He is a technology industry veteran with experience in product management, marketing, strategic planning and business development over the course of his twenty-plus year career. Prior to joining Sequans, Mr. Miller was vice president of product management and marketing at NextWave Wireless from September 2006 to March 2009, where he was responsible for strategic marketing, product planning, product management, applications engineering and marketing communications for a portfolio of WiMAX and LTE chipsets. Prior to NextWave, from July 1988 to May 2006 he held numerous positions in product marketing, strategy, business development and product engineering at Intel Corporation and was director of marketing for the Wireless Networking Group. Mr. Miller holds a BS in electrical engineering from the University of Cincinnati and an MBA from Arizona State University.

Eddy Tang has served as our vice president, manufacturing operations since 2005. Before joining Sequans, from 2003 to 2005, Mr. Tang was with STATSChipPAC Ltd., a provider of outsource assembly and test services, where he was a senior manager in the company’s corporate strategy organization. He was responsible for assessing the future needs of the outsourcing industry and making strategic recommendations to upper management. From 1999 to 2004, Mr. Tang held various management positions at Singapore Technologies Assembly and Test Services (STATS Ltd.), including director of marketing in outsource assembly and test services. He started his career in 1982 as a sales engineer at Jebson Company, Siemens Division in Hong Kong. In 1984, he joined Fairchild Semiconductor’s manufacturing operations in Singapore. He brings with him more than 20 years of experience in the semiconductor industry. Mr. Tang holds a Bachelor of Engineering from National University of Singapore and an MBA from University of Southern Australia.

Hugues Waldburger has served as our vice president, product line management since June 2008. From December 2003 to June 2008, Mr. Waldburger was with Wavecom SA, where he held various positions, including director of performance and validation, director of program management, and member of the steering committee. Prior to joining Wavecom he led the product integration program for cable networks at Pacific Broadband Communications from June 2000 to November 2003, which was acquired by Juniper Networks in 2001. Earlier, Mr. Waldburger held technical management positions for embedded systems with the electronics group, Thales. Mr. Waldburger has more than 20 years of experience in embedded systems and technology. Mr. Waldburger holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

Directors

Michael Elias has served as a director of the company since July 2006. Mr. Elias had been a managing director of Kennet Partners since 1997. Prior to founding Kennet in 1997, he spent 11 years at the venture capital firm Thompson Clive. Mr. Elias was responsible for establishing Thompson Clive’s offices in both Silicon Valley and Paris. He currently serves, and has previously served, as a director of a number of private companies. Mr. Elias has an MS from Cambridge University, where he was a Marshall Scholar, and a BA from Harvard University. Mr. Elias was appointed to our board as the candidate proposed by Kennet Partners. Upon consummation of this offering, Kennet Partners’ right to propose a director terminates, and we expect Mr. Elias to resign as a director after the expiration of the lock-up period applicable to this offering.

David Ong has served as a director since February 2005. Mr. Ong joined the investment team at Add Partners as Investment Director in July 2003 after 17 years in technology and venture capital. Previously Mr. Ong was an investment director at Vertex Management, a multinational private equity firm based in Singapore. Prior to that, Mr. Ong spent 13 years in the semiconductor industry, working as a chip designer and head of product development in Silicon Valley and Singapore, and then heading product marketing. He currently serves, and has previously served, as a director of a number of private companies. Mr. Ong holds a bachelor of electrical engineering from the National University of Singapore. Mr. Ong was appointed to our board as the candidate proposed by Add Partners. Upon consummation of this offering, Add Partners’ right to propose a director terminates, and we expect Mr. Ong to resign as a director after the expiration of the lock-up period applicable to this offering.

James Patterson has served as a director since January 2011. Mr. Patterson is currently the chief executive officer and co-founder of Mobile Symmetry, a mobile and database applications company. Prior to that Mr. Patterson held various leadership roles during his 14 year tenure with Sprint, including President of Wholesale Services from 2008 to 2009, Vice President of Cable Solutions from 2005 to 2008, Vice President of Carrier Markets and of Network Access Management from 2001 to 2005, and Vice President of Sprint E|Solutions Finance from 2000 to 2001. Prior to Sprint, Mr. Patterson was a consultant to the financial services industry at Andersen Consulting (now Accenture). Mr. Patterson holds a bachelor’s in economics from Davidson College and an MBA from the University of Virginia. He has also studied British literature and economic history at Cambridge University and completed additional post-graduate work at Georgetown University.

Hubert de Pesquidoux has served as a director since March 2011. Since November 2009, Mr. de Pesquidoux has served as Chief Executive Officer of HDP Consulting, a consulting company. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux’s recent positions also include President of Alcatel North America from June 2003 until November 2006. Mr. de Pesquidoux also serves as a director of Tekelec and currently serves, or has served, as a director or member of the advisory board of a number of private companies. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.

Dominique Pitteloud has served as a director since January 2005. Mr. Pitteloud has been a senior investment director at Endeavour Vision since 2007 and was a principal at Vision Capital from 2001 to 2007. Mr. Pitteloud is also an advisor to ASSIA, a provider of DSL management solutions. Prior to becoming a venture capitalist, Mr. Pitteloud was vice president of marketing at 8×8, a Silicon Valley semiconductor and telecommunication company, which he joined in 1999 as part of the acquisition of Odisei, a VoIP start-up from Sophia Antipolis, France. At Odisei, Mr. Pitteloud led the development of the company’s business and financing activities. Prior to Odisei, Mr. Pitteloud held various engineering and management positions at Logitech, including Vice President of the scanner and video camera business units. Mr. Pitteloud received a BS in telecommunications from the Swiss engineering school of Yverdon and an MBA from Santa Clara University.

Alok Sharma has served as a director since January 2011. Since September 2010, Dr. Sharma has been an independent consultant. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison.

Zvi Slonimsky has served as a director since November 2006. Since 2005, Mr. Slonimsky has provided telecom and information technology consulting. He served as CEO of Alvarion Ltd. from 2001 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky also serves as the chairman or a director of numerous private companies and serves as a director Alvarion. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA degree from Tel-Aviv University.

Corporate Governance Practices

As a French société anonyme we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the NYSE, we will be subject to the NYSE corporate governance listing standards. The NYSE Listed Company Manual provides that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the NYSE rules, with certain exceptions. Currently, we plan to rely exclusively on the NYSE Listed Company Manual with respect to our corporate governance after we complete this offering, although we may choose to rely on home country practice in the future in the event the NYSE Listed Company Manual conflicts with imperative corporate governance requirements under French law.

Board Practices

In accordance with French law governing a société anonyme, our business is overseen by our board of directors and by our chairman. The board of directors has appointed Dr. Karam as our chairman, who also serves as our chief executive officer. Subject to the prior authorization of the board of directors for certain decisions as required under French law, the chief executive officer has full authority to manage our affairs.

Our board of directors is responsible for, among other things, presenting our accounts to our shareholders for their approval and convening shareholder meetings. The board of directors also reviews and monitors our economic, financial and technical strategies. The directors are elected by the shareholders at an ordinary general meeting. Under French law, a director may be an individual or a corporation and the board of directors must be composed at all times of a minimum of three members.

Within the limits set out by the corporate purposes (objet social) of our company and the powers expressly granted by law to the shareholders’ general meeting, the board of directors may deliberate upon our operations and make any decisions in accordance with our business. However, a director must abstain from voting on matters in which the director has an interest. The board of directors can only deliberate if at least half of the directors attend the meeting in the manners provided for in our by-laws. Decisions of the board of directors are taken by the majority of the directors present or represented. Under French law, our directors and chief executive officer may not, under any circumstances, borrow money from us or obtain an extension of credit or obtain a surety from us.

Our board of directors currently consists of eight directors. Under our by-laws to be in effect prior to the completion of this offering, our board of directors will be comprised of up to nine members. We expect that a majority of our directors will be considered independent directors, as defined by the NYSE and the SEC. We expect that Messrs. Elias and Ong will resign as directors after the expiration of the lock-up period applicable to this offering. Our board of directors is currently seeking to fill one of the resulting vacancies, and we expect that two will remain vacant.

Upon the closing of this offering, all of our preference shares will be automatically converted into ordinary shares and any contractual rights under the shareholders agreement dated January 31, 2008 to appoint directors will be automatically terminated. Under our by-laws to be in effect prior to the completion of this offering, the sections of the by-laws relating to the number of directors, election and removal of a director from office may be modified only by a resolution adopted by 66 2/3% of our shareholders present or represented. A director’s term expires at the end of the ordinary shareholders’ general meeting convened to vote upon the accounts of the then-

preceding fiscal year and is held in the year during which the term of such director comes to an end unless such director’s term expires earlier in the event of a resignation or removal. The following table sets forth the names of the directors of our company, the dates of their initial appointment as directors and the expiration dates of their current term.

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2012
Michael Elias	Director	2006	2012
David Ong	Director	2005	2012
James Patterson	Director	2011	2013
Hubert de Pesquidoux	Director	2011	2013
Dominique Pitteloud	Director	2005	2012
Alok Sharma	Director	2011	2013
Zvi Slonimsky	Director	2006	2012

We expect that at the next shareholders’ general meeting held following completion of the offering, our by-laws will be amended to provide that each director is elected for a maximum three-year term by a vote of the majority of the shareholders present or represented, and each of our directors will be elected to a new three-year term. In addition, at such time we expect that for the purposes of the first renewal of the board of directors, the terms of approximately one-third of the directors will expire early after one year, one-third will expire early after two years and one-third will expire after three years, and our directors will decide unanimously or draw lots to determine their initial early term expiration.

Under French law, a director who is an individual cannot serve on more than five boards of directors or supervisory boards in corporations (société anonyme) registered in France; directorships in companies controlled by us, as defined in article L.233-16 of the French Commercial Code, are not taken into account.

Directors may resign at any time and their position as members of the board of directors may be revoked at any time by a majority vote of the shareholders present or represented at a shareholders’ general meeting, excluding abstentions. The number of directors who are over 70 years old may not exceed one third of the total number of directors and the chairman of our board must not be over 70 years old. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, directors may be entitled to damages.

Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our by-laws, provided there are at least three directors remaining, may be filled by a vote of a simple majority of the directors then in office. The appointment must then be ratified by the next shareholders’ general meeting. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director. In the event the board would be composed of less than three directors as a result of a vacancy, meetings of the board of directors shall no longer be permitted to be held except to immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

Under French law, employees may be elected to serve as a director. However, such employee-director must perform actual functions separate from his/her role as director in order to retain the benefit of his/her employment agreement. The number of directors who are our employees cannot exceed one third of the directors then in office. No director can enter into an employment agreement with us after his/her election to the board of directors.

French law requires that companies having at least 50 employees for a period of 12 consecutive months have a Comité d’Entreprise, or Workers’ Council, composed of representatives elected from among the personnel. Our Workers’ Council was formed in 2007. Two of these representatives are entitled to attend all meetings of the board of directors and the shareholders, but they do not have any voting rights.

Directors are required to comply with applicable law and with our by-laws. Our directors may be jointly and severally liable for actions that they take that are contrary to our interests. Directors are jointly and severally liable for collective decisions. However, each director may avoid liability by proving that he or she did not approve the decision. Directors may be individually liable for actions fully attributable to them in connection with a specific mission assigned to them by the board of directors. As a director, the chairman of the board is liable under the same conditions. The chief executive officer may be liable with respect to third parties if he commits a fault that is severable from his duties and which is only attributable to him.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Hubert de Pesquidoux, James Patterson and Dominique Pitteloud, with Mr. de Pesquidoux serving as chairperson. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; recommends to the shareholders with respect to the identity and compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our Consolidated Financial Statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly Consolidated Financial Statements; and reviews the scope and results of internal audits and evaluates the performance of the internal auditor. We expect that each of our audit committee members each will meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that Mr. de Pesquidoux is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of the NYSE. The audit committee will operate under a written charter that satisfies the applicable rules of the SEC and the NYSE.

Compensation Committee

Our compensation committee consists of Zvi Slonimsky, Hubert de Pesquidoux and Dominique Pitteloud, with Mr. Slonimsky serving as chairperson. Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees, which includes reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also recommends to the board of directors the issue of stock options and other awards. We expect that each member our compensation committee will meet the requirements for independence under the applicable rules and regulations of the SEC and the NYSE. The compensation committee will operate under a written charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James Patterson, Alok Sharma and Zvi Slonimsky, with Mr. Patterson serving as chairperson. The nominating and corporate governance committee will be responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee will consider the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. We expect that each member of our nominating and corporate governance committee will meet the requirements for independence under the applicable rules and regulations of the NYSE. The nominating and corporate governance committee will operate under a written charter.

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2010, was approximately $2.6 million, including $41,000 paid to Zvi Slonimsky, one of our directors, under a consultancy services agreement. For the year ended December 31, 2010, we estimate that approximately $20,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

Our non-employee directors, other than those representing specific existing shareholders, are entitled to the following compensation:

Attendance fees	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500

In addition, our non-employee directors will also be entitled to the following equity awards:

Initial equity award for new directors(1)(3)	Warrants to purchase 25,000 shares
Annual award for continuing board members(2)(3)	Warrants to purchase 6,000 shares

(1)	The initial equity award will have an exercise price equal to the fair market value of the ADSs on the date of grant and will be subject to vesting over a period of three years in equal installments commencing on the date of grant or, in the case of Messrs. Patterson and Sharma, the date of the letter agreement providing for each of their appointment to the board of directors, subject to the non-employee director’s continued service to us through the vesting date.
(2)	The annual equity award for continuing board members will have an exercise price equal to the fair market value of the ADSs on the date of grant and will fully vest on the earlier of (a) the one year anniversary of the date of grant of the award and (b) the date immediately preceding the date of the annual meeting of our shareholders for the year following the year of grant for the award, subject to the non-employee director’s continued service to us through the vesting date. A non-employee director will receive an annual warrant award only if he or she has served on the board of directors for at least the preceding twelve months.
(3)	All such awards will become fully vested upon a change of control.

Employment Agreements with Executive Officers

We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer. See “Certain Relationships and Related Party Transactions—Agreements with Executive Officers and Directors—Employment Agreement”. We have entered into standard employment agreements with each of our other executive officers. There are no arrangements or understanding between us and any of our other executive officers providing for benefits upon termination of their employment, other than as required by applicable law.

Directors’ Service Contracts

We have entered into letter agreements with each of James Patterson and Alok Sharma. See “Certain Relationships and Related Party Transactions—Agreements with Executive Officers and Directors—Director and Compensation Agreements”. There are no arrangements or understandings between us and any of our non-employee directors providing for benefits upon termination of their employment or service as directors of our company, other than as required by applicable law.

Equity Plans

Beginning in 2004, we have issued to our employees and consultants stock options, founders warrants and warrants to purchase our Category A preference shares. Due to French corporate law and tax considerations, we have issued such equity awards under three types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of stock options to employees outside of France, pursuant to our Stock Option Plans, founders warrants to employees in France, pursuant to our BCE Subscription Plans, and warrants to our business partners, including consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans. Founders warrants are a specific type of option available to qualifying young companies in France and have a more favorable tax treatment for both the employee and the employer compared to stock options, but may otherwise function in the same manner as stock options, in particular in terms of vesting. Following completion of this offering, we will only issue stock options and warrants to purchase ordinary shares pursuant to our equity plans.

Under French law, each of these equity plans must be approved at the shareholders’ general meeting. The shareholders may delegate to our board of directors the authority to grant the securities within a period that cannot exceed 18 months for founders warrants and warrants, and 38 months for stock options. The shareholders have nevertheless historically delegated the authority to our board to grant these securities within a period that cannot exceed 12 months. Once approved by the shareholders’ general meeting, these equity plans cannot be extended either in duration or in size. We have therefore implemented new equity plans when necessary each year.

Since 2004 through 2010, our shareholders have approved and authorized the issue of an aggregate of 2,344,000 shares under our stock options plans, 2,755,500 shares under our founders warrants plans and 425,000 shares under our warrant plans. On March 8, 2011, our shareholders approved and authorized the issue of 1,750,000 shares pursuant to stock option plans, founders warrants, warrant plans or restricted share plans. On March 8, 2011, our board of directors granted 1,058,500 founders warrants and 127,000 stock options under these plans. All founders warrants and stock options were granted with an exercise price of $8.62. Of the founders warrants granted, 960,000 were granted to our executive officers, with current market values based on the mid-point of the estimated offering price range, as follows: Dr. Georges Karam, Chairman and Chief Executive Officer, 500,000 ($6,000,000); Deborah Choate, Chief Financial Officer, 112,500 ($1,350,000); Bertrand Debray, Vice President, Engineering, 150,000 ($1,800,000); Sylvie Deschamps, Vice President, Worldwide Sales, 40,000 ($480,000); T. Craig Miller, Vice President, Marking and Business Development, 40,000 ($480,000); Eddy Tang, Vice President, Manufacturing Operations, 70,000 ($840,000); and Hugues Waldburger, Vice President, Product Line Management, 47,500 ($570,000). The stock options and founders warrants granted to our executive officers vest with respect to 25% of the shares 12 months after the completion of this offering, with the remaining 75% to vest monthly over the next 36 months. Our board of directors determined to make such grants in March 2011 based upon a compensation study commissioned by our board that evaluated the equity compensation of our executive officers and a change in French tax law that would make it more expensive for us to grant equity awards following this offering. As a private “start-up” in France, we have been currently eligible for preferential tax treatment with respect to founders warrants. These are options available only to French residents, and to date there has been no tax assessed on us with respect to the grant of founders warrants. Commencing upon completion of this offering, we will lose this tax advantage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-Based Compensation” for additional information.

At March 31, 2011, there were outstanding stock options, founders warrants and warrants to purchase a total of 3,766,400 of our shares issued under our equity plans at a weighted average exercise price of €4.34 ($5.76), of which 1,767,500 were held by our directors and executive officers at a weighted average exercise price of €5.15 ($6.83) per share. Of these outstanding stock options, founders warrants and warrants, at March 31, 2011, options to purchase 1,693,087 ordinary shares were vested and exercisable.

The stock options, founders warrants and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options and founders warrants may occur over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting monthly over the remaining 36 months, or may be immediate when linked to employee performance. As described above, in connection with this offering, our board of directors granted stock options and founders warrants that will begin vesting only in the event of an initial public offering. In general, vesting of other warrants may be either on a monthly basis over a two-year or four-year period, or may be immediate, depending on the nature of the service contract with the consultant or adviser. The stock options, founders warrants and warrants expire ten years after the date of grant if not exercised earlier, except in the case of founders warrants granted in 2004 and 2005 that expire five years after the date of grant if not exercised earlier. In general, when a stock option or founders warrant holder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or founders warrants or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or founders warrants or warrants for a period of 30 days; however, for founders warrants and stock options, in the event of incapacity, such period is extended to 90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such founders warrants, stock options or warrants. For stock options and founders warrants, in the event that a third party acquires a 100% interest in us, an employee holder who is subsequently dismissed for cause has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.

The exercise price of the founders warrants, stock options or warrants is determined by the board of directors and is specified in each founders warrant, stock option or warrant award agreement. Historically, the exercise price of the stock options, founders warrants and warrants was equal to the estimated fair value of the shares on the date of grant, based on our valuation, as negotiated with new investors, at the time of the last round of financing prior to the grant. Beginning in January 2011, for new issuances of stock options, founders warrants and warrants, the exercise price will be the fair market value of the shares on the date of grant as determined by our board of directors, based upon objective criteria including if the board so decides, independent valuation analyses and, following completion of this offering, the trading price of ADSs.

In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding stock options founders warrants and warrants.

Employees

At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2008	2009	2010
Department:
Research and development	75	88	108
Sales and marketing	31	35	48
General and administration	14	14	20
Operations	4	4	6

Total	124	141	182

Geography:
Europe, Middle East, Africa	104	121	143
Asia	12	14	29
Americas	8	6	10

Total	124	141	182

Certain Relationships and Related Transactions

Since January 1, 2007, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Under French law, agreements entered into directly or indirectly between us and either one of our officers or one of our shareholders owning more than 10% of our shares, or any company controlling one of our shareholders owning more than 10% of our shares, are subject to the prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meetings on the basis of a specific report issued by our statutory auditors on such agreements. Our managing director agreement with Georges Karam and our consultancy services agreement with Zvi Slonimsky described below have been submitted to the prior approval of the board of directors and ratified by our shareholders at each annual shareholders’ general meeting.

Transaction with Our Principal Shareholders

Shareholder Agreement

In connection with the preference share financings, we and our main shareholders entered into a shareholder agreement on July 17, 2006, which was subsequently amended and restated on January 31, 2008. The shareholder agreement provides that, among other things, the board of directors must be composed, at all times, of a maximum of five members, unless unanimously agreed otherwise, with one member appointed among the candidates proposed by the shareholders holding Category A preference shares, currently Georges Karam, one member appointed among the candidates proposed by Kennet, currently Michael Elias, one member appointed among the candidates proposed by Vision Capital III, which currently does not have a representative on the board, one member appointed among the candidates proposed by ADD One, currently David Ong, and one independent member, who is currently Zvi Slonimsky. Additionally, certain of the shareholders party to the agreement who are not entitled to appoint a member of the board of directors have the right to appoint one observer. Currently, holders of 5% or more of our voting securities, including I-Source Gestion, Motorola Solutions, Inc. and FCID, have each appointed a board observer, currently Nicolas Landrin, Anthony Palcheck and Nadia Sarri, respectively. These provisions will terminate effective upon consummation of this offering.

Registration Rights

Pursuant to the terms of our amended and restated shareholder agreement, the shareholders party to that agreement may exercise certain registration rights with respect to the ordinary shares issuable upon conversion of our preference shares. During the five year period commencing six months from the completion of this offering, shareholders representing 50% of the ordinary shares subject to the shareholder agreement have the right to two “demand” registrations of an underwritten public offering by such holders of ordinary shares at our expense. Such shareholders, as well as certain founding shareholders, including Messrs. Karam and Debray, are entitled to unlimited “piggyback” and Form S-3, or the equivalent, registration rights at our expense. These registration rights terminate the earlier of five years from the completion of this offering and, with respect to each shareholder, when all of such shareholders’ shares can be sold in any three-month period pursuant to Rule 144(k) of the Securities Act.

Issue of Preference Shares and Convertible Notes

From January 2008 to July 2010, we issued an aggregate of €22.5 million ($30.0 million) of Category E preference shares and Category E convertible notes pursuant to investment agreements between us and the investors, which included 3,520,504 Category E preference shares at a price of €4.048 ($5.37) per share and €8.3 million ($11.1 million) aggregate principal amount of Category E convertible notes convertible into our Category E preference shares at a conversion price of €4.048 ($5.37). The Category E convertible notes had a maturity term of 10 years starting from their respective date of issue and bore 2% annual interest until their conversion.

Holders of 5% or more of our voting securities, as well as certain holders affiliated with members of our board of directors purchased Category E preference shares and Category E convertible notes (shown on an as converted basis) as follows: Add Partners and affiliates, 459,486 shares; FCID, 1,182,807 shares; I-Source Gestion and affiliates, 352,273; Kennet Partners and affiliates, 158,102 shares; Motorola Solutions, Inc., 247,035 shares; and Vision Capital and affiliates, 113,142 shares.

The entire €8.3 million ($11.1 million) aggregate principal amount of the Category E convertible notes has been converted into 2,062,500 Category E preference shares.

All outstanding preference shares shall be automatically converted into ordinary shares immediately prior to the consummation of this offering.

Agreements with Executive Officers and Directors

Employment Agreement

We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer, which contains provisions regarding salary, severance payment and benefits. If Dr. Karam is terminated for any reason, he is entitled to a lump sum severance payment equal to one year of base salary. In accordance with French law, our chief executive officer (“directeur général” or “managing director”) cannot be an employee in connection with the performance of his duties in such capacity. The managing director agreement entered into with Dr. Karam does not constitute, and does not contain the compulsory provisions under French law to be construed as, an employment agreement. Therefore, Dr. Karam does not benefit from the status of employee nor from any benefit that French laws and regulations grant to employees. The managing director agreement only sets forth the terms and conditions, including compensation, under which Dr. Karam performs his duties as chief executive officer.

Director Compensation and Agreements

Effective upon completion of this offering, the non-employee members of our board of directors shall receive compensation based on our director compensation policy. A description of the cash compensation and equity awards that non-employee members of our board of directors will be entitled to receive is described under “Management—Compensation of Executive Officers and Directors”.

On May 27, 2010, we entered into a consultancy services agreement with Zvi Slonimsky, providing for the provision of certain consultancy services by Mr. Slonimsky relating to his experience in the broadband wireless industry and pursuant to which Mr. Slonimsky was paid $39,996 per year. This agreement was terminated in January 2011. Mr. Slonimsky is entitled to receive the cash compensation and equity awards described under “Management—Compensation of Executive Officers and Directors”.

On November 25, 2010, we entered into a letter agreement with each of James Patterson and Alok Sharma setting forth the cash compensation and equity awards they would receive upon their appointment to our board of directors which occurred at the shareholders’ general meeting held in January 2011. Such compensation is described under “Management—Compensation of Executive Officers and Directors”.

Loan Transaction

On August 23, 2010, we entered into a loan agreement with Eddy Tang, our vice president, manufacturing operations, for an amount of €43,200, the purpose of which was to allow him to finance all or part of the subscription price of Category A preference shares issued as a result of the exercise of stock options previously granted to Mr. Tang and which were expiring in September 2010. The loan agreement provided for the repayment of the principal in 24 monthly payments, beginning on October 8, 2011, at an annual interest rate of 3.79%. The loan has been repaid in full.

Stock Options, Founders Warrants and Warrants

Since our inception, we have granted stock options, founders warrants and warrants to purchase our Category A preference shares to certain of our executive officers and board members. For more information about our option and warrant plans see “Management—Compensation of Executive Officers and Directors—Equity Plans”.

Principal and Selling Shareholders

The following table presents the beneficial ownership of our ordinary shares at March 31, 2011 by:

▪	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our ordinary shares;

▪	each of our directors and board nominees;

▪	each of our named executive officers;

▪	selling shareholders; and

▪	all executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 27,854,963 ordinary shares, which includes ordinary shares outstanding at March 31, 2011 and gives effect to the conversion of all our outstanding preference shares into ordinary shares that was effective on April 12, 2011.

The percentage of beneficial ownership of our ordinary shares after the offering is based on 34,521,629 ordinary shares outstanding after the offering, after giving effect to a 1-for-2 reverse split of our share capital that was effective on April 12, 2011, which includes the ordinary shares identified in the immediately preceding paragraph plus the ordinary shares to be sold by us in the offering.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares. To our knowledge, none of our selling shareholders is a broker-dealer or is affiliated with a broker-dealer.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o Sequans Communications S.A., 19 Le Parvis, 92073 Paris-La Défense, France.

	Ordinary Shares Beneficially Owned Prior to the Offering		Number of Ordinary Shares Offered	Ordinary Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
5% Shareholders
Add Partners and affiliates(1)	4,537,415	16.3%	406,612	4,130,803	12.0%
I-Source Gestion and affiliates(2)	3,439,623	12.4	308,235	3,131,388	9.1
Kennet Partners and affiliates(3)	3,341,588	12.0	299,450	3,042,138	8.8
Dr. Georges Karam(4)	3,225,000	11.6	289,002	2,935,998	8.5
Vision Capital III LP(5)	1,827,516	6.6	163,770	1,663,746	4.8
FCID(6)	1,631,036	5.9	146,163	1,484,873	4.3
Motorola Solutions, Inc.(7)	1,481,603	5.3	132,771	1,348,832	3.9
Amundi Private Equity Fund and affiliates(8)	1,402,202	5.0	125,655	1,276,547	3.7

Executive Officers and Directors
Dr. Georges Karam(4)	3,225,000	11.6%	289,002	2,935,998	8.5%
Deborah Choate(9)	127,708	*	—	127,708	*
Bertrand Debray	900,000	3.2	80,651	819,349	2.4
Sylvie Deschamps(10)	26,250	*	—	26,250	*
T. Craig Miller(11)	38,333	*	—	38,333	*
Eddy Tang(12)	79,000	*	5,530	73,470	*
Hugues Waldburger(13)	56,583	*	—	56,583	*
Michael Elias(3)	3,341,588	12.0	299,450	3,042,138	8.8
David Ong(1)	4,537,415	16.3	406,612	4,130,803	12.0
James Patterson	—	—	—	—
Hubert de Pesquidoux	—	—	—	—
Dominique Pitteloud	—	—	—	—
Alok Sharma	—	—	—	—
Zvi Slonimsky(14)	225,000	*	20,162	204,838	*
All executive officers and directors as a group (14 persons)	12,558,336	44.3%	1,101,407	11,455,470	32.7%

	Ordinary Shares Beneficially Owned Prior to the Offering		Number of Ordinary Shares Offered	Ordinary Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Other Selling Shareholders
Alcatel-Lucent Participations(15)	1,111,355	4.0%	99,592	1,011,763	2.9%
Jerome Bertorelle(16)	200,000	*	25,000	175,000	*
Fabien Buda(17)	200,000	*	25,000	175,000	*
CAP DECISIF SAS(18)	1,203,601	4.3	107,859	1,095,742	3.2
FCPR Serena 1(19)	1,248,114	4.5	111,848	1,136,266	3.3
Flag Atlantic UK Limited(20)	617,589	2.2	55,344	562,245	1.6
Jeremy Gosteau(21)	10,333	*	500	9,833	*
Ben Hayat(22)	10,000	*	700	9,300	*
Jim Irlam(23)	25,000	*	1,750	23,250	*
Eric Jacques(24)	19,750	*	1,331	18,419	*
Emmanuel Lemois(25)	180,000	*	25,000	155,000	*
Imad Mikaiel(26)	19,500	*	1,000	18,500	*
Ambroise Popper(27)	180,000	*	25,000	155,000	*
Laurent Sibony(28)	200,000	*	25,000	175,000	*
Swisscom AG(29)	176,878	*	15,850	161,028	*
Gerald Vallat(30)	18,000	*	1,225	16,775	*

*	Represents beneficial ownership of less than 1%.
(1)	Includes 4,470,257 shares held by ADD One LP, or ADD; and 67,158 shares held by ADD One GmbH K.G. & Co, or KG. Pursuant to a management agreement, ADD Management Limited , or AML, has sole voting and investment power over the shares held by ADD and KG. AML is the managing general partner of ADD One General Partner LP which in turn is the managing general partner of ADD and managing limited partner of KG. The board of directors of AML consists of Kevin Brennan, Barry McClay and James Martin, who share such voting and investment power. Each of Kevin Brennan, Barry McClay and James Martin disclaim beneficial ownership except to the extent of his or her pecuniary interest therein. The address of AML is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey, GY1 2HL.
(2)	Includes 2,904,044.5 shares held by FCPR T-Source, 371,107.5 shares held by FCPI CA Innovation 6, 95,496 held by FCPI CA Innovation 9 and 68,975 shares held by FCPI CA Investissement 1. I-Source Gestion is the management company of FCPR T-Source, and is the delegated of Amundi PEF, the management company of the FPCI CA Innovation 6, CA Innovation 9 and CA Investissement 1. I-Source Gestion SA is a French Société Anonyme, governed by a Directoire. Eric Harlé, the Président du Directoire, Didier Moret, the Directeur Général, François-René Letourneur and Nicolas Landrin are members of the Directoire. Therefore, Eric Harlé, Didier Moret, François-René Letourneur and Nicolas Landrin have shared voting and shared dispositive power over all shares owned of record by the funds. However, Eric Harlé, Didier Moret, François-René Letourneur and Nicolas Landrin disclaim beneficial ownership of those shares except to the extent of their pecuniary interest therein. Natixis Venture Selection and FCPR Dahlia France Investissements, whose management company is Dahlia Partners, each an affiliate of Natixis Bleichroeder LLC, hold shares in FCPR T-Source and will receive a portion of proceeds from the sale of shares by FCPR T-Source. The address of I-Source Gestion is 11 bis avenue Victor Hugo, 75116 Paris, France.
(3)	Includes 3,326,680 shares held by Kennet II LP, or KII; and 14,908 shares held by King Street Partners LP, or KSP. Pursuant to a management agreement, Kennet Capital Management (Jersey) Limited, or KCMJL, has sole voting and investment power over the shares held by KII and KSP. The board of directors of KCMJL consists of Michael Harrop and Jane Stammers, who share such voting and investment power. KCMJL has appointed Michael Elias, an affiliate of Kennet Partners and a limited partner of KSP, as its representative to Sequans’ board of directors. Each of Michael Harrop, Jane Stammers and Michael Elias disclaim beneficial ownership except to the extent of his or her pecuniary interest therein. The address of KCMJL is 47 Esplanade, St. Helier, Jersey JE1 0BD Channel Islands.
(4)	Includes 50,000 shares held by Dr. Karam as custodian for his daughter Clara Karam and 50,000 shares held by Dr. Karam as custodian for his daughter Jenny Karam.
(5)	Vision III Partners LTD is the General Partner of Vision Capital III LP and has sole voting and investment power. Sven Lingjaerde, Dag M. Syrrist, Gary Norman and Leanne Stuart are directors of Vision III Partners LTD and share such voting and investment power. Sven Lingjaerde and Dag M. Syrrist disclaim beneficial ownership except to the extent of their pecuniary interest therein. Gary Norman and Leanne Stuart disclaim any beneficial ownership. The address of Vision III Partners LTD is Kleinwort Benson House Wests Centre, St. Helier, Jersey JE4 8PQ Channel Islands.
(6)	The Fonds de Co-Investissement Direct (FCID), a French venture capital mutual fund (fonds commun de placement à risques), is represented in all matters by its management company (société de gestion) CDC Entreprises, a French société par actions simplifeé. Philippe Braidy President, and Pascal Lagarde, Managing Director (Directeur Général) of CDC Entreprises have shared voting and investment power over the shares. However, Philippe Braidy and Pascal Lagarde disclaim beneficial ownership of the shares. The address of FCID is c/o of CDC Entreprises, 137 rue de l’Université 75007 Paris, France.
(7)	The address of Motorola Solutions, Inc. is 1303 East Algonquin Road, Schaumburg, Illinois, U.S. 90196.
(8)

Includes 1,062,653 shares held by FCPI SOGE INNOVATION 7; 179,108 shares held by FCPI SOGE INNOVATION EVOLUTION 3; 87,677 shares held by FCPI GEN-I; and 72,764 shares held by FCPI GEN-I 2. Amundi Private Equity Funds is the Management Company and represents FCPI SOGE INNOVATION 7, FCPI SOGE INNOVATION EVOLUTION 3, FCPI GEN-I and FCPI GEN-I 2 in

all matters. Pierre Gillet, Partner, Corinne Ferriere, the Director General, and Bernard Arock, the Directeur General Delegue, of Amundi Private Equity Funds have shared voting and dispositive power of the shares. However, Pierre Gillet, Corinne Ferriere and Bernard Arock disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of Amundi Private Equity Funds is 90, boulevard Pasteur, 75015 Paris, France.

(9)	Includes 122,708 shares subject to options that are exercisable within 60 days of March 31, 2011.
(10)	Includes 26,250 shares subject to options that are exercisable within 60 days of March 31, 2011.
(11)	Includes 38,333 shares subject to options that are exercisable within 60 days of March 31, 2011.
(12)	Includes 25,000 shares subject to options that are exercisable within 60 days of March 31, 2011.
(13)	Includes 49,583 shares subject to options that are exercisable within 60 days of March 31, 2011.
(14)	Includes 225,000 shares subject to options that are exercisable within 60 days of March 31, 2011.
(15)	Alcatel-Lucent Participations is a wholly-owned Subsidiary of Alcatel-Lucent. The address of Alcatel-Lucent Participations is 3 Avenue Octave Greard, 75007 Paris, France.
(16)	Includes 50,000 shares subject to options that are exercisable within 60 days of March 31, 2011.
(17)	Includes 50,000 shares subject to options that are exercisable within 60 days of March 31, 2011.
(18)	Jerôme Snollaert, President of CAP DECISIF SAS, has sole voting and dispositive power over the shares. Mr. Snollaert disclaims beneficial of those shares. The address of CAP DECISIF SAS is 21 bis, rue Lord Byron 75008 Paris, France.
(19)	FCPR Serena I, a French venture capital mutual fund (Fonds Commun de Placement à Risques), is represented in all matters by its Management Company (société de gestion) Serena Capital, a French société par actions simplifée. Xavier Lorphelin, President, and Marc Fournier, Managing Director (Directeur Général) of Serena Capital have shared voting and dispositive power over the shares. However, Xavier Lorphelin and Marc Fournier and disclaim beneficial ownership of those shares except to the extent of their pecuniary interest therein. The address of Serena Capital is 21 rue Auber, 75009 Paris, France.
(20)	Flag Atlantic UK Limited is a majority-owned subsidiary of Reliance Communications Ltd. The address of Flag Atlantic UK Limited is c/o Reliance Ventures Asset Management Ltd., Reliance Centre, 19 Walchand Hirachand Marg., Ballard Estate, Mumbai, 400 001 India.
(21)	Includes 8,833 shares subject to options that are exercisable within 60 days of March 31, 2011.
(22)	Includes 9,300 shares subject to options that are exercisable within 60 days of March 31, 2011.
(23)	Includes 23,250 shares subject to options that are exercisable within 60 days of March 31, 2011.
(24)	Includes 11,500 shares subject to options that are exercisable within 60 days of March 31, 2011.
(25)	Includes 30,000 shares subject to options that are exercisable within 60 days of March 31, 2011.
(26)	Includes 18,500 shares subject to options that are exercisable within 60 days of March 31, 2011.
(27)	Includes 30,000 shares subject to options that are exercisable within 60 days of March 31, 2011.
(28)	Includes 50,000 shares subject to options that are exercisable within 60 days of March 31, 2011.
(29)	The address of Swisscom AG is Alte Tiefenaustr. 6, CH-3050 Bern, Switzerland.
(30)	Includes 12,000 shares subject to options that are exercisable within 60 days of March 31, 2011.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2008 are the result of the purchase by FCID of 125,000 Category A preference shares from Dr. Karam in January 2008, the participation by FCID in the capital increases of Category E preference shares of an aggregate of 1.2 million shares in February 2008, October 2009 and July 2010 and the gift by Dr. Karam of 50,000 shares to each of his two daughters, Clara Karam and Jenny Karam, in March 2011. There were no significant changes in the percentage ownership held by our other principal shareholders. None of our principal shareholders have voting rights different than our other shareholders.

At March 31, 2011, we had 5 shareholders of record in the United States, representing 5.4% of our issued and outstanding shares.

Description of Share Capital

Description of Share Composition

As of March 31, 2011, our authorized share capital consists of 515,000,000 ordinary shares, nominal value €0.02 per share, 10,046,787 Category A preference shares, nominal value €0.02 per share, 1,875,000 Category B preference shares, nominal value €0.02 per share, 5,915,833 Category C preference shares, nominal value €0.02 per share, 1,075,000,228 Category D preference shares, nominal value €0.02 per share, and 1,130,000,111 Category E preference shares, nominal value €0.02 per share. As of March 31, 2011, our issued and fully paid share capital consists of no ordinary shares, nominal value €0.02 per share, 5,715,886 Category A preference shares, nominal value €0.02 per share, 1,875,000 Category B preference shares, nominal value €0.02 per share, 5,833,333 Category C preference shares, nominal value €0.02 per share, 8,847,739 Category D preference shares, nominal value €0.02 per share, and 5,583,004 Category E preference shares, nominal value €0.02 per share. All of our outstanding preference shares were converted into an equal number of ordinary shares effective April 12, 2011.

Under French law, our by-laws set forth only our issued and outstanding share capital as of the date of the by-laws. Our authorized share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding stock options, founders warrants, other warrants and convertible notes, as approved by our shareholders and our board of directors.

Upon closing of this offering, our authorized share capital will consist of 542,435,029 ordinary shares, nominal value €0.02 per share, of which 34,521,629 shares (or 35,521,629 if the underwriters exercise their over-allotment option in full) will be issued and outstanding. The change in authorized share capital from March 31, 2011 is the result of the expiration of 4,833,334 authorized ordinary shares not sold in this offering from the 12,500,000 shares authorized by our shareholders for this offering (assuming the sale by us of 6,666,666 ADSs in this offering or 7,666,666 ADSs if the underwriters exercise their over allotment option in full), and an increase of 32,268,363 authorized ordinary shares as a result of the conversion of preference shares into ordinary shares prior to this offering.

Share Capital Authorized and Not Issued

On March 8, 2011, our shareholders’ general meeting authorized the board of directors to grant up to an aggregate of 1,750,000 Category A preference shares under our stock option plans, our founders warrant plans, our warrant plans and restricted share plans. The authorization by the shareholders was granted for a period of eighteen months. In accordance with French law, there were no preferential subscription rights granted for any portion of such shares. On March 8, 2011, our board of directors granted 1,058,500 founders warrants and 127,000 stock options under these plans, of which 1,020,000 founders warrants and 110,000 stock options will begin vesting only in the event of an initial public offering.

Reconciliation of the Shares Outstanding Prior to This Offering

Shares outstanding at December 31, 2009	23,696,451
Issue of share capital	1,729,249
Issue of shares in connection with the exercise of stock options, founders warrants and warrants	231,813
Conversion of Category E convertible notes	2,062,500

Shares outstanding at December 31, 2010	27,720,013

Issue of shares in connection with the exercise of stock options, founders warrants and warrant	134,950

Shares outstanding at March 31, 2011	27,854,963

History of Securities Issues

On January 25, 2008, our shareholders approved the issue of 100,000 convertible notes to Natixis, with a nominal value of €100 each. On July 16, 2010, our shareholders approved an amendment to such notes extending the term of the €2.5 million aggregate principal amount outstanding to June 30, 2011, and providing that such notes are convertible at the noteholder’s option into ordinary shares only in the event of an initial public offering of our shares on or before June 30, 2011. In this event, the conversion price will be equal to the initial public offering price. Consequently, the number of ordinary shares authorized was increased to a maximum of €10.0 million or 500,000,000 shares.

On January 31, 2008, our shareholders approved the creation of the Category E preference shares, nominal value €0.02 per share, and authorized a capital increase of €27,273 through the issue of an aggregate of 1,363,636 Category E preference shares, each with one anti-dilution warrant attached, at an issue price of €4.084 per share for a total subscription amount of €5,520,000. On July 10, 2008, our shareholders authorized an additional capital increase of €3,706 through the issue of an additional 185,277 Category E preference shares (each with one anti-dilution warrant attached), at an issue price of €4.084 per share for a total subscription amount of €750,000. On January 31, 2008 and July 10, 2008, our shareholders approved the issue of Category E convertible notes convertible into 884,387 and 185,277 Category E preference shares, respectively.

On October 14, 2009, our shareholders approved a capital increase of €4,847 through the issue of 242,342 Category E preference shares, each with one anti-dilution warrant attached, at an issue price of €4.048 per share for a total amount of €981,000. On the same date, our shareholders approved the issue of Category E convertible notes convertible into 992,836 Category E preference shares, with one anti-dilution warrant attached.

The Category E convertible notes are convertible immediately upon demand of the noteholder or, after the expiration of an 18-month period from the authorizing shareholder meeting, upon demand of the Company. Each Category E convertible note converts to one Category E preference share, each with one anti-dilution warrant attached, if conversion is notified prior to July 17, 2011. If conversion is notified after July 16, 2011, each Category E convertible note converts to one Category E preference share. Conversion of the Category E convertible notes occurs automatically in the event of the sale of our company or the board of directors requests approval of the shareholders for an initial public offering of the shares of the Company. The purchase price was €4.048 per Category E convertible note.

On July 16, 2010, our shareholders approved a capital increase of €34,585 through the issue of 1,729,249 Category E preference shares, each with one anti-dilution warrant attached, at an issue price of €4.048 per share for a total subscription amount of €7,000,000.

On July 30, 2010, the Category E convertible notes issued in 2008 were converted into 1,069,664 Category E preference shares with attached anti-dilution warrants.

On December 30, 2010, the Category E convertible notes issued in 2009 were converted into 992,836 Category E preference shares with attached anti-dilution warrants, and no Category E convertible notes remain outstanding.

Our outstanding Category C preference shares had one anti-dilution warrant attached, which would have been triggered if a new capital increase had been subscribed at a price lower than €1.20 ($1.59) per share. These anti-dilution warrants expired in February 2010. Our outstanding Category D and E preference shares each have one anti-dilution warrant attached which is triggered if a new capital increase is subscribed at a price lower than €2.43 ($3.22) per share for Category D and lower than €4.048 ($5.37) per share for Category E. The maximum impact of the exercise of all such warrants, assuming a new capital increase subscribed at €0.02, is included in the amounts of authorised capital. The anti-dilution warrants attached to our Category D and E preference shares expire on July 16, 2011 or earlier in the event of an initial public offering of our shares.

During the years ended December 31, 2008, 2009 and 2010, stock options, founders warrants and warrants were exercised at exercise prices ranging from €0.80 ($1.06) to €2.43 ($3.22). Pursuant to these exercises, we issued an aggregate of 48,187, 294,687 and 231,812 shares, respectively, during such periods.

On March 8, 2011, our shareholders approved a capital increase of €250,000 through the issue of 12,500,000 ordinary shares to be represented by American Depositary Shares, or ADSs, in an initial public offering of our securities, subject to certain conditions being met, including that the initial public offering is made in the form of ADSs with Bank of New York Mellon acting as depositary, the ADSs are approved for listing on the New York

Stock Exchange, the offering results in aggregate gross proceeds to us of at least €25,000,000 and the offering takes place by June 30, 2012. Also on March 8, 2011, our shareholders approved a capital increase of €50,000 through the issue of 2,500,000 ordinary shares, in the form of shares, ADSs or warrants to purchase ordinary shares of ADSs, to be issued in connection with potential currently unidentified acquisitions at the discretion of our board of directors.

On March 8, 2011, our shareholders also approved a 1-for-2 reverse split of our share capital and the conversion of all outstanding preference shares into ordinary shares, both of which were effective on April 12, 2011.

All categories of preference shares will convert to ordinary shares immediately prior to completion of this offering, and the anti-dilution warrants will terminate upon completion of this offering. Each share is entitled to one vote on all matters submitted to our shareholders.

Description of Our By-laws

Upon the closing of this offering, our by-laws, or statutes, will be replaced by new by-laws. The description below reflects the terms of our new by-laws, and summarizes the material rights of holders of our shares under French law.

Corporate Purposes (Article 3)

Our company is engaged in the business of researching, developing and commercializing silicon and software solutions in the areas of broadband wireless access, specifically compliant with WiMAX and LTE standards or other similar broadband wireless standards.

Our corporate purpose in France and in all countries includes the following:

▪	The study, development and marketing of all products and/or services relating to radio fixed and/or optical-type communication networks systems;

▪	Advising and training, by all means and technical media, relating to the aforementioned fields of operations;

▪

The participation, directly or indirectly, in all transaction that may be related to any of the purposes defined above, through the creation of new companies or legal entities, the contribution, subscription, or purchase of securities or corporate rights, acquisition of interests, mergers, partnerships, or any other methods;

▪

And, more generally, all industrial, commercial, and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the company’s business.

Directors’ Voting Powers

Under French law, agreements entered into directly or indirectly between us and our directors are subject to a prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meetings on the basis of a specific report issued by our statutory auditors on such agreements. The director who is materially interested in the agreement cannot vote on the proposal at the board meeting.

As compensation, directors’ receive attendance fees (“jetons de presence”) set annually by the shareholders’ upon recommendation of the board of directors. The directors may take part in the vote on the resolution deliberating on their attendance fees. Then, the board of directors freely allocates the global amount of attendance fees among the directors. Attendance fees must be differentiated from any other sum a director may receive as a compensation for a particular service provided (i.e. employment contract, chairman of the board). In addition, the directors may be granted warrants by the shareholders’ general meeting.

The participation of the directors at board of directors meetings is not mandatory. Directors may therefore be represented by another director at meetings. In such case, a written power of attorney can be given to another director. Each director may only represent one other director.

Rights, Preferences and Restrictions Attaching to Each Class of Shares

Our shareholders are not required to subscribe to any of our further capital calls.

At the time of the offering, we will have only one class of shares. Upon closing of the offering, this class will consist of 34,521,629 issued and outstanding shares, nominal value €0.02 per share. Each share will give the right to one vote on all matters submitted to our shareholders. Each share will also give the right to share in the profits and corporate assets, pro rata the amount of our share capital which it represents. Our shareholders only bear losses for up to the amount of their investment. However, in the event we declare bankruptcy, one or several shareholders who could be considered as either (i) having become our de facto manager and, as such, taken decisions that contributed to our insolvency or failed to take decisions that would have prevented such insolvency, or (ii) having in such capacity comingled vis-à-vis third parties between his or her own assets and our own assets may be liable for losses greater than his/her investment. In the event of a capital increase, a majority of shareholders may decide to suppress the preferential subscription rights of all shareholders in favor of a beneficiary or a category of beneficiaries, including existing shareholders who are nevertheless excluded from such vote.

We cannot increase the commitments or liabilities of our shareholders; such a change can only be agreed to by each shareholder individually.

Under our by-laws, our extraordinary general meeting may decide to issue preferred shares bearing preferred voting and financial rights.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of our Company

The sections of the by-laws relating to the number of directors, election and removal of a director from office may be modified only by a resolution adopted by 66 2/3% of our shareholders present or represented. These provisions, and other procedural provisions contained in our by-laws, may have the effect or delaying or deferring a change in control. See also “Risk Factors—Risks Related to this Offering and Ownership of Our Shares and ADSs—Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.”

Dividend and Liquidation Rights

We may make dividend distributions to our shareholders from our net income in each fiscal year (after deductions for depreciation and reserves pursuant to French law and our by-laws), as increased or decreased by any profit or loss carried forward from prior years, and less any contributions to reserves that may be decided by the shareholders under the conditions described below. These distributions are also subject to the requirements of French law and our by-laws.

Pursuant to French law, we must allocate 5% of our net profits for each fiscal year to a legal reserve fund until the amount in that fund is equal to 10% of the nominal amount of our share capital. The legal reserve may not be distributed to shareholders and may not be used to repurchase or reimburse our shares.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, except in case of a capital decrease, we may not distribute dividends to shareholders when our net assets are or would become as a result of the distribution lower than the amount of share capital including reserves which, under French law, may not be distributed to shareholders.

Our by-laws provide that reserves which are available for distribution under French law and our by-laws may be distributed as dividends, subject to shareholder approval and other limitations under French law. Dividends or interim dividends may be paid in cash or shares.

If our interim income statement certified by our statutory auditors shows that, since the end of the preceding fiscal year, we have made distributable profits, our board of directors may, subject to French law and regulations, distribute interim dividends without the approval of our shareholders. An interim dividend may not exceed distributable profits.

Under French law, if we distribute dividends they must be distributed to our shareholders pro rata according to their share holdings. Holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the date our board of directors meets and approves the distribution of interim dividends are eligible to receive the dividend payment. The actual dividend payment date is decided by our shareholders at an ordinary general meeting, or by our board of directors, if no decision is taken by our shareholders. The payment of the dividends must occur within nine months of the end of our fiscal year. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our other remaining obligations will be distributed first to repay the nominal value of our shares. After these payments have been made, any surplus will be distributed pro rata among our shareholders based on the nominal value of their shareholdings.

To date, we have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Changes in Share Capital

We may increase our share capital only with approval of our shareholders at an extraordinary general meeting. The shareholders can authorize the board of directors to carry out the capital increase for a specified period of time. There are two methods to increase our share capital: the issuance of additional shares, including the creation of a new class of shares, and the increase in the nominal value of existing shares. We may issue additional shares for cash or for assets contributed in kind, upon the conversion of debt securities, by capitalization of our reserves or, subject to certain conditions, in satisfaction of our indebtedness. Although we will have only one class of shares at the time of the offering, French law permits us to issue different classes of shares that may have different liquidation, voting and dividend rights.

We may decrease our share capital only with the approval of our shareholders at an extraordinary general meeting. The shareholders can authorize the board of directors to carry out the capital decrease for a specified period of time. There are two methods to decrease our share capital: decreasing the number of shares outstanding and decreasing the nominal value of our shares. The conditions under which the share capital may be decreased vary depending upon whether the decrease is attributable to losses. We may, under certain conditions, decrease the number of outstanding shares either by a distribution of shares to the shareholders or by the repurchase and cancellation of our shares. Any decrease must meet the requirements of French company law, which states that all the holders of shares in each class of shares must be treated equally unless each affected shareholder otherwise agrees.

Attendance and Voting at Shareholders’ Meetings

French companies may hold either ordinary or extraordinary shareholders’ general meetings. Ordinary general meetings are required for matters that are not specifically reserved by law to the extraordinary general meetings and include the election and dismissal of the members of the board of directors, the appointment of statutory auditors, the approval of a management report prepared by the board of directors, the approval of the annual accounts, the approval of agreements entered into between the company and its officers, directors and shareholders holding more than 10% of the voting rights, the declaration of dividends, the payment of dividends in shares, the repurchase by the company of its shares in connection with employee profit-sharing or share option plans, and the issue of bonds. Extraordinary general meetings are required for approval of amendments to our by-laws, modification of shareholders’ rights, mergers, increases or decreases in share capital (including a waiver of preferential subscription rights), the creation of a new class of shares, the authorization of the issue of securities convertible or exchangeable into shares and for the sale or transfer of substantially all of our assets.

Our board of directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the tribunal de commerce, the French commercial court, may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year as necessary.

Meetings of shareholders may be convened by our board of directors or, if it fails to call a meeting, by our statutory auditors or by a court-appointed agent. Shareholders holding individually or in the aggregate at least 5% of our share capital, or another interested party under certain circumstances, may petition the court to appoint an agent. The notice convening of a shareholders’ general meeting must state the agenda for the meeting.

Notice of a shareholders’ general meeting must be sent by regular or electronic mail, or registered letter if the shareholder so asks, at least 15 days before the meeting to all holders of registered shares who have held their shares for more than one month. However, in the case where quorum was not met at the original meeting and was therefore adjourned, the general meeting can be reconvened under the same agenda within a reduced six-day time period. The notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to the shareholders.

Attendance and the exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions pursuant to French law. Under our by-laws, in order to participate in any general meeting, a holder of registered shares must have his shares fully paid-in and registered in its name in a shareholder account maintained by or on behalf of us at least three days prior to the meeting.

Subject to the above restrictions, all of our shareholders have the right to participate in our general meetings, either in person or by proxy. Shareholders may vote, either in person, by proxy or by mail (by use of a form), and their votes are counted in proportion to the number of shares they hold. A shareholder may grant a proxy to his or her spouse, to another shareholder or, if the shareholder is a corporation, to a legal representative. A shareholder may grant a proxy to us by returning a blank proxy form. In this last case, the chairman of the shareholders’ meeting will vote the shares in favor of all resolutions proposed by the board of directors and against all others. Proxy forms will be sent to shareholders upon request. In order to be counted, proxies must be received prior to the shareholders’ general meeting at our registered office or at another address indicated in the notice convening the meeting. If requested by a shareholder at least six days prior to the meeting, we must send such shareholder a form to vote by mail and this form must be received by us at least two days prior to the date of a meeting in order to be valid. Under French law, our shares held by entities controlled directly or indirectly by us are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at an extraordinary general meeting.

Under French law, a quorum requires the presence, in person or by proxy (including those voting by mail) of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

At an ordinary shareholders’ general meeting, approval of any resolution requires the affirmative vote of a simple majority of the votes of the shareholders present or represented. The approval of any resolution at an extraordinary shareholders’ general meeting requires the affirmative vote of a two-thirds majority of the votes of shareholders present or represented, except that any resolution to approve a capital increase by capitalization of reserves only requires the affirmative vote of a simple majority of the votes of shareholders present or represented. Notwithstanding there rules, a unanimous vote is required to increase shareholders’ liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.

As set forth in our by-laws, shareholders’ meetings are held at our registered office or at any other location specified in the written notice.

Preferential Subscription Rights

Holders of shares have preferential rights to subscribe on a pro rata basis for additional shares and securities convertible or exchangeable into shares. This right is only reserved to holders of ordinary shares or preferred shares. Shareholders may waive their preferential rights on an individual basis. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights that they have not previously waived. Our current shareholders waived their preferential subscription rights with respect to this offering at a shareholders’ general meeting held on March 8, 2011. To the extent permitted under French law, we intend to seek shareholder approval to waive preferential subscription rights at each annual shareholders’ general meeting deciding upon the issue of additional shares and securities convertible or exchangeable into shares.

Form and Holding of Shares

Our by-laws provide that the shares shall be held in registered form. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us or by a representative that we have nominated. We maintain accounts in the name of each shareholder either directly or, at a shareholder’s request, through such shareholder’s accredited intermediary. Each shareholder’s account shows the name and number of shares held.

Repurchase and Redemption of Shares

Under French law, we may acquire our own shares for the following purposes only:

▪

to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general meeting. In this case, the repurchased shares must be cancelled within one month from their repurchase date;

▪	to provide shares for distribution to employees or managers under a profit-sharing or share option plan; and

▪

to facilitate an issue of additional shares or securities convertible or exchangeable into shares, a merger or a spin-off, approved by the shareholders at an ordinary general meeting. In this case, the repurchased shares cannot represent more than 0.25% of the amount of the share capital for one fiscal year and must be immediately cancelled.

The amounts repurchased under this section cannot result in us holding more than 10% of our own shares. In the event that such repurchases result in us holding more than 10% of our issued shares, we are required to transfer any shares in excess of the 10% threshold within one year. French law requires that we cancel any shares in excess of this 10% limit that have not been transferred within the one-year period.

When we purchase our own shares, they must be held in registered form and be fully paid. These shares are deemed to be outstanding under French law, but are not entitled to any dividends or voting rights, and we may not exercise preferential subscription rights. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares. In the absence of such a decision, the rights attached to any shares held by us must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.

Cross Shareholdings and Holding of Our Shares by Our Subsidiaries

French law prohibits a company from holding our shares if we hold more than 10% of that company’s share capital and we may not own any interest in a French company holding more than 10% of our share capital. In the event of a cross shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are deprived of their voting rights. Failure by the officers and directors of a company to sell these shares is a criminal offense.

In the event that one of our subsidiaries holds our shares, these shares are deprived of their voting rights. However, French law does not require the subsidiary to sell the shares.

New York Stock Exchange Listing

We have applied to list the ADSs on the NYSE under the symbol “SQNS”.

Limitations Affecting Shareholders of a French Company

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our by-laws presently imposes any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as a French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with the acquisition of a controlling interest, or leading non-French residents to hold a controlling interest, in our company or the acquisition of a controlling interest in any foreign entity holding a controlling interest in our company. Under existing administrative rulings, ownership of 33.33% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances, depending upon such factors as:

▪	the acquiring party’s option to buy additional shares;

▪	loans and guarantees granted by the acquiring party to our company in amounts evidencing control over our financing; and

▪	patent licenses granted by an acquiring party or management or technical assistance agreements with such acquiring party that place us in a dependent position vis-à-vis such party or its group.

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

While our current shareholders waived their preferential subscription rights with respect to this offering at a shareholders’ general meeting held on March 8, 2011, in the future our shareholders will have the preferential subscription rights described under “Description of Share Capital—Preferential Subscription Rights”. Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the U.S. (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the U.S. will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the U.S. to exercise the rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to holders after we instruct it to do so in the United States. If we fail to do this and the Depositary determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The section entitled “Description of American Depositary Receipts—Dividends and Other Distributions” explains in detail the depositary’s responsibility in connection with a rights offering.

Description of American Depositary Receipts

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal Paris office of Société Générale or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. In the event of any discrepancy between the ADRs and the deposit agreement, the deposit agreement governs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find More Information”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities in the depositary facility, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.    After completion of this offering, we do not expect to declare or pay any cash dividends or cash distributions on our ordinary shares for the foreseeable future. If and when we do pay any cash dividend or other cash distribution on the ordinary shares, the depositary will convert, as promptly as practicable, any cash dividend or other cash distribution into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained with reasonable efforts, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Ordinary shares.    The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution upon our request or after consulting with us. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares; however, the depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional ordinary shares.    If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal or practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf and in accordance with your instructions. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay and comply with other applicable instructions.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it determines is equitable and practicable after consulting with us, to the extent practicable. If it cannot make the distribution proportionally among the owners, the depositary may adopt another equitable and practical method subject to consulting with us, to the extent practicable. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. In addition, the depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and delivery of any required endorsements, certifications or other instruments of transfer required by the depositary or by written request by us, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible. The depositary may establish and maintain procedures consistent with the rules and procedures established by the French Treasury to enable holders or owners that are eligible U.S. residents to recover any excess French withholding taxes and/or to be subject to a reduced withholding rate.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADSs to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, and subject to the laws of France and to our by-laws, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions provided that any such failure is without negligence and in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Except as described above, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the shareholder meeting enough in advance to withdraw the ordinary shares.

Fees and Expenses

What fees and expenses will you be responsible for paying?

Pursuant to the terms of the deposit agreement, we will be paying all fees and expenses relating to the ADSs on behalf of the holders. However, in the future that arrangement may be changed, at our option, such that the holders will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

▪   Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property

▪   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	▪ Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	▪ Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	▪ Depositary services

Registration or transfer fees	▪ Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	▪ Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) ▪ converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	▪ As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	▪ As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then, in each case:

▪   Change the nominal or par value of our ordinary shares

▪   Reclassify, split up or consolidate any of the deposited securities

▪   Distribute securities on the ordinary shares that are not distributed to you

▪   Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. In addition, the depositary may distribute some or all of the cash, ordinary shares or other securities it received. It may also, upon our request or with our approval, deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations under the deposit agreement will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay and we will not have any obligations thereunder to current or former ADS holders.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

▪	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

▪	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

▪	are not liable if we or it exercises discretion permitted under the deposit agreement;

▪

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities to shareholders that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

▪	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

▪	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances. Additionally, we, the depositary and each owner and holder waives the right to a jury trial in an action against us or the depositary arising from the deposit agreement.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

▪	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

▪	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

▪	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

▪

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

▪	When you owe money to pay fees, taxes and similar charges.

▪	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal is generally not limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs and such ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Shares and ADSs Eligible for Future Sale

Sales of substantial amounts of the ADSs in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices of the ADSs. Assuming no exercise of outstanding options or warrants, there will be a total of 34,521,629 ordinary shares outstanding (including ordinary shares represented by ADSs), or 35,521,629 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, upon completion of this offering. All of the ADSs sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

Lock-Up Agreements

Pursuant to lock-up agreements described under “Underwriting—No Sales of Similar Securities” entered into in connection with this offering, we, the selling shareholders, our directors, executive officers, employees and substantially all of our existing shareholders are prohibited, subject to exceptions, from selling or otherwise transferring any ADSs or ordinary shares for a period of 180 days after the date of this prospectus. However, the representatives of the underwriters, in their sole discretion, may release any of the ADSs or shares subject to these lock-up agreements at any time without notice. In addition, upon completion of this offering the maturity date of the outstanding notes under our convertible notes subscription facility with Natixis is extended to the end of this lock-up period. Natixis and any ordinary shares issued upon conversion of the notes are also subject to a lock-up agreement.

Eligibility of Restricted Shares for Sale in the Public Market

Subject to the lock-up agreements described above and the provisions of Rule 144 and Rule 701, the following information sets forth approximately when the ordinary shares (and any ADSs representing those shares) that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market:

▪	on the date of this prospectus, 49,176 shares (including ordinary shares represented by ADSs) will be eligible for resale;

▪	up to and including 90 days after the date of this prospectus, 23,500 shares (including ordinary shares represented by ADSs) will be eligible for resale; and

▪

more than 180 days after the date of this prospectus, the remaining 25,282,287 shares (including ordinary shares represented by ADSs) will be eligible for resale, 14,120,146 of which would be subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective under the Securities Act, a person (or persons whose shares are aggregated) who is an affiliate of ours and has beneficially owned ordinary shares for at least six months will be entitled to sell in any three-month period a number of shares (including shares represented by ADSs) that does not exceed the greater of:

▪	1% of the number of ordinary shares (345,216 shares immediately after this offering or 355,216 shares if the underwriters’ option to purchase additional shares is exercised in full); or

▪	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Under Rule 144, a person, or persons whose shares must be aggregated, who is not an affiliate of ours, and who has not been an affiliate of ours for at least 90 days before the sale, and who has beneficially owned the ordinary shares proposed to be sold for at least six months is entitled to sell the shares without restriction; provided that, until the shares (or any such ADSs) have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us under a compensatory share option plan or other written agreement before the closing of this offering are entitled to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, the holders of 23,661,152 ordinary shares, or 68.5% of our outstanding ordinary shares as of March 31, 2011, will be entitled, under contracts providing for registration rights, to require us to register our ordinary shares owned by them with the SEC. Upon effectiveness of any registration statement, subject to lock-up agreements with the representatives of the underwriters, those ordinary shares could be deposited upon sale for issue of ADSs that would be available for immediate resale in the United States in the open market.

Registration on Form S-8

As of March 31, 2011, we had outstanding stock options, founders warrants and warrants to purchase 3,766,400 ordinary shares, of which options or warrants to purchase 1,693,087 ordinary shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the ordinary shares and ADSs subject to outstanding options and options issuable pursuant to our equity plans. Please see “Management—Compensation of Executive Officers and Directors—Equity Plans” for additional information regarding our equity plans. Accordingly, ADSs registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these ADSs.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

Effects of Sales of Ordinary Shares and ADSs

No prediction can be made as to the effect that sales of ordinary shares (in the form of ordinary shares or ADSs) from time to time, or the availability of our shares or ADSs for sale, may have on the market price for the ADSs. Sales of substantial amounts of our ordinary shares or ADSs, or the perception that such sales could occur, could adversely affect the market price of the ADSs and could impair our ability to obtain financing in the future through the offering or sale of ADSs or other equity or equity-linked securities.

Taxation

Material United States Federal Income Tax Consequences

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of the ADSs and, unless otherwise noted, this discussion expresses the opinion of Orrick, Herrington & Sutcliffe LLP, our United States tax counsel, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This description addresses only the United States federal income tax consequences to holders that are initial purchasers of the ADSs pursuant to the offering and that will hold such ADSs as capital assets (generally property held for investment). This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

▪	financial institutions or insurance companies;

▪	real estate investment trusts, regulated investment companies or grantor trusts;

▪	dealers or traders in securities or currencies;

▪	tax-exempt entities;

▪	certain former citizens or former long-term residents of the United States;

▪	persons that received the ADSs as compensation for the performance of services;

▪	persons that will hold the ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

▪	holders that will hold the ADSs through a partnership or other pass-through entity;

▪	U.S. Holders, as defined below, whose “functional currency” is not the United States dollar; or

▪	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax, or foreign, state or local tax, consequences of the acquisition, ownership and disposition of the ADSs.

This description is based on the United States Internal Revenue Code of 1986, as amended, or the “Code”, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of the ADSs that, for United States federal income tax purposes, is:

▪	a citizen or resident of the United States;

▪

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

▪	an estate the income of which is subject to United States federal income taxation regardless of its source; or

▪

a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of the ADSs that is neither a U.S. Holder nor a partnership, or other entity or arrangement treated as a partnership, for United States federal income tax purposes.

If a partnership or any other entity or arrangement treated as a partnership for United States federal income tax purposes holds the ADSs, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is encouraged to consult its tax advisor as to its tax consequences.

You are encouraged to consult your tax advisor with respect to United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of the ADSs.

Taking into account the earlier assumptions for United States federal income tax purposes, if you hold ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, will not be subject to United States federal income tax.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you with respect to your ADSs (other than certain distributions, if any, of the ADSs distributed pro rata to all our shareholders), before reduction for any French taxes withheld therefrom, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2012, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ADSs and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

Dividends, if any, paid to U.S. Holders in euros or currency other than the U.S. dollar (“Other Foreign Currency”) will be includible in income in a U.S. dollar amount based on the prevailing spot market exchange rate in effect on the date of actual or constructive receipt whether or not converted into U.S. dollars at that time. Assuming dividends received in euros (or Other Foreign Currency) are converted into U.S. dollars on the day they are received, the U.S. Holder will not be required to recognize foreign currency gain or loss in respect of the dividend income. If, however, the payment is not converted at that time, a U.S. Holder will have a tax basis in euros (or Other Foreign Currency) equal to the U.S. dollar amount of the dividend included in income, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of euros (or Other Foreign Currency) into U.S. dollars (or on other disposition) will be U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if the dividends are paid in euros (or Other Foreign Currency).

Subject to certain conditions and limitations, French tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends, if any, that we distribute will constitute “passive category income”, or, in the case of certain U.S. Holders, “general category income”. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements or if you engage in certain risk reduction transactions. If you are a U.S. Holder, dividends, if any, paid to you with respect to your ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex, and you are encouraged to consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you will not be subject to United States federal income, or withholding, tax on dividends received by you on your ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base).

Sale, Exchange or Other Disposition of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you will recognize gain or loss on the sale, exchange or other disposition of your ADSs equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ADSs. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ADSs is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2012, if your holding period for such ADSs exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a U.S. Holder will be treated as U.S. source gain or loss, as the case may be, for foreign tax credit limitation purposes. The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you will not be subject to United States federal income, or withholding, tax on any gain realized on the sale or exchange of such ADSs unless:

▪

such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base); or

▪	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

▪	at least 75% of its gross income is “passive income”; or

▪	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, including amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on certain estimates of our gross income and the value of our assets, our intended use of the proceeds of this offering and the nature of our business, we expect that we will not be classified as a PFIC for the taxable year ending December 31, 2011. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2011 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs is likely to fluctuate after this offering and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for a given year, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you for the year (defined as your ratable portion of distributions in the year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or, if shorter, your holding period for the ADSs) and (b) any gain realized on the sale or other disposition (including a pledge) of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, the tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions”.

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above, such as a qualified electing fund, or a “QEF”, election, under which you would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. However, we do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ADSs annually, provided that the ADSs are “marketable”. The ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NYSE, or on certain non-U.S. stock exchanges. For these purposes, the shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election would not be effective for such subsidiaries.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of your ADSs and your adjusted tax basis in your ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If you do not make a mark-to-market election for the first taxable year in which we are a PFIC during your holding period of the ADSs, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during your holding period before the effective date of such election.

If we were a PFIC, a holder of ADSs that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder makes a disposition of ADSs, receives direct or indirect distributions on its ADSs, or makes one of the elections mentioned above with respect to its ADSs. Legislation enacted on March 18, 2010 creates an additional annual filing requirement for tax years beginning on or after the date of enactment for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.

If we were a PFIC for a given taxable year, then you are encouraged to consult your tax advisor concerning the availability and consequences of making any of the elections mentioned above, as well as concerning your annual filing requirements.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

Information with Respect to Foreign Financial Assets

Under legislation enacted on March 18, 2010, individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities, including ADSs issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are encouraged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements apply to certain payments to certain non-corporate holders of stock. Information reporting will apply to payments of dividends on, and to proceeds from the sale or redemption of, the ADSs made within the United States, or by a United States payor or United States middleman, to a holder of the ADSs, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

French Material Tax Consequences

The following is a description of the material French tax consequences of the acquisition, ownership and disposition of the ADSs by a U.S. Holder and, unless otherwise noted, this discussion expresses the opinion of Orrick Rambaud Martel, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

This description is based on applicable tax laws, regulations and judicial decisions as of the date of this prospectus, and, where applicable, the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, dated of August 31, 1994, as amended from time to time (the “U.S. Treaty”).

This description is based in part upon the representation of the custodian and the assumption that each obligation in the Depositary Agreement with the depositary relating to your ADRs and any related agreement will be performed in accordance with their terms.

The following is a description of the principal tax effect on U.S. Holders for the purposes of French tax if, all of the following points apply:

▪	the U.S. Holder owns, directly, indirectly or constructively, less than 10% of the Company capital and dividend rights;

▪	the U.S. Holder is entitled to the benefits of the U.S. Treaty (including under the “limitations on benefits” article of the U.S. Treaty);

▪	the U.S. Holder does not hold the ADSs through a permanent or a fixed base in France;

▪	the U.S. Holder is not multi-resident;

▪	the U.S. Holder does not hold the ADSs through a non-U.S. based pass-through entity; and

▪

the U.S. Holder does not receive dividend, capital gains or other payments on the ADSs on an account located in a Non-cooperative State as defined in Article 238-0 A of the French General Tax Code and as mentioned in a list published by the French tax authorities as amended from time to time (on January 1st of each year).

A U.S. Holder to whom all the above requirements apply will be hereafter defined as a Qualifying U.S. Holder.

This description is relevant only to holders of ADSs who are Qualifying U.S. Holders.

For purposes of the U.S. Treaty Qualifying U.S. Holders of ADSs will be treated as the owners of Company’s ordinary shares represented by such ADSs.

Special rules apply to U.S. expatriates, insurance companies, pass-through entities and investors in such entities, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax and securities broker-dealers, among others. Those special rules are not discussed in this prospectus.

Holders of Company ADSs are encouraged to consult their own tax advisors as to the particular tax consequences to them of owning our ADS, including their eligibility for benefits under the U.S. Treaty, the application and effect of state, local, foreign and other tax laws and possible changes in tax laws or in their interpretation.

Taxation of Dividends

Dividends paid by a French company to non-French holders are generally subject to a 25% withholding tax (or 18% if the holder is an individual resident of the EU, Norway or Iceland). Such 25% withholding tax rate can be increased to 50% if the dividend is paid towards non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rates may, however, be reduced to 15% by application of a tax treaty with France.

Dividends paid to a Qualifying U.S. Holder by French companies are immediately subject to a reduced rate of 15%, provided that such Qualifying U.S. Holder establishes before the date of payment of the dividend that he or she is a U.S. resident under the U.S. Treaty by completing and delivering the depositary with a simplified certificate (Form 5000) (the “Certificate”) in accordance with French tax guidelines (Instruction n°4-J-1-05 dated February 25, 2005). Dividends paid to a Qualifying U.S. Holder that has not filed and delivered to the paying agent the Certificate before the dividend payment date, will be subject to French withholding tax at the rate of 25%. The tax withheld in excess of 15% can be refunded by the French tax authorities provided that such Qualifying U.S. Holder duly completes and provides the French tax authorities with the Certificate and Form 5001 (the “Forms”) before December 31 of the second calendar year following the year during which the dividend is paid. U.S. pension funds and other tax exempt entities are subject to the same general filing requirement as the U.S. Holders, except that they may be required to supply additional documentation evidencing their entitlement to these benefits.

Taxation of Capital Gains

A Qualifying U.S. Holder will not be subject to any French income or withholding tax on any capital gain realized upon the sale or exchange of ADSs of the Company.

Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts dated November 24, 1978 (as amended from time to time), if a U.S. Holder transfers his or her shares by gift or by reason of the U.S. Holder’s death, that transfer will not be subject to French gift or inheritance tax unless the U.S. Holder is domiciled in France at the time of making the gift or at the time of his or her death or if the shares are held for use in the conduct of a business or profession through a permanent establishment or a fixed base in France.

Wealth Tax

Qualifying U.S. Holders will not be subject to French wealth tax.

Underwriting

We and the selling shareholders are offering the ADSs described in this prospectus through the underwriters named below. UBS Limited and Jefferies & Company, Inc. are the joint book-running managers of this offering and the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ADSs listed next to its name in the following table.

Underwriter	Number of ADSs
UBS Limited
Jefferies & Company, Inc.
Robert W. Baird & Co. Incorporated
Needham & Company, LLC
Natixis Bleichroeder LLC

Total	9,166,666

The underwriting agreement provides that the underwriters must buy all of the ADSs in the offering if they buy any of them. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The ADSs are offered subject to a number of conditions, including:

▪	receipt and acceptance of the ADSs by the underwriters; and

▪	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in the ADSs, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment Option

We and the selling shareholders have granted the underwriters an option to purchase up to an aggregate of 1,375,000 additional ADSs. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ADSs approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the initial public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to other brokers or dealers at a discount of up to $             per ADS from the initial public offering price. After the initial offering, the representatives may change the offering price and discount to securities dealers.

All sales of ADSs in the United States will be made through United States registered broker-dealers. UBS Limited is expected to make offers and sales in the United States through its SEC-registered broker-dealer affiliate selling agent, UBS Securities LLC. Sales of ADSs made outside the United States may be made by affiliates of the underwriters. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the ADSs at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than five percent of the total number of ADSs being offered to accounts over which such representatives exercise discretionary authority.

The following table shows the per ADS and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,375,000 ADSs.

	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount and commissions paid by us	$	$	$
Underwriting discount and commissions paid by the selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $3.4 million. Of this $3.4 million, the maximum reimbursable expenses payable by us to the underwriters is $300,000. In addition, the underwriters have agreed to reimburse us for a portion of our offering expenses, including printing, roadshow and legal expenses, in an amount up to $1.0 million but not less than $700,000, depending on the size of the offering and whether the underwriters exercise their overallotment option.

No Sales of Similar Securities

We, the selling shareholders, our directors, executive officers, employees and substantially all of our existing shareholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Limited and Jefferies & Company, Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Limited and Jefferies & Company, Inc. may, in their sole discretion, release some or all the securities from these lock-up agreements.

If:

▪

during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period, we issue an earnings release; or

▪	material news or a material event relating to us occurs; or

▪	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Indemnification

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

New York Stock Exchange Listing

We have applied to list the ADSs on the NYSE under the symbol “SQNS”.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the ADSs, including;

▪	stabilizing transactions;

▪	short sales;

▪	purchases to cover positions created by short sales;

▪	imposition of penalty bids; and

▪	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These transactions may also include making short sales of the ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered short sales”, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales”, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiation by us, the selling shareholders and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

▪	the information set forth in this prospectus and otherwise available to representatives;

▪	our history and prospects and the history of and prospects for the industry in which we compete;

▪	our past and present financial performance and an assessment of our management;

▪	our prospects for future earnings and the present state of our development;

▪	the general condition of the securities markets at the time of this offering;

▪	the recent market prices of, and demand for, publicly traded ADSs of generally comparable companies; and

▪	other factors deemed relevant by the underwriters and us.

Affiliations

Certain of the underwriters and their affiliates may from time to time in the future provide certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their respective businesses.

From January 2008 through June 2010, we had a line of credit facility with Natixis, an affiliate of Natixis Bleichroeder LLC, of up to €10.0 million ($13.3 million). Of this amount, €2.5 million ($3.3 million) was drawn down in October 2008 in the form of convertible notes. In June 2010, the terms of the agreement were amended to extend repayment of the drawn balance to June 2011 and to eliminate the unused portion of the line of credit facility. In the event of an initial public offering before June 30, 2011, the term will be extended to the end of the applicable lock-up period for such offering. Natixis has the option to convert the notes into ordinary shares at the IPO price or to request repayment of the notes. The ordinary shares that may be issued upon conversion of the notes are not covered by this prospectus, and such shares, whether held by Natixis or by a transferee permitted under the terms of the notes, are subject to the lock-up period applicable to this offering. In May 2010, we entered into a factoring agreement with Natixis Factor, also an affiliate of Natixis Bleichroeder LLC, whereby a line of credit is made available to us equal to 90% of the face value of accounts receivable from qualifying customers. We will not use any of the proceeds of this offering to repay any of our indebtedness to Natixis, Natixis Factor or any of their affiliates, including the €2.5 million ($3.3 million) outstanding under the convertible notes subscription facility or the $3.9 million currently owed under the factoring agreement. We pay a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” for additional information.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43.0 million and (3) an annual net turnover of more than €50.0 million, as shown in its last (or, in Sweden, its last two) annual or consolidated accounts;

c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restrictions are in addition to any other selling restrictions set forth in this prospectus.

Notice to Prospective Investors in France

In France, neither this prospectus nor any other offering material relating to the ADSs or our ordinary shares has been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 of the French Code monétaire et financier and has therefore not been submitted to the clearance procedures of the French Autorité des marchés financiers or of the competent authority of another Relevant Member State and notified to the Autorité des marchés financiers. Neither the ADSs nor the ordinary shares have been offered or sold and nor will be offered or sold, directly or indirectly, to the public in France and neither this prospectus nor any other offering material relating to the ADSs or the ordinary shares has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France or used in connection with any offer to the public in France. Such offers, sales and distributions in France will be made only to (i) investment services providers authorized to engage in portfolio management on behalf of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) and/or a restricted circle of investors (cercle restreint d’investisseurs) in each case investing for their own account, all as defined in, and in accordance with Articles L.411-1, L.411-2, D.411-1 to D.411-4, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier.

This prospectus shall not be further distributed or reproduced (in whole or in part) in France by any recipient. No direct or indirect offer, sale, resale or distribution of any ADSs or ordinary shares shall be made to the public in

France other than in compliance with applicable laws and regulations and in particular Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in the United Kingdom

This prospectus is being distributed only to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1) through (3) together being referred to as “relevant persons”). The ADSs are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”), and the ADSs will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the ADSs with a view to distribution.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or his, her or its professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia), and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities, you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong by means of this prospectus or any document other than (1) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, (2) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are, or are intended to be, disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the “Financial Instruments and Exchange Law”, and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term, as used herein, means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore, and, in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore, other than (1) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA; (2) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed for or purchased under Section 275 of the SFA by a relevant person, which is:

(a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Expenses of the Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we and the selling shareholders expect to incur in connection with the offer and sale of the ADSs. With the exception of the SEC registration fee, the NYSE listing fee and the fee of the Financial Industry Regulatory Authority, or FINRA, all of these amounts are estimates.

Item	Amount
SEC registration fee	$15,911
NYSE listing fee	150,000
FINRA fee	13,704
Advisory fee payable to Qatalyst Partners LP(1)	800,000
Printing expenses	200,000
Depositary expenses	15,000
Legal fees and expenses	750,000
Accounting fees and expenses	600,000
Directors and officers insurance	365,000
Translation, travel and other miscellaneous expenses	690,385

Total	$3,400,000

(1)	Assuming no exercise by the underwriters of their over-allotment option. An additional amount of $120,000 will be payable to Qatalyst Partners LP if the underwriters exercise their over-allotment option in full.

The underwriters have agreed to reimburse us for a portion of our offering expenses, including printing, roadshow and legal expenses, in an amount up to $1.0 million, but not less than $700,000.

Enforcement of Certain Civil Liabilities

Sequans Communications S.A. is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

▪	to obtain jurisdiction over our company or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

▪	to enforce judgments obtained in such actions against us or our non-U.S. resident officers and directors;

▪	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

▪	to enforce against us or our directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

We have been advised by Orrick, Herrington & Sutcliffe LLP, as our U.S. counsel, and by Orrick Rambaud Martel, as our French counsel, that there may be doubt as to the enforceability in France, in original actions, of liabilities predicated on the U.S. federal securities laws and as to the enforceability in France of judgments of U.S. courts, including judgements obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

We have been further advised by Orrick, Herrington & Sutcliffe LLP, as our U.S. counsel, and Orrick Rambaud Martel, as our French counsel, that:

▪

A final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, will not be enforceable in France unless a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (i) that judgment resulted from legal proceedings compatible with French standards of due process, (ii) that judgment does not contravene public policy of France and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law.

▪

Based on the foregoing, there can be no assurance that U.S. investors will be in a position to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of France or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

▪

In addition, there is doubt as to whether a French court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

Legal Matters

The validity of the shares represented by the ADSs being offered by this prospectus will be passed upon for us by Orrick Rambaud Martel, our French counsel in connection with this offering. The validity of the ADSs being offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, our U.S. counsel in connection with this offering. The underwriters have been represented by Jones Day.

Experts

Our Consolidated Financial Statements at December 31, 2008, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 appearing in this prospectus and registration statement have been audited by Ernst & Young Audit, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Sequans Communications, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Sequans Communications, that file electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information. For fiscal years ending after December 31, 2011, we will be required to file an annual report on Form 20-F within 120 days after the end of the fiscal year.

We maintain a corporate website at www.sequans.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Sequans Communications S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sequans Communications S.A.:

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. and subsidiaries (the “Company”) as of December 31, 2008, 2009 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Ernst & Young Audit

Represented by Frédéric Martineau

Paris-La Défense, France

April 12, 2011

Sequans Communications S.A.

Consolidated Statements of Operations

		Year ended December 31,
	Note	2008	2009	2010
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$15,777	$15,564	$64,933
Other revenue		6,967	3,992	3,611

Total revenue	3	22,744	19,556	68,544

Cost of revenue:
Cost of product revenue		7,370	7,863	33,272
Cost of other revenue		320	330	340

Total cost of revenue	4.2	7,690	8,193	33,612

Gross profit		15,054	11,363	34,932

Operating expenses:
Research and development	4.4	12,030	13,857	18,024
Sales and marketing		8,277	9,242	13,620
General and administrative		3,546	3,410	3,980

Total operating expenses	4.2	23,853	26,509	35,624

Operating income (loss)		(8,799)	(15,146)	(692)

Financial income (expense):
Interest expense	4.1	(674)	(912)	(1,190)
Interest income	4.1	333	131	311
Foreign exchange gain (loss)	4.1	22	(315)	1,138
Change in the fair value of Category E convertible notes option component	4.1	912	(569)	(2,109)

Profit (Loss) before income taxes		(8,206)	(16,811)	(2,542)

Income tax expense (benefit)	5	70	61	150
Profit (Loss)		$(8,276)	$(16,872)	$(2,692)

Attributable to:
Shareholders of the parent		(8,276)	(16,872)	(2,692)
Non-controlling interests		—	—	—

Basic earnings (loss) per share	6	$(0.36)	$(0.73)	$(0.11)

Diluted earnings (loss) per share	6	$(0.36)	$(0.73)	$(0.11)

Number of shares used for computing:
Basic		22,906,057	23,257,434	24,980,139

Diluted		22,906,057	23,257,434	24,980,139

Sequans Communications S.A.

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Profit (Loss) for the period	$(8,276)	$(16,872)	$(2,692)

Available for sale financial assets:
Gains (Losses) arising during the year	9	6	1
Reclassification adjustments to profit (loss)	—	—	(16)
Foreign currency translation	254	(57)	31
Cash flow hedges:
Gains (Losses) arising during the year	—	21	(33)
Reclassification adjustments to profit (loss)	—	—	(21)

Total other comprehensive income (loss)	263	(30)	(38)

Total comprehensive income (loss)	$(8,013)	$(16,902)	$(2,730)

Attributable to:
Shareholders of the parent	(8,013)	(16,902)	(2,730)
Non-controlling interests	—	—	—

Sequans Communications S.A.

Consolidated Statements of Financial Position

		At December 31,
	Note	2008	2009	2010
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$4,225	$4,448	$5,291
Intangible assets	8	2,031	1,585	3,144
Loan and other receivables		249	398	1,485
Available for sale financial assets		443	463	432

Total non-current assets		6,948	6,894	10,352

Current assets:
Inventories	9	2,041	1,937	8,768
Trade receivables	10	5,065	7,033	14,163
Prepaid expenses and other receivables		1,114	1,836	3,333
Recoverable value added tax		356	337	1,361
Research tax credit receivable		3,218	2,984	2,001
Cash and cash equivalents	11	15,849	7,792	9,739

Total current assets		27,643	21,919	39,365

Total assets		$34,591	$28,813	$49,717

EQUITY AND LIABILITIES
Equity:
Issued capital	12	$590	$606	$710
Share premium	12	45,877	47,671	68,972
Other capital reserves	13	2,888	4,063	5,194
Accumulated deficit		(34,698)	(51,570)	(54,262)
Accumulated other comprehensive income (loss)		153	123	85

Total equity		14,810	893	20,699

Non-current liabilities:
Interest-bearing loans and borrowings	14	6,743	6,935	—
Government grant advances and interest-free loans	15	1,857	1,101	1,278
Provisions	16	741	777	184
Other non-current financial liabilities	14	1,920	4,925	—

Total non-current liabilities		11,261	13,738	1,462

Current liabilities:
Trade payables	17	3,413	3,384	15,508
Interest-bearing loans and borrowings	14	255	3,754	3,564
Government grant advances and interest-free loans	15	536	1,744	1,889
Other current financial liabilities	17	2,516	3,380	5,270
Deferred revenue	17	1,697	1,651	893
Provisions	16	103	269	432

Total current liabilities		8,520	14,182	27,556

Total equity and liabilities		$34,591	$28,813	$49,717

Sequans Communications S.A.

Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the parent
	Preference shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount

	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)
At January 1, 2008	21,562,322	$536	$36,839	$1,955	$(26,422)	$(139)	$29	$12,798

Loss for the year					(8,276)			(8,276)
Foreign currency translation						254		254
Income and expense directly recognized in equity							9	9

Total comprehensive income (loss)					(8,276)	254	9	(8,013)

Issue of share capital	1,548,913	52	9,344					9,396
Issue of shares in connection with the exercise of options and warrants	48,187	2	94					96
Share-based payment				933				933
Transaction costs			(400)					(400)

At December 31, 2008	23,159,422	$590	$45,877	$2,888	$(34,698)	$115	$38	$14,810

Loss for the year					(16,872)			(16,872)
Foreign currency translation						(57)		(57)
Income and expense directly recognized in equity							27	27

Total comprehensive income (loss)					(16,872)	(57)	27	(16,902)

Issue of share capital	242,342	7	1,498					1,505
Issue of shares in connection with the exercise of options and warrants	294,687	9	348					357
Share-based payment				1,175				1,175
Transaction costs			(52)					(52)

At December 31, 2009	23,696,451	$606	$47,671	$4,063	$(51,570)	$58	$65	$893

Loss for the year					(2,692)			(2,692)
Foreign currency translation						31		31
Income and expense directly recognized in equity							(69)	(69)

Total comprehensive income (loss)					(2,692)	31	(69)	(2,730)

Issue of share capital	1,729,249	44	8,983					9,027
Issue of shares in connection with the exercise of options and warrants	231,813	6	284					290
Conversion of Category E convertible notes	2,062,500	54	13,095					13,149
Initial Public Offer costs			(754)					(754)
Share-based payment				1,131				1,131
Transaction costs			(307)					(307)

At December 31, 2010	27,720,013	$710	$68,972	$5,194	$(54,262)	$89	$(4)	$20,699

Sequans Communications S.A.

Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2008	2009	2010
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(8,206)	$(16,811)	$(2,542)
Non-cash adjustment to reconcile income (loss) before tax to net cash from (used in) operating activities:
Depreciation and impairment of property, plant and equipment	7	1,737	2,268	2,600
Amortization and impairment of intangible assets	8	1,540	1,377	1,314
Share-based payment expense	4.3	933	1,175	1,131
Increase in provisions		1,076	322	67
Change in fair value of Category E convertible notes option component	4.1	(912)	569	2,109
Financial expense		304	341	370
Foreign exchange loss (gain)		(317)	172	(1,363)
Loss (Gain) on disposal of property, plant and equipment	7, 8	16	(1)	(3)
Interest-free financing benefit		—	—	(216)
Working capital adjustments:
Increase in trade receivables and other receivables		(2,268)	(2,252)	(9,256)
Decrease (Increase) in inventories		(1,318)	104	(7,212)
Decrease in research tax credit receivable		1,961	234	983
Increase (Decrease) in trade payables and other liabilities		(2,107)	843	14,113
Decrease in deferred revenue		(504)	(46)	(758)
Increase (Decrease) in government grant advances		105	(86)	205
Income tax paid		—	(61)	(61)

Net cash flow from (used in) operating activities		$(7,960)	$(11,852)	$1,481

Investing activities:
Purchase of intangible assets and property, plant and equipment	7, 8	$(4,071)	$(3,397)	$(6,371)
Purchase of financial assets		(136)	(159)	(1,056)
Proceeds from sale of intangible assets and property, plant and equipment		66	1	50

Net cash flow used in investments activities		$(4,141)	$(3,555)	$(7,377)

Financing activities:
Proceeds from issue of shares and warrants, net of transaction costs		$9,092	$1,810	$9,010
Proceeds from borrowings		9,847	5,904	36
Repayment of borrowings and finance lease liabilities		(816)	(112)	—
Initial Public Offer costs paid		—	—	(754)
Interest paid		—	(86)	(324)
Proceeds from interest-free loans		—	—	789
Repayment of interest-free loans		(699)	(178)	(913)

Net cash flows from financing activities		$17,424	$7,338	$7,844

Net cash flows from (used in) financing activities:
Net increase (decrease) in cash and cash equivalents		5,323	(8,069)	1,948
Net foreign exchange difference		(20)	12	(1)
Cash and cash equivalent at January 1		10,546	15,849	7,792

Cash and cash equivalents at period end	11	$15,849	$7,792	$9,739

Sequans Communications S.A.

Notes to the Consolidated Financial Statements

1.	Corporate information

Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 19 Le Parvis, 92073 Paris-La Défense, France. Sequans, together with its subsidiaries (the “Company”), is a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with our proprietary signal processing techniques, algorithms and software stacks.

2.	Summary of significant accounting and reporting policies

2.1.	Basis of preparation

The Consolidated Financial Statements are prepared on a historical cost basis, except for fair value through profit and loss financial assets, derivative financial instruments and available for sale financial assets that are measured at fair value. The Consolidated Financial Statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000) except where otherwise indicated.

All share and per share amounts presented in the Consolidated Financial Statements have been adjusted to reflect the 1-for-2 reverse stock split of the Company’s share capital that was effective on April 12, 2011.

Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2010. Comparative figures are presented for December 31, 2008 and 2009.

The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.

The Consolidated Financial Statements of the Company for the years ended December 31, 2008, 2009 and 2010 have been authorized for issue in accordance with a resolution of the board of directors on April 12, 2011.

Basis of consolidation

The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries at December 31, 2010:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications (Israel) Ltd.	Israel	2010	100

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full. The subsidiaries have been fully consolidated from their date of incorporation.

On January 1, 2010, the Company transferred its operations in Israel conducted previously through a branch of the French parent company to a newly-incorporated subsidiary, Sequans Communications (Israel) Ltd.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

2.2.	Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in 2010 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2010:

▪	IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions effective January 1, 2010

▪	IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items effective July 1, 2009

▪	Improvements to IFRSs (issued in May 2008 and April 2009)

The timing of the adoption of the above standards and interpretations is described below:

IFRS 2 Share-based Payment (Revised)

The IASB issued an amendment to IFRS 2 that clarified the scope and the accounting for group cash-settled share-based payment transactions. The Company adopted this amendment as of January 1, 2010. It did not have an impact on the financial position or performance of the Company.

IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged items

The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations. The Company has concluded that the amendment will have no impact on its financial position or performance, as the Company has not entered into any such eligible hedges.

Improvements to IFRSs

In May 2008 and April 2009, the IASB issued omnibus amendments to its IFRS standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard.

The adoption of the following amendment resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Company:

▪

IFRS 8 Operating Segments: clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Company’s chief operating decision maker, the Company’s Chief Executive Officer, reviews assets and liabilities for the single operating segment, the Company has continued to disclose revenue breakdown by region in Note 3 to the Consolidated Financial Statements.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Company:

▪	IFRS 2 Share-based Payment

▪	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

▪	IAS 1 Presentation of Financial Statements

▪	IAS 7 Statement of Cash Flows

▪	IAS 17 Leases

▪	IAS 34 Interim Financial Reporting

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

▪	IAS 36 Impairment of Assets

▪	IAS 38 Intangible Assets

▪	IAS 39 Financial Instruments: Recognition and Measurement

▪	IFRIC 9 Reassessment of Embedded Derivatives

▪	IFRIC 16 Hedge of a Net Investment in a Foreign Operation

Standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective.

IAS 24 Related Party Disclosures (Amendment)

The amended standard is effective for annual periods beginning on or after January 1, 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The Company does not expect any impact on its financial position or performance.

IAS 32 Financial Instruments: Presentation—Classification of Rights Issues (Amendment)

The amendment to IAS 32 became effective for annual periods beginning on or after February 1, 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or rights are given to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The Company is currently assessing the potential impact of this amendment.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 became effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case this value cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The Company is currently assessing the potential impact of this amendment.

Improvements to IFRSs (issued in May 2010)

The IASB issued additional Improvements to IFRSs, omnibus amendments to its IFRS standards in May 2010. The amendments have not been adopted by the Company as they become effective for annual periods on or after

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

either July 1, 2010 or January 1, 2011. The amendments listed below are expected to have a possible impact on the Company’s presentation of its Consolidated Financial Statements:

▪	IFRS 7 Financial Instruments: Disclosures

▪	IAS 1 Presentation of Financial Statements

▪	IAS 27 Consolidated and Separate Financial Statements

▪	IAS 34 Interim Financial Reporting

The Company does not expect any significant impact from the adoption of the above amendments on its accounting policies, financial position or performance.

2.3.	Summary of significant accounting policies

Functional currencies and translation of financial statements denominated in currencies other than the U.S. dollar

The Consolidated Financial Statements are presented in U.S. dollars, which is also the functional currency of Sequans Communications S.A. The Company uses the U.S. dollar as its functional currency due to the high percentage of revenues, cost of revenue, capital expenditures and operating costs, other than those related to headcount and overhead, which are denominated in U.S. dollars. Each subsidiary determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

As at the reporting date, the assets and liabilities of each subsidiary are translated into the presentation currency of the Company (the U.S. dollar) at the rate of exchange in effect at the Statement of Financial Position date and their Statement of Operations are translated at the weighted average exchange rate for the reporting period. The exchange differences arising on the translation are taken directly to a separate component of equity (“Cumulative translation adjustments”).

Foreign currency transactions

Foreign currency transactions are initially recognized by Sequans Communications S.A. and each of its subsidiaries at their respective functional currency rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange in effect at the reporting date. All differences are taken to the Consolidated Statement of Operations within financial income or expense. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transactions.

The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2008
Average rate	1.4710	1.8161	1.4000	N/A
Closing rate	1.3917	1.4346	1.4401	N/A

December 31, 2009
Average rate	1.3836	1.5644	1.4526	N/A
Closing rate	1.4406	1.6221	1.4017	N/A

December 31, 2010
Average rate	1.3268	1.5454	1.3619	0.2754
Closing rate	1.3362	1.5524	1.2824	0.2818

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Earnings (loss) per share

Basic earnings (loss) per share amounts are computed using the weighted average number of shares outstanding during each period.

Diluted earnings per share include the effects of dilutive options, warrants, and convertible notes as if they had been exercised.

Revenue recognition

The Company’s total revenue consists of product revenue and other revenue.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured and when the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received, excluding sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized.

Product revenue

Substantially all of the Company’s product revenue is derived from the sale of semiconductor solutions for 4G wireless broadband applications. A small portion of the Company’s product revenue is derived from sales of reference designs or electronic boards on which its customers develop and test their own designs.

Revenue from the sale of products is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and when no continuing managerial involvement to the degree usually associated with ownership nor effective control over the sale of products is retained, which usually occurs on shipment of the goods. Products are not sold with a right of return but are covered by warranty. Although the products sold have embedded software, the Company believes that software is incidental to the products it sells.

Other revenue

Other revenue consists of the sale of licenses to use the Company’s technology solutions and fees for the associated annual software maintenance and support services, as well as the sale of technical support services.

Revenue from the sale of licenses is recognized when (i) there is a legally binding arrangement with the customer, (ii) the software has been delivered (assuming no other significant obligations exist), (iii) collection of the resulting receivable is probable and (iv) the amount of fees is fixed and determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. If the contract for a licensing agreement includes a clause allowing for free updates if and when available and if vendor specific objective evidence of fair value for this post-contract customer support cannot be determined at the time the contract is signed, the revenue is recognized over the life of the contract.

Revenue from the sale of software maintenance and support services is recognized over the period of the maintenance (generally one year). When the first year of maintenance is included in the software license price, an amount equal to one year of maintenance, which in general is equal to 20% of the license fee, is deducted from the value of the license and recognized as revenue over the period of maintenance as described above. The difference between license and maintenance services invoiced and the amount recognized in revenue is recorded as deferred revenue.

Revenue from technical support services is recognized over the period the services are rendered.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Cost of revenue

Cost of product revenue includes all direct and indirect costs incurred with the sale of products, including shipping and handling. Cost of other revenue includes all direct and indirect costs incurred with the sale.

Research and development costs

Research costs are expensed as incurred. Development costs are recognized as an intangible asset if the Company can demonstrate:

▪	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

▪	its intention to complete the asset and use or sell it;

▪	its ability to use or sell the asset;

▪	how the asset will generate future economic benefits;

▪	the availability of adequate resources to complete the development and to use or sell the asset; and

▪	the ability to measure reliably the expenditure during development.

During the period of development, the asset is tested for impairment annually.

Government grants, interest-free loans and research tax credits

The Company operates in certain jurisdictions which offer government grants or other incentives based on the qualifying research expense incurred or to be incurred in that jurisdiction. These incentives are recognized as the qualify research expense is incurred if there is reasonable assurance that all related conditions will be complied with and the grant will be received. When the grant relates to an expense item, it is recognized as a reduction of the related expense over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Any cash received in advance of the expenses being incurred is recorded as a liability.

Where loans or similar assistance provided by governments or related institutions are interest-free, the benefit of the below-market rate of interest is recognized as a government grant (see Note 15 to the Consolidated Financial Statements).

The Company also benefits from research incentives in the form of tax credits which are detailed in Note 4.4 to the Consolidated Financial Statements.

Financial income and expense

Financial income and expense include:

▪	interest expense related to financial debt (financial debt consists of notes, the debt component of compound or hybrid instruments, other borrowings and finance-lease liabilities);

▪	other expenses paid to financial institutions for financing operations;

▪	foreign exchange gains and losses associated with operating and financing transactions; and

▪	changes in fair value connected with financial assets and liabilities at fair value through profit and loss.

In accordance with revised IAS 23 Borrowing Costs, the Company capitalizes borrowing costs for all eligible assets where construction was commenced on or after January 1, 2009. To date, the Company has not incurred such costs.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Taxation

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

The Company operates in certain jurisdictions which offer tax incentives based on the qualifying research expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expenses.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except with respect to taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forwards of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at the reporting date and adjusted to the extent that it is probable that sufficient future taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Deferred income tax relating to items recognized directly in equity is recognized in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right of offset exists.

Value added tax

Revenue, expenses and assets are recognized net of the amount of value added tax except:

▪

where the value added tax incurred on a purchase of assets or services is not recoverable from the tax authorities, in which case the value added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

▪	receivables and payables that are stated with the amount of value added tax included.

Value added tax recoverable consists of value added tax paid by the Company to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a quarterly basis.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Inventories

Inventories consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging. Inventories are valued at the lower of cost (determined using the weighted average cost method) or net realizable value (estimated market value less estimated cost of completion and the estimated costs necessary to make the sale).

The Company writes down the carrying value of its inventories for estimated amounts related to the lower of cost or market value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value.

Financial assets

Receivables

Receivables are initially recognized at fair value, which in most cases approximates the nominal value as the Company does not grant payment terms beyond normal business conditions. If there is any subsequent indication that those assets may be impaired, they are reviewed for impairment. Any difference between the carrying value and the impaired value (present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the receivable’s original effective interest rate) is recorded in operating income (loss). If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed. In that case, the reversal of the impairment loss is reported in operating income (loss).

Beginning in 2010, certain accounts receivables are pledged as security for a line of credit. See Note 14.4 to the Consolidated Financial Statements.

Deposits

Deposits are reported as non-current financial assets (loans and receivables) when their initial maturity is more than twelve months. Such deposits include that required by a factoring agreement in place with a French financial institution.

Available for sale financial assets

A bank guarantee was issued by the Company in favor of the owners of leased office space to secure annual lease payments by the Company for its office space in Paris. This guarantee, which is expected to be renewed annually until the end of the lease in May 2014, is secured by pledges of investments in money market funds. In addition, the Company has pledged money market funds to secure a bank credit line. Consequently, these investments have been recorded at fair value as available for sale financial instruments in the Consolidated Statements of Financial Position. These assets amounted to $443,000, $463,000 and $432,000 at December 31, 2008, 2009 and 2010.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Cash and cash equivalents

Cash and cash equivalents in the Consolidated Statements of Financial Position includes cash at banks and money market funds, which correspond to highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation is computed using the straight-line method over the estimated useful lives of each component. The useful lives most commonly used are the following:

Machinery and equipment	3 to 5 years
Building and leasehold improvements	7 to 9 years
Computer equipment	3 years
Furniture and office equipment	3 to 5 years

Impairment tests are performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indication exists, the Company estimates the asset’s recoverable amount, which is the higher of the fair value less cost to sell and the value in use. Where the carrying amount exceeds that recoverable amount, the asset is considered impaired and it is written down to its recoverable amount.

Depreciation expense is recorded in cost of revenue or operating expenses, based on the function of the underlying assets.

Intangible assets

Intangible assets, primarily purchased licenses for development or production technology and tools, are stated at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the estimated useful live of each component, which generally is the shorter of the life of the license or two years.

Useful lives are reviewed on a regular basis and changes in estimates, when relevant, are accounted for on a prospective basis. The amortization expense is recorded in cost of revenue or operating expenses, based on the function of the underlying assets.

Leases

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the interest expense and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the Statement of Operations on a straight line basis over the lease term.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Initial Public Offer (IPO) costs

Incremental IPO costs directly attributable to the contemplated equity transaction are recorded as a deduction from equity in accordance with paragraphs 35 and 37 of IAS 32 Financial Instruments: Presentation.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in operating income (loss) net of any reimbursement.

Provisions include the provision for pensions and post-employment benefits. Pension funds in favor of employees are maintained in France, the United Kingdom, Singapore, the United States and Israel, and they comply with the respective legislation in each country and are financially independent of the Company. The pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans.

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. This defined benefit plan is self-funded by the Company. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final obligation. Actuarial gains and losses are recognized in the Consolidated Statements of Operations in the period in which they occur, as permitted by paragraph 93 of IAS 19 Employee Benefits.

Share-based payment transactions

Employees (including senior executives) and certain service providers of the Company receive remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value is determined by management, which relied in part upon a report from an external valuator using the binomial pricing model, further details of which are given in Note 13 to the Consolidated Financial Statements.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The Statement of Operations charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Financial liabilities

Convertible notes and borrowings

Interest-bearing bank loans are initially recognized at fair value, plus any transaction costs directly attributable to the issue of the liability. These financial liabilities are subsequently measured at amortized cost, using the effective interest rate method. Certain financial instruments, such as notes including an option to convert into shares, include both a financial debt component and an option component.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

For convertible notes whose option component is recorded as an equity component (mainly when this component permits or requires the exchange of a fixed number of equity instruments for a fixed amount in cash), a “split accounting” is performed in accordance with IAS 32 Financial Instruments: Presentation for compound instruments (paragraphs 28 to 32):

▪

On the date of issue, the debt component equals the present value of future contractual cash flows for a similar instrument with the same conditions (maturity, cash flows) excluding any option or any obligation for conversion or redemption in shares. Consequently, the value of the option conversion is the residual amount after deducting the debt component from the compound financial instrument nominal amount. In accordance with paragraph 31 of IAS 32 Financial Instruments: Presentation, the sum of the carrying amounts assigned to the liability and option components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

▪	Subsequently, the debt component is re-measured at amortized cost, using the effective interest rate calculated at the date of issue and the option component is accounted for as an equity instrument.

In other circumstances, the option component cannot be classified in equity and a derivative is recorded as a financial liability under IAS 39 Financial Instruments: Recognition and Measurement. This is specifically applicable to the convertible notes issued in a foreign currency which is different from the Company’s functional currency (as described in Notes 14.1 and 14.2 to the Consolidated Financial Statements). In such circumstances, a “split accounting” is performed in accordance with IAS 39 Financial Instruments: Recognition and Measurement for “hybrid instruments” (paragraphs 10 to 13).

Short-term debt secured by accounts receivables

In May 2010, the Company entered into a factoring agreement with a French finance company whereby a line of credit is made available to the Company based on the face value of accounts receivable from qualifying customers which are transferred to the finance company for collection. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit and collection becomes the responsibility of the Company. Consequently, the Company retains all receivables on its Consolidated Statements of Financial Position until they are paid and any amounts drawn on the line of credit are reflected in short-term debt.

Trade payables

Trade payables are initially recognized at fair value, which in most cases approximates the nominal value. They are subsequently re-measured at amortized cost.

Derivative financial instruments and hedge accounting

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros. The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is immediately accounted for in financial results in the Consolidated Statement of Operations. Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Operations when the hedged transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Operations.

All derivative financial instruments are recorded at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as a hedge, its effectiveness as a hedge, and the type of hedge transaction. Any change in the fair value of the derivatives deemed ineffective as a hedge is immediately recognized in earnings.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Commitments

Commitments comprise primarily future operating lease payments, which are described in Note 19 to the Consolidated Financial Statements.

2.4.	Significant accounting judgments, estimates and assumptions

In the process of applying the Company’s accounting policies, management must make judgments and estimates involving assumptions. These judgments and estimates can have a significant effect on the amounts recognized in the financial statements and the Company reviews them on an ongoing basis taking into consideration past experience and other relevant factors. The evolution of the judgments and assumptions underlying estimates could cause a material adjustment to the carrying amounts of assets and liabilities as recognized in the financial statements. The most significant management judgments and assumptions in the preparation of these financial statements are:

Revenue recognition

The Company’s policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with paragraph 13 of IAS 18 Revenue. When the Company enters into contracts for the sale of products, licences and maintenance and support services, the Company evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and its relative fair value. Such determination requires judgment and is based on an analysis of the facts and circumstances surrounding the transactions.

Inventories

As disclosed in Note 2.3 to the Consolidated Financial Statements, the Company writes down the carrying value of its inventory to the lower of cost or net realizable value which approximates estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Actual demand may differ from the forecast established by the Company, which may materially impact recorded inventory values and cost of revenue.

Share-based compensation

As disclosed in Note 13 to the Consolidated Financial Statements, the Company has various share-based compensation plans for employees and non-employees that may be affected, as to the expense recorded in the Consolidated Statements of Operations, by changes in valuation assumptions. Fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term and the expected dividend payout rate. As a private company, the assumption as to volatility has been determined by reference to the historical volatility of similar entities (using a selection of publicly-traded semiconductor companies). The fair value of the Company’s shares underlying the stock option grants was determined by the Company’s Board of Directors with input from management at each grant date upon review of a variety of factors, including the valuation used in the latest financing rounds.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Fair value of financial instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities. Where no active market exists, the Company establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances, for example:

▪	available-for-sale assets: comparable transactions, multiples for comparable transactions, discounted present value of future cash flows;

▪	loans and receivables, financial assets at fair value through profit and loss: net book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

▪	trade payables: book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

▪

convertible notes: some of the Company’s convertible notes had optional redemption periods/dates occurring before their contractual maturity, as described in Notes 12 and 14 to the Company’s Consolidated Financial Statements. Holders of our Category E convertible notes had the right to request conversion at any time from their issue. As from the expiration of an 18 month period from issue of the Category E convertible notes, we had the right to request the conversion of all the convertible notes then held; and

▪

derivatives: either option pricing models or discounted present value of future cash flows. Specifically and as described in Note 14.1 to the Consolidated Financial Statements, the option component of the Category E convertible notes was recorded as a derivative at fair value in accordance with the provisions of AG 28 of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations.

3.	Segment information

The Company has one operating segment, which is the design and marketing of semiconductor components for 4G broadband wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.

Sales to external customers disclosed below are based on the geographical location of the customers, regardless of the legal entity originating the sale. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Europe, Middle East, Africa	Americas	Asia	Total

	(in thousands)
Year ended December 31, 2008
Total revenue
Sales to external customers	$5,536	$3,649	$13,559	$22,744

Year ended December 31, 2009
Total revenue
Sales to external customers	2,187	2,632	14,737	19,556

Year ended December 31, 2010
Total revenue
Sales to external customers	$4,914	$2,448	$61,182	$68,544

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. See Note 18.3 to these Consolidated Financial Statements for information about major customers.

4.	Other revenues and expenses

4.1.	Financial income and expenses

Financial income:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$333	$131	$311
Change in fair value of Category E Convertible notes option component	912	—	—
Foreign exchange gain	1,294	1,511	3,607

Total financial income	$2,539	$1,642	$3,918

Financial expenses:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Interests on loans and finance leases	$304	$472	$637
Other bank fees and financial charges	370	440	553
Change in fair value of Category E Convertible notes option component	—	569	2,109
Foreign exchange loss	1,272	1,826	2,469

Total financial expenses	$1,946	$3,307	$5,768

The net foreign exchange gain of $1,138,000 for the year ended December 31, 2010 (2009: net foreign exchange loss $315,000; 2008: net foreign exchange gain $22,000) arises primarily from euro-based assets, in particular cash in banks.

For the year ended December 31, 2010, the loss of $2,109,000 was related to the change in fair value of the option of the component of the Category E convertible notes, calculated prior to their conversion. (See Note 14.1 to the Consolidated Financial Statements.)

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

4.2.	Depreciation, amortization, and share-based payment expense included in the Consolidated Statement of Operations

		Year ended December 31,
	Note	2008	2009	2010
		(in thousands)
Included in cost of revenue:
Cost of inventories		$4,832	$4,799	$26,250
Depreciation and impairment	7	640	1,019	1,347
Wages and benefits		335	550	1,008
Share-based payment expense		31	24	23
Assembly services, royalties and other		1,852	1,801	4,984

		$7,690	$8,193	$33,612

Included in operating expenses (between gross profit and operating result):
Depreciation	7	$1,097	$1,250	$1,253
Amortization of intangible assets	8	1,540	1,378	1,314
Wages and benefits		14,520	15,362	20,249
Share-based payment expense		902	1,151	1,108
Other		5,794	7,368	11,700

		$23,853	$26,509	$35,624

4.3.	Employee benefits expense

		Year ended December 31,
	Note	2008	2009	2010
		(in thousands)
Wages and salaries		$12,193	$12,996	$17,244
Social security costs and other payroll taxes		2,520	2,790	3,727
Other benefits		108	107	221
Pension costs		34	19	65
Share-based payment expenses	13	933	1,175	1,131

Total employee benefits expense		$15,788	$17,087	$22,388

The Company is designated as a “Jeune Entreprise Innovante” (JEI) in France, which allows the Company to pay reduced payroll taxes on the salaries of engineers based in France for the first eight fiscal years, as long as certain criteria are not exceeded in terms of revenues, assets, headcount and shareholder structure. The Company’s JEI status expired at December 31, 2010.

The amount recognized as an expense for defined contributions plans amounts to $1,006,000 for the year ended December 31, 2010 ($542,000 and $846,000 for the years ended December 31, 2008 and 2009, respectively).

4.4.	Research and development expense

All research and development expense was charged directly to expense in the Statement of Operations.

The amount of research tax credit is deducted from research and development costs. Government grants have been received in support of certain research programs. Where there are unfulfilled conditions or contingencies relating to the grants, the corresponding amount has been deferred on the Statement of Financial Position until all conditions are fulfilled and contingencies settled at which time amounts earned are recorded as an offset to the corresponding expenses.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The reduction of research and development expense from government grants and research tax credit was as follows:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Research and development costs	$15,528	$17,209	$21,501
Research tax credit	(3,085)	(2,871)	(1,984)
Government grants	(413)	(481)	(1,493)

Total research and development expense	$12,030	$13,857	$18,024

As of December 31, 2008, 2009 and 2010, no development costs were capitalized.

The Company operates in a highly innovative, dynamic and competitive sector. Therefore, the costs incurred from the point when the criteria for capitalization are met to the point when the product is made generally available on the market are not material.

5.	Income tax

The major components of income tax expense are:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Consolidated Statement of Operations
Current income tax:
Current income tax charge	$70	$61	$150
Deferred income tax:	—	—	—

Income tax expense reported in the Consolidated Statement of Operations	$70	$61	$150

A reconciliation of income taxes computed at the French statutory rate (34.43% from the year ended December 31, 2008, 2009 and 2010) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Accounting profit (loss) before income tax	$(8,206)	$(16,811)	$(2,542)
At France’s statutory income tax rate of 34.43%	(2,825)	(5,788)	(875)
Non-deductible share-based payment expense	321	405	389
Unrecognized benefit of tax loss carryforwards	2,574	5,444	636

Income tax expense (benefit) reported in the Consolidated Statement of Operations	$70	$61	$150

As of December 31, 2010, the Company had accumulated tax losses which arose in France of $64,312,000 that are available for offset against future taxable profits of Sequans Communications S.A. for an unlimited period. As of December 31, 2010, the Company also had accumulated tax losses which arose in its U.K. subsidiary of $241,000 that are available for offset against future taxable profits of its U.K. subsidiary for an unlimited period.

Deferred tax assets were not recognized in the years ended December 31, 2008, 2009, or 2010 with respect to these losses as the Company has not generated taxable profits since its inception in 2003.

6.	Earnings (loss) per share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the year attributable to all shareholders of the Company by the weighted average number of all shares outstanding during the year. Since

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

there are no ordinary shares outstanding and all categories of preference shares have the same voting and dividend rights and may be converted to ordinary shares at any time, and all preference shares are the most subordinate class of equity instruments outstanding, all preference shares were treated as ordinary shares in the calculation.

Diluted earnings per share amounts are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the exercise of all the dilutive stock options and warrants and the conversion of all convertible notes. Dilution is defined as a reduction of earnings per share or an increase of loss per share. As the exercise of all outstanding stock options and warrants and conversion of convertible notes would decrease loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

The following reflects the income and share data used in the basic and diluted earnings (loss) per share computations which give effect to a 1-for-2 reverse stock split of the Company’s share capital which was effective on April 12, 2011:

	Year ended December 31,
	2008	2009	2010
	(in thousands, except share and per share data)
Profit (Loss)	$(8,276)	$(16,872)	$(2,692)
Weighted average number of shares outstanding for basic EPS	22,906,057	23,257,434	24,980,139
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of dilutive convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	22,906,057	23,257,434	24,980,139

Basic earnings (loss) per share	$(0.36)	$(0.73)	$(0.11)

Diluted earnings (loss) per share	$(0.36)	$(0.73)	$(0.11)

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

7.	Property, plant and equipment

Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Total

	(in thousands)
Cost:
At January 1, 2008	$375	$3,436	$1,746	$5,557
Additions	332	973	1,253	2,558
Disposals	(5)	(702)	(7)	(714)
Exchange difference	(6)	(34)	(113)	(153)
At December 31, 2008	696	3,673	2,879	7,248
Additions	205	1,897	364	2,466
Disposals	(202)	(252)	(602)	(1,056)
Exchange difference	—	22	30	52
At December 31, 2009	699	5,340	2,671	8,710
Additions	535	2,532	384	3,451
Disposals	—	—	—	—
Exchange difference	1	(10)	(1)	(10)

At December 31, 2010	$1,235	$7,862	$3,054	$12,151

Depreciation and impairment:
At January 1, 2008	103	1,456	525	2,084
Depreciation charge for the year	116	911	710	1,737
Disposals	(5)	(702)	(7)	(714)
Exchange difference	(7)	(8)	(69)	(84)
At December 31, 2008	207	1,657	1,159	3,023
Depreciation charge for the year	201	1,242	825	2,268
Disposals	(202)	(252)	(602)	(1,056)
Exchange difference	—	6	21	27
At December 31, 2009	206	2,653	1,403	4,262
Depreciation charge for the year	115	1,501	697	2,313
Impairment	—	289	—	289
Disposals	—	—	—	—
Exchange difference	1	(3)	(2)	(4)

At December 31, 2010	$322	$4,440	$2,098	$6,860

Net book value:
At January 1, 2008	$272	$1,980	$1,221	$3,473
At December 31, 2008	489	2,016	1,720	4,225
At December 31, 2009	493	2,687	1,268	4,448
At December 31, 2010	$913	$3,422	$956	$5,291

The carrying value of property, plant and equipment pledged as security as part of the sale and finance leases transaction (see Note 14.3 to the Consolidated Financial Statements) at December 31, 2008 was $1,000. No tangible assets were pledged at December 31, 2009 and 2010.

Impairment of property, plant and equipment

During the year ended December 31, 2010, the Company decided to enter the end-of-life process for its SQN 1140 and SQN1145. The Company estimated that the recoverable amount of the equipment dedicated to the production of these products had been reduced to zero and recorded an impairment loss for $289,000, recognized in the Consolidated Statements of Operations in “Cost of product revenue.” There were no impairment losses in the years ended December 31, 2008 and 2009.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

8.	Intangible assets

Intangible assets include:

Licenses

(in thousands)
Cost:
At January 1, 2008	$6,081
Additions	1,513
Disposals	(3,112)
Exchange difference	(3)
At December 31, 2008	4,479
Additions	931
Disposals	(2,522)
Exchange difference	—
At December 31, 2009	2,888
Additions	2,920
Disposals	(50)
Exchange difference	—

At December 31, 2010	$5,758

Depreciation and impairment:
At January 1, 2008	$3,935
Amortization	1,540
Disposals	(3,030)
Exchange difference	3
At December 31, 2008	2,448
Amortization	1,377
Disposals	(2,522)
Exchange difference	—
At December 31, 2009	1,303
Amortization	1,314
Disposals	(3)
Exchange difference	—

At December 31, 2010	$2,614

Net book value:
At January 1, 2008	$2,146
At December 31, 2008	2,031
At December 31, 2009	1,585
At December 31, 2010	$3,144

As no development costs have been capitalized during December 31, 2010, the only intangible assets on the Consolidated Statements of Financial Position are acquired licenses for technology used primarily in the development process.

9.	Inventories

	At December 31,
	2008	2009	2010

	(in thousands)
Components (at cost)	$266	$239	$1,818
Finished goods (at lower of cost or net realizable value)	1,775	1,698	6,950

Total inventories	$2,041	$1,937	$8,768

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

In the year ended December 31, 2007, following the decision to bring the SQN1110 to end-of-life, inventories of SQN1110 were written down. The write-down of $164,000 was recognized in the Consolidated Statements of Operations in “Cost of product revenue.” During the year ended December 31, 2008, $174,000 in product revenue was recognized from the sale of a portion of the finished goods inventories written off in the year ended December 31, 2007. The remaining stock of SQN1110 finished goods was written down to zero during the year ended December 31, 2008. No sales of SQN1110 were made during the years ended December 31, 2009 and 2010.

There was no write-down of any inventories in the year ended December 31, 2009. In the year ended December 31, 2010, the Company decided to bring SQN1140 and SQN1145 to end-of-life. The amount of the write-down of the related inventories amounted to $381,000 and was recognized in the Consolidated Statements of Operations in “Cost of product revenue.”

10.	Trade receivables

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

The movements in the provision for impairment of receivables were as follows:

	At December 31,
	2008	2009	2010

	(in thousands)
Trade receivables	$5,778	$7,867	$15,112
Provisions on trade receivables	(713)	(834)	(949)

Net trade receivables	$5,065	$7,033	$14,163

	December 31,
	2008	2009	2010

	(in thousands)
At January 1,	$163	$713	$834
Charge for the year	663	196	115
Utilized amounts	(113)	(75)	—

At period end	$713	$834	$949

As at period end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired

			<30 days	30-60 days	60-120 days	>120 days

	(in thousands)
At December 31, 2008	$5,065	$3,225	$1,200	$516	$46	$78
At December 31, 2009	7,033	3,506	1,039	878	1,299	311
At December 31, 2010	$14,163	$10,763	$1,572	$80	$897	$851

11.	Cash and cash equivalents

	At December 31,
	2008	2009	2010
	(in thousands)
Cash at banks	$10,012	$7,783	$9,731
Cash equivalents	5,837	9	8

Cash and cash equivalents	$15,849	$7,792	$9,739

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Cash at banks earns no interest. Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in the U.S. dollar and euro as follows:

	At December 31,
	2008	2009	2010
	(in thousands)
U.S. dollar denominated accounts	$7,244	$4,760	$8,148
Euro denominated accounts	8,557	2,941	1,460
GBP denominated accounts	48	78	117
SGP denominated accounts	—	13	14

Cash and cash equivalents	$15,849	$7,792	$9,739

12.	Issued capital and reserves

The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and convertible notes.

	At December 31,
	2008	2009	2010

Ordinary shares, nominal value €0.01 each	500,000,000	500,000,000	500,000,000
Preference shares
Category A preference shares, nominal value €0.01 each	8,372,537	8,084,224	8,643,787
Category B preference shares, nominal value €0.01 each	1,875,000	1,875,000	1,875,000
Category C preference shares, nominal value €0.01 each	350,082,510	350,082,510	5,915,833
Category D preference shares, nominal value €0.01 each	1,075,000,228	1,075,000,228	1,075,000,228
Category E preference shares, nominal value €0.01 each	277,254,968	780,000,113	1,130,000,111

At period end	2,212,585,243	2,715,042,075	2,721,434,959

All categories of shares have equal voting rights of one vote per share. All categories of shares have equal dividend rights.

Ordinary shares

No ordinary shares are outstanding. All categories of preference shares convert to ordinary shares on a one-to-one basis in the event of an initial public offering of the Company’s shares.

Preference shares, categories A, B, C, D and E

All categories of preference shares have the right to convert to ordinary shares at any time and shall be converted automatically one-to-one to ordinary shares immediately prior to the initial public offering of the Company.

A new category of preference share was created and issued with each financing round. The primary preference element for these categories relates to their liquidation preference in the event of the sale or liquidation of the company.

Category A preference shareholders have the right to name one of the five members of the Board of Directors. The Company has share-based incentive plans under which options and warrants to subscribe for the Company’s

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Category A preference shares have been granted to executives and employees (see Note 13 to the Consolidated Financial Statements). Increases in the number of authorized Category A preference shares reflect new option and warrant plans approved annually by shareholders, offset by options and warrants cancelled or expired in the period.

Category B preference shares have no specific rights other than their liquidation preference.

Categories C, D and E preference shares each have one anti-dilution warrant attached which is triggered if a new capital increase is subscribed at a price lower than €1.20 per share for Category C, lower than €2.43 per share for Category D and lower than €4.048 per share for Category E. The maximum impact of the exercise of all such warrants, assuming a new capital increase subscribed at €0.02, is included in the amounts of authorized capital. The anti-dilution warrants attached to Category C preference shares expired in February 2010. All remaining anti-dilution warrants expire in July 2011.

All categories of preference shares convert to ordinary shares on a one-to-one basis, and anti-dilution warrants terminate, in the event of an initial public offering of the Company’s shares.

Shares issued and fully paid

	At December 31,
	2008		2009		2010
	Shares	Amount	Shares	Amount	Shares	Amount

	(in thousands, except for share data)
Ordinary shares	—	€—	—	€—	—	€—
Preference shares
Category A preference shares	5,054,437	101	5,349,124	107	5,580,937	112
Category B preference shares	1,875,000	37	1,875,000	37	1,875,000	37
Category C preference shares	5,833,333	117	5,833,333	117	5,833,333	117
Category D preference shares	8,847,739	177	8,847,739	177	8,847,739	177
Category E preference shares	1,548,913	31	1,791,255	36	5,583,004	112

	23,159,422	€463	23,696,451	€474	27,720,013	€555

	At December 31,
	2008		2009		2010
	Shares	Amount	Shares	Amount	Shares	Amount

	(in thousands, except for share data)
All preference shares	23,159,422	$590	23,696,451	$606	27,720,013	$710

After effect of conversion of all categories of preference shares to ordinary shares:

	At December 31,
	2008		2009		2010
	Shares	Amount	Shares	Amount	Shares	Amount

	(in thousands, except for share data)
All ordinary shares	23,159,422	$590	23,696,451	$606	27,720,013	$710

Other capital reserves

Other capital reserves include the cumulated share-based payment expense as of period end, the counterpart of which is in retained earnings as the expense is reflected in profit and loss.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2009 or 2010. Dividend distributions by the Company, if any, will be made in euros.

Capital transactions

On January 25, 2008, the Company’s shareholders approved the issue of 100,000 convertible notes to a French bank, with a nominal value of €100 each, which are convertible at the noteholder’s option into ordinary shares only in the event of an initial public offering of the Company’s shares on or before June 30, 2011, as further decided by the shareholders on July 16, 2010. In this event, the conversion price will be equal to the initial public offering price. Consequently, the number of ordinary shares authorized was increased to a maximum of €10.0 million (500,000,000 shares) (see Note 14.2 of the Consolidated Financial Statements).

On January 31, 2008, the Company’s shareholders approved the creation of the Category E preference shares (nominal value €0.02 per share) and authorized a capital increase of €27,273 through the issue of an aggregate of 1,363,636 Category E preference shares (each with one anti-dilution warrant attached), at an issue price of €4.048 per share for a total subscription amount of €5,520,000. On July 10, 2008, the shareholders authorized an additional capital increase of €3,706 through the issue of an additional 185,277 Category E preference shares (each with one anti-dilution warrant attached), at an issue price of €4.048 per share for a total subscription amount of €750,000. On January 31, 2008 and July 10, 2008, the Company’s shareholders approved the issue of notes (the “Category E convertible notes”) convertible into 884,387 and 185,277 Category E preference shares, respectively.

On October 14, 2009, the Company’s shareholders approved a capital increase of €4,847 through the issue of 242,342 Category E preference shares (each with one anti-dilution warrant attached), at an issue price of €4,048 per share for a total amount of €981,000. On the same date, the shareholders approved the issue of Category E convertible notes convertible into 992,836 Category E preference shares, with one anti-dilution warrant attached.

The Category E convertible notes are convertible immediately upon demand of the noteholder or, after the expiration of an 18-month period from the authorizing shareholder meeting, upon demand of the Company. Each Category E convertible note converts to one Category E preference share (each with one anti-dilution warrant attached) if conversion is notified prior to July 17, 2011. If conversion is notified after July 16, 2011, each Category E convertible note converts to one Category E preference share. Conversion of the Category E convertible notes occurs automatically in the event of the sale of the Company or the Board of Directors requests approval of the shareholders for an initial public offering of the shares of the Company. The purchase price was €4.048 per Category E convertible note. The fair value of each of the debt and conversion option portions of the Category E convertible notes has been determined as described in Note 14.1 to the Consolidated Financial Statements.

On July 16, 2010, the Company’s shareholders approved a capital increase of €34,585 through the issue of 1,729,249 Category E preference shares, each with one anti-dilution warrant attached, at an issue price of €4.048 per share for a total subscription amount of €7,000,000.

On September 15, 2010, the Category E convertible notes convertible into 1,069,664 Category E preference shares with attached anti-dilution warrant which had been issued in 2008 were converted at the request of the Company (see Note 14.1 to the Consolidated Financial Statements). This resulted in an increase in capital of €21,393.

On December 30, 2010, the Company converted Category E convertible notes issued in 2009 into 992,836 Category E preference shares with attached anti-dilution warrant (see Note 14.1 to the Consolidated Financial Statements), resulting in an increase in capital of €19,857.

In the years ended December 31, 2008, 2009 and 2010, Category A preference shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

13.	Share-based payment plans

The expense recognized for employee and other services received during the year ended December 31, 2010 and arising from equity-settled share-based payment transactions was $1,131,000 (2008: $933,000; 2009: $1,175,000). Of this total, $48,000 in 2010 (2008: $129,000; 2009: $45,000), related to warrants plans for consultants considered equivalent to employees.

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during the years ended December 31, 2008, 2009 or 2010.

General employee stock option and founders warrant plans

All employees are entitled to a grant of founders warrants (if they are resident of France) or stock options (if they reside outside of France). Founders warrants are a specific type of option available to qualifying young companies in France and have more favorable tax treatment for both the employee and the employer compared to stock options. Otherwise, founders warrants function in the same manner as stock options.

In general, vesting of the founders warrants and stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. From time to time, vesting may be linked to employee performance.

All expenses related to these plans have been recorded in the Consolidated Statement of Operations in the same line items as the related employee’s cash-based compensation.

Warrant plans for certain consultants considered equivalent to employees

The Company awards warrants to a limited number of consultants who have long-term relationships with the Company and who are considered equivalent to employees. Vesting may be either on a monthly basis over a two-year or four-year period, or may be immediate, depending on the nature of the service contract. All expenses related to these plans have been recorded in the Consolidated Statements of Operations in the same line items as the related service provider’s cash-based compensation.

Founders warrants, stock options and warrants give the right to purchase Category A preference shares, until such time that the Company is listed on a stock exchange when all categories of preference shares automatically convert to ordinary shares. The exercise price of the founders warrants, stock options and warrants is denominated in euros and is equal to the estimated fair value of the shares on the date of grant, which through December 31, 2010 was based on the valuation of the Company (negotiated with new investors) at the last round of financing prior to the grant. In general, the contractual life of the founders warrants, stock options and warrants is ten years.

There are no cash settlement alternatives and the Company has not developed a practice of cash settlement.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Movements in the periods presented

The following table illustrates the number and euro-denominated weighted average exercise prices (WAEP) of, and movements in, founders warrants, stock options and warrants during the period:

	December 31,
	2008		2009		2010
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	2,856,000	€1.72	2,831,100	€1.94	2,423,600	€2.56
Granted during the year	252,000	€4.04	428,500	€4.04	330,000	€4.04
Forfeited during the year	(228,713)	€1.66	(541,313)	€1.36	(191,937)	€3.54
Exercised during the year(1)	(48,187)	€1.32	(294,687)	€0.92	(231,813)	€0.96
Expired during the year

Outstanding at period end	2,831,000	€1.94	2,423,600	€2.56	2,329,850	€2.86
Of which, warrants for consultants equivalent to employees	286,500	€2.38	291,500	€2.40	326,500	€2.58
Exercisable at period end	1,727,172	€2.62	1,557,037	€2.10	1,755,952	€2.52
Of which, warrants for consultants equivalent to employees	165,998	€2.32	228,709	€2.36	307,562	€2.50

(1)	The weighted average share estimated fair value at the dates of exercise of these options was €4.048

The weighted average remaining contractual life of founders warrants, stock options and warrants outstanding as at December 31, 2010 was 6.9 years (2009: 7.0 years; 2008: 6.6 years).

The range of exercise prices for founders warrants, stock options and warrants outstanding as at December 31, 2010 was €1.20 - €4.04, at December 31, 2009 and 2008 they were €0.80 - €4.04.

The weighted average fair value of founders warrants, stock options and warrants granted during the year ended December 2010 was €2.52 (2009: €2.16; 2008: €1.94). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2008, 2009 and 2010:

	December 31,
	2008	2009	2010
Dividend yield (%)	—	—	—
Expected volatility (%)	49 - 58	74 - 84	58
Risk–free interest rate (%)	3.59 - 4.59	2.39 - 3.32	3.29
Assumed annual lapse rate of options (%)	2	2	2
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	4.04	4.04	4.04
Model used	Binomial	Binomial	Binomial

Since the Company is not publicly traded, it is not possible to determine the volatility of the underlying shares. Therefore, as allowed by Appendix B (paragraphs 26 to 29) of IFRS2 Share-based Payment, the historical volatility of similar entities (a selection of publicly-traded semiconductor companies) after a comparable period in such companies’ lives was used.

Founders warrants, stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price. Employees are assumed to exercise their option when the share price is multiplied by 2.

Since the Company is not publicly traded, through December 31, 2010 the weighted average share price used in the model was considered to be equal to the per share value obtained in the latest round of financing prior to the grant date. As the shares issued in the various financing rounds were a different category of preference share with

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

greater liquidation preference rights, the fair value of the Category A preference shares underlying the founders warrants, stock options and warrants may be lower.

If a sell-price multiple of 3 instead of 2 had been used and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders warrants, stock options and warrants granted through December 31, 2010 would have decreased by approximately 0.26% (2009: 0.12%; 2008: 0.25%).

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

14.	Interest-bearing loans and borrowings

		At December 31,
	Note	2008	2009	2010
		(in thousands)
Current
Bank convertible notes	14.2	—	3,601	3,340
Finance lease liability	14.3	112	—	—
Accrued interests	14.1, 14.2	143	153	188
Factoring	14.4	—	—	36

Total current portion		$255	$3,754	$3,564

Non-current
Category E convertible notes	14.1	$3,264	$6,935	$—
Bank convertible notes	14.2	3,479	—	—
Finance lease liability	14.3	—	—	—

Total non-current portion		$6,743	$6,935	$—

14.1.	Interest-bearing debt—Category E convertible notes

On January 31, 2008 and July 10, 2008, the shareholders approved the issue of, respectively, 884,387 (“Tranche A”) and 185,277 (“Tranche B”) of Category E convertible notes. The subscription price was €4.048 per Category E convertible note, for a total of €3,579,998 for Tranche A and €750,001 for Tranche B. The Category E convertible notes bear interest at 2.0% per year, which is paid annually on the anniversary of the subscription date, or, in the event of early settlement or conversion, on a pro rata basis on the settlement or conversion date. The conversion features are described in Note 12 to the Consolidated Financial Statements. If not converted, the Category E convertible notes are to be reimbursed on the 10th anniversary of the subscription date.

On October 14, 2009, the shareholders approved the issue of notes convertible into 992,836 Category E preference share with an anti-dilution warrant attached, at a subscription price of €4.048 per Category E convertible note, for a total of €4,019,000 ($6,037,000). The Category E convertible notes bear interest at 2.0% per year, which is paid annually on the anniversary of the subscription date, or, in the event of early settlement or conversion, on a pro rata basis on the settlement or conversion date. The conversion features are described in Note 12 to the Consolidated Financial Statements. If not converted, the Category E convertible notes are to be reimbursed on the 10th anniversary of the subscription date.

The fair value of the Category E convertible notes – debt component was initially determined by discounting the cash flows, including allocated financing transaction costs of $132,000 for the 2009 issue and $135,000 for the 2008 issues, assuming a market rate of interest for a non-convertible debt with otherwise similar terms. The market rates used were 8.05%, resulting in a fair value of €2,302,992 ($3,459,094) for the 2009 issue, 9.11%,

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

resulting in a fair value of €1,878,791 ($2,794,514), for 2008 Tranche A and 10.32%, resulting in a fair value of €357,423 ($571,519) for the 2008 Tranche B. The option component was recorded as a derivative at fair value in accordance with the provisions of AG 28 of IAS 39 Financial Instruments: Recognition and Measurement. In each instance, the Company’s issuances of convertible notes were made at fair value. Accordingly, at each issuance date, the fair value of the convertible note as a whole was equal to the sum of the fair value of the conversion option and the fair value of the host contract (without the conversion option).

The fair value of the Category E convertible notes – option component was recalculated at the end of each reporting period, resulting in a fair value of €3,225,751 ($4,283,797) at December 30, 2010 (before conversion in capital), €3,418,979 ($4,925,381) at December 31, 2009 and €1,379,565 ($1,919,940) at December 31, 2008. The change of this fair value was recorded in the Consolidated Statement of Operations.

Accrued interest related to the Category E convertible notes totalled $132,000 at December 31, 2010 (2008: $152,000: 2009: $396,000).

On July 30, 2010, the Company converted the 884,387 and 185,277 Category E convertible notes issued respectively on January 31, 2008 and July 10, 2008 into 1,069,664 Category E preference shares with attached anti-dilution warrant. As of that conversion date, the aggregate carrying amounts of the debt and option components (respectively $3,358,110 and $2,305,026) were transferred to equity, without any impact on net income, in applying the provisions of IAS 32.AG.32. These amounts were recorded in share capital for $27,871 and in share premium for $5,635,265.

On December 30, 2010, the Company converted the 992,836 Category E convertible notes issued on October 14, 2009 into 992,836 Category E preference shares with attached anti-dilution warrant. As of that conversion date, the carrying amounts of the debt and option components (respectively $3,241,391 and $4,244,988) were transferred to equity without any impact on net income, in applying the provisions of AG 32 of IAS 32. These amounts were recorded in share capital for $26,344 and in share premium for $7,460,036.

As at December 31, 2010, the Company no longer had any Category E convertible notes.

14.2.	Interest-bearing debt—bank convertible notes

In January 2008, the shareholders of the Company approved the issue of 100,000 notes to a French bank (“bank convertible notes”). The Company had the right but not the obligation to issue the bank convertible notes at a subscription price of €100 per note for a total amount of up to €10.0 million ($14.7 million), with the requirement that the first tranche not be less than €2,500,000 ($3,479,000) and that such first tranche be issued by December 31, 2008. In October 2008, the Company issued the first tranche of €2,500,000 ($3,479,000) in bank convertible notes.

The bank convertible notes may be converted, at the election of the financial institution, into ordinary shares only in the event of an initial public offering of the Company’s shares, and at the IPO offering price. If there is no conversion, all outstanding bank convertible notes were (prior to amendment in 2010) to be repaid on June 30, 2010.

In June 2010, the Company and the bank agreed to amend the terms of the instrument whereby the repayment date, if the note was not converted, was extended to June 30, 2011, the interest rate was increased and the non-conversion penalty was modified. Such modification of the initial terms of the existing financial liability was not considered substantial under the provisions of AG 62 of IAS 39 and did not trigger the recognition of a new financial liability.

The bank convertible notes bore interest at Euribor 3-month rate plus 25 basis points through December 31, 2008 and at Euribor 3-month rate plus 225 basis points through June 30, 2010. After amendment in 2010, the interest rate increased to Euribor 3-month rate plus 525 basis points, Interest on the outstanding bank convertible notes is payable on the last day of each calendar year quarter. In the event of non-conversion, the Company was to pay a non-conversion penalty at the time the principal was reimbursed up to a maximum of 6% of the amount of bank

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

convertible notes issued. After amendment in 2010, the non-conversion penalty was modified to become an early repayment penalty (not payable at maturity date in the absence of a conversion) and reduced to 5%.

The outstanding amount of bank convertible notes shall become payable immediately in the event of a change in control or liquidation of the Company, or should the statutory accounts not be approved in a timely manner or not certified by the statutory auditors. In addition, there are financial covenants:

▪

The Company has to maintain a net cash balance at the end of each quarter equal to at least 30% of any issued bank convertible notes and other financial debt. Net cash balance is defined as cash and cash equivalents less financial debt (excluding the bank and other convertible notes issued). This financial covenant was met at the end of each quarter during 2010, 2009 and 2008.

▪	Operating result, excluding the impact of depreciation, amortization and LTE development costs, shall be positive.

Until September 30, 2010, given that the conversion option was primarily under the control of the Company (as the option is exercisable only if the Company decides to launch an IPO), such option did not qualify as a financial liability under paragraph 25 of IAS 32. At December 31, 2010, the recognition of the option component was required under IFRS since the IPO process was officially launched by the Company during the last quarter of 2010. Such component was treated as a derivative financial liability, which was measured at nil fair value at December 31, 2010, since the conversion option was deeply out-of-the money (the current value of the Company’s shares was much lower than the value of the debt component) and the time value of the option was considered to be close to nil (because of the short maturity and low volatility of the Company’s value).

The effective rate of interest applied in 2010 was 4.49% (2009: 3.84%; 2008: 5.53%). Accrued interest of $52,000 was recorded in “Interest on convertible loan” as of December 31, 2010 (2008: $48,000; 2009: $28,000).

As of December 31, 2010, the Company had no other drawn or undrawn committed borrowing or overdraft facilities in place.

14.3.	Interest-bearing debt—sale and finance leaseback

In early 2006, the Company entered into a sale and finance leaseback arrangement with a finance company for financing of €1,500,000 ($1,807,000) for a period of 36 months. Fixed assets with a net book value of €823,000 ($980,000) at the time of the transaction were sold to the finance company and leased back under this arrangement. At the end of the lease term in 2009, the Company had made all scheduled payments and the two parties agreed on the purchase of the assets by the Company for $10,000.

In addition to a traditional sale-leaseback arrangement with an effective rate of interest of 10.54%, the structure required the Company to issue 82,500 warrants (which the finance company subscribed in 2006 at a price of €0.02 per warrant, or a total of €1,650, or $2,026) allowing the finance company to purchase Category C preference shares at an exercise price of €1.20 per share). The warrants are exercisable at any time until the later of March 8, 2016 or five years after the date of a listing on a public market. The estimated fair value of the warrants of €43,000 ($55,000) was determined using the same methodology for valuing stock options and warrants which were granted at the same time and with similar terms (see Note 13 to the Consolidated Financial Statements). The estimated fair value of the warrants was expensed as a one-time transaction fee and recorded as a financial expense at the time the warrants were subscribed.

The sale and leaseback transaction was accounted for as a finance lease. The assets which were the subject of the sale remain on the Company’s Consolidated Statements of Financial Position and continue to be depreciated over their remaining useful lives. At December 31, 2009 and 2010, the net book value of these assets was zero (2008: $1,000). The €1,500,000 ($1,807,000) received in cash was recorded as debt and amortized on a monthly basis as lease payments were made. Interest expense of $1,000 was recognized in 2009 (2008: $59,000).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

14.4.	Factoring agreement

In May 2010, the Company entered into a factoring agreement with a French finance company whereby a line of credit is made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit. At December 31, 2010, $36,000 had been drawn on the line of credit and recorded as a current borrowing, and $2,284,000 remained undrawn on the line of credit.

15.	Government grant advances and interest-free loans

	December 31,
	2008	2009	2010
	(in thousands)
Current
Government grant advances	$362	$793	$1,355
Interest-free loans	174	951	534

Total current portion	$536	$1,744	$1,889

Non-current
Government grant advances	$382	$500	$654
Interest-free loans	1,475	601	624

Total non-current portion	$1,857	$1,101	$1,278

15.1.	Government grant advances

In 2008, the Company was named as a participant in two projects with funding of €409,000 ($602,000).

In 2009, the Company was named as a participant in two projects with funding of €300,000 ($415,000), expected to be earned over three years.

In 2010, the Company was named as a participant in four collaborative projects funded by various entities in France and the European Union. The Company’s portion of this funding totals €1,554,000 ($2,077,000), which is expected to be released to the Consolidated Statement of Operations over the lives of the projects, generally expected to be between 18 months and three years.

15.2.	Interest-free loans

The Company has received three interest-free loans from Oséo, the French Agency for Innovation. Oséo provides financial incentives to develop new technology in France. In 2004, the Company was awarded €730,000 ($1,016,000) to finance the development of the first generation of products using the WiMAX standard 802.16d. In 2006, an amount of €1,300,000 ($1,809,000) was awarded to finance the development of products using WiMAX 802.16e. In January 2010, a third project financing was awarded for a total of €1,350,000 ($1,973,000) for development of the LTE 4G technology. The financing arrangements call for the loans to be repaid according to a set timeline, but repayment may be reduced if revenue from the products developed does not reach certain minimum amounts.

Of the €1,350,000 financing for LTE, €540,000 ($789,000) was received in January 2010; the remainder is expected to be received in 2011. Repayment is scheduled from June 2012 to March 2016.

The €1,300,000 financing for WiMAX 802.16e was received in 2006 and, as the criteria for commercial success of the products has been met, it must be repaid in four installments in 2008 (€115,000), 2009 (€375,000), 2010

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

(€410,000) and 2011 (€400,000). The Company repaid €115,000 ($160,000) in 2008 and €125,000 ($178,000) in 2009. Because Oséo agreed to defer the remaining payment scheduled for 2009 until 2010, a total of €660,000 ($913,000) was repaid during the year ended December 31, 2010.

The €730,000 ($860,000) financing for WiMAX 802.16d was received in 2004 and 2005. It was repaid in full, due to the commercial success of the product, in three installments in September 2006, 2007 and 2008. In 2008, the Company repaid the final installment of €360,000 ($501,000); in 2007 the Company repaid €220,000 ($306,000).

16.	Provisions

	Post- employment benefits	Others	Total	Current	Non-current

	(in thousands)
At January 1, 2008	78	240	318	26	292
Arising during the year	28	498	526	—	—

At December 31, 2008	106	738	844	103	741
Arising during the year	23	179	202	—	—

At December 31, 2009	129	917	1,046	269	777
Arising and released during the nine months	55	(485)	(430)	—	—

At December 31, 2010	$184	$432	$616	$432	$184

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees.

No employee retired during the past three years. The main assumptions used in the calculation are the following:

	2008	2009	2010
Discount rate	4.65%	5.00%	4.68%
Salary increase	between 2.5% and 5%	between 2% and 4%	between 2% and 4%
Retirement age	65 years	65 years	67 years
Turnover: depending on the seniority	between 3.5% and 14%, nil as from 50 year old	between 3.5% and 14%, nil as from 50 year old	between 3.5% and 14%, nil as from 50 year old

Other provisions relate primarily to estimated payments to holders of patents which may be deemed as essential under the requirements of the WiMAX standard as defined by the IEEE. The provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue.

During the year ended December 31, 2010, the Company released a portion of the provision for estimated payments to patent-holders.

17.	Trade payables and other current liabilities

	At December 31,
	2008	2009	2010
	(in thousands)
Trade payables	$3,413	$3,384	$15,508
Other current liabilities:
Employees and social debts	2,017	2,102	3,849
Others	499	1,278	1,421

Total other current financial liabilities	$2,516	$3,380	$5,270

Deferred revenue	$1,697	$1,651	$893

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Terms and conditions of the above financial liabilities:

▪	Trade payables are non-interest bearing and are normally settled on 30-day terms.

▪	Other payables, primarily accrued compensation and related social charges, are non-interest bearing.

Deferred revenue is related to maintenance revenue, recognized over the 12-month maintenance period.

18.	Information about financial instruments

18.1.	Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2008	2009	2010	2008	2009	2010
	(in thousands)
Financial assets:
Trade and other receivables	$5,065	$7,045	$14,368	$5,065	$7,045	$14,368
Financial instruments at fair value through other comprehensive income:
Loans and other receivables
Deposits	249	398	1,485	249	398	1,485
Available for sale instruments
Long-term investments	443	463	432	443	463	432
Cash and cash equivalents	15,849	7,792	9,739	15,849	7,792	9,739

Total financial assets	$21,606	$15,698	$26,024	$21,606	$15,698	$26,024
Total current	$20,914	$14,837	$24,107	$20,914	$14,837	$24,107
Total non-current	$692	$861	$1,917	$692	$861	$1,917

Financial liabilities:
Interest-bearing loans and borrowings:
Finance lease liability	$112	$—	$—	$112	$—	$—
Bank convertible notes	3,527	3,629	3,392	3,527	3,629	3,392
Category E convertible notes—debt component	3,359	7,060	132	3,359	7,060	132
Factoring	—	—	36	—	—	36
Interest-free loans	1,649	1,552	1,158	1,485	1,463	1,149
Trade and other payables	3,413	3,384	15,508	3,413	3,384	15,508
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	—	21	129	—	21	129
Financial instruments at fair value through profit and loss:
Category E convertible notes—option component	1,920	4,925	—	1,920	4,925	—

Total financial liabilities	$13,980	$20,571	$20,355	$13,816	$20,482	$20,346
Total current	$3,842	$8,110	$19,731	$3,825	$8,055	$19,727
Total non-current	$10,138	$12,461	$624	$9,991	$12,426	$619

The carrying values of current financial instruments (cash and cash equivalents, trade receivables and trade and other payables, and factoring) approximate their fair values, due to their short-term nature.

New interest-free loans received from Oséo in 2010 are recorded as financial instruments in compliance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Prior to 2009, interest-free loans granted from Oséo were not subject to any gain recognition related to their interest-free feature in accordance with applicable IFRS guidance.

The bank convertible notes bear interest at a variable rate which is reset each quarter; therefore their carrying value is considered to approximate fair value.

The Category E convertible notes are hybrid financial instruments. The fair value of the option component has been revalued at each reporting period.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Fair Value Hierarchy

As at December 31, 2010, the Company held the following financial instruments carried at fair value on the statement of financial position:

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

▪	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

▪	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

▪	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

Assets measured at fair value

	At December 31,
	2010	Level 1	Level 2	Level 3

	(in thousands)
Available for sale instruments:
Long-term investments	432	—	432	—

Liabilities measured at fair value

	At December 31,
	2010	Level 1	Level 2	Level 3

	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash Flow hedges	(129)	—	(129)	—

As at December 31, 2009, the Company held the following financial instruments measured at fair value:

Assets measured at fair value

	At December 31,
	2009	Level 1	Level 2	Level 3

	(in thousands)
Available for sale instruments:
Long-term investments	$463	$—	$463	$—

Liabilities measured at fair value

	At December 31,
	2009	Level 1	Level 2	Level 3

	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash Flow hedges	$21	$—	$21	$—
Financial instruments at fair value through profit and loss:
Category E convertible notes—option component	4,925	$—	$—	4,925

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

As at December 31, 2008, the Company held the following financial instruments measured at fair value:

Assets measured at fair value

	At December 31,
	2008	Level 1	Level 2	Level 3

	(in thousands)
Available for sale instruments:
Long-term investments	$443	$—	$443	$—

Liabilities measured at fair value

	At December 31,
	2008	Level 1	Level 2	Level 3

	(in thousands)
Financial instruments at fair value through profit and loss:
Category E convertible notes – option component	$1,920	$—	$—	$1,920

Reconciliation of fair value measurements of Level 3 financial instruments

A reconciliation of the beginning and closing balances disclosing movements separately is disclosed hereafter:

Category E option component
(in thousands)
January 1, 2008	$—
Issuances of Convertible Notes	3,023
Total gains and losses recognized in profit and loss	(1,103)
December 31, 2008	1,920
Issuance of Convertible Notes	2,445
Total gains and losses recognized in profit and loss	560
December 31, 2009	4,925
Total gains and losses recognized in profit and loss	1,663
Conversion of Convertible Notes	(6,588)
December 31, 2010	—

18.2.	Financial instruments at fair value through other comprehensive income

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

The following tables present fair values of derivative financial instruments at December 31, 2010 and 2009. There were no derivative financial instruments at December 31, 2008.

	At December 31, 2010
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,000	$(2)
Options (buy euros, sell U.S. dollars)	1,600	(141)

Total	€3,600	$(143)

	At December 31, 2009
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€375	$(21)

Total	€375	$(21)

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The fair value of foreign currency related derivatives are included in the Consolidated Statement of Financial Position in “Other current financial liabilities” for the periods presented. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.

During the year ended December 31, 2010, the Company recorded a loss of $33,000 (gain of $21,000 for the year ended December 31, 2009) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the year ended December 31, 2010, the Company recognized a net loss of $54,000 related to the ineffective portion of its hedging instrument and a net loss of $42,000 for the year ended December 31, 2009.

The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:

▪	Cash, cash equivalents, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value.

▪

Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $6,280,000, $472,000 and $440,000 at December 31, 2008, 2009 and 2010, respectively.

▪

Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates.

▪	Convertible notes: the fair value of the derivative instrument is estimated using the listed market value of comparable companies. See Note 14.2 to the Consolidated Financial Statements.

18.3.	Financial risk management objectives and policies

The Company’s principal financial liabilities comprise interest bearing convertible debt, interest-free government-backed loans and trade payables. The main purpose of these financial instruments is to raise cash for the Company’s operations. The Company has various financial assets such as trade receivables and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.

The main risks arising from the Company’s financial instruments are foreign currency risk, credit risk, interest rate risk and cash flow liquidity risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Foreign currency risk

The Company faces the following foreign currency exposures:

▪	Transaction risk arising from:

▪	Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.

▪	Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Nearly 100% of total revenues and approximately 96% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 61% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (US dollar versus euro fluctuations) corresponding to structural cost related future cash outflows.

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the year ended December 31, 2010 would have been $2,100,000 million.

Credit risk

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Company has subscribed to a credit insurance policy which provides assistance in determining credit limits and collection, in addition to some coverage of uncollectible amounts. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

For the year ended December 31, 2010, one Taiwan-based end customer represented 66% of total revenues and one China-based end customer represented 8% of total revenues. Accounts receivable from these two customers at December 31, 2010 were $8,892,000 and $1,463,000, respectively. In 2009, the same China-based end customer represented 30% of annual revenues and accounts receivable from this customer at December 31, 2009 totalled $1,275,000. There was no significant concentration of credit risk within the Company in 2007 and 2008 to the extent that no customers represented in excess of 10% of annual revenues.

With respect to credit risk arising from the other financial assets, which comprise cash and cash equivalents, the Company’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. Nearly all cash and cash equivalents are held in France at two large, international banks.

Vendor concentration risk

Access to foundry capacity is critical to the Company’s operations as a fabless semiconductor company. The Company depends on a sole independent foundry in Taiwan to manufacture its semiconductor wafers.

Interest rate risk

The following table sets out the carrying amount, by maturity, of the Company’s financial instruments that are exposed to interest rate risk:

	Within 1 year	1–2 years	2–3 years	3–4 years	4–5 years	More than 5 years

	(in thousands)
At December 31, 2010
Factoring	$36	$—	$—	$—	$—	$—
Bank convertible notes	3,340	—	—	—	—	—

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Liquidity risk

The Company monitors its risk of a shortage of funds using a cash flow planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g. accounts receivables, other financial assets) and projected cash flows from operations.

The Company has cash, short-term deposits, investments and financing facilities in amounts in excess of the its loans and financing obligations.

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

	(in thousands)
At December 31, 2009
Interest-bearing loans and borrowings	$3,754	—	—	—	—	—	$3,754
Interest-free loans	951	601	—	—	—	—	1,552
Trade payables	3,384	—	—	—	—	—	3,384
Other financial liabilities	3,380	—	—	—	—	—	3,380

	$11,469	601	—	—	—	—	$12,070

At December 30, 2010
Interest-bearing loans and borrowings	$3,564	—	—	—	—	—	$3,564
Interest-free loans	534	36	108	180	253	144	1,255
Trade payables	15,508	—	—	—	—	—	15,508
Other financial liabilities	5,270	—	—	—	—	—	5,270

	$24,876	36	108	180	253	144	$25,598

Capital management

The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

19.	Commitments and contingencies

Contingencies

From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business. On October 13, 2010, Altair Semiconductor Ltd., or Altair, filed a claim against Sequans Communications S.A., Sequans Communications Israel (2009) Ltd., and two Company employees in the Tel Aviv-Jaffa Regional Labor Court. The claim asserts that the Company caused two former Altair employees named in the claim to breach their contracts with Altair by offering employment to such individuals for the purpose of obtaining trade secrets of Altair. The Company believes the claim and allegations are without merit and intends to defend against them vigorously.

Operating leases

The Company has long-term operating leases for office rental. Future minimum undiscounted lease payments under operating leases are as follows:

	December 31,
	2008	2009	2010
	(in thousands)
Within one year	$927	$1,756	$1,860
After one year but not more than five years	1,193	5,721	3,684

Total minimum lease payments	$2,120	$7,477	$5,544

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Office space in Paris is rented under a nine-year lease ending in May 2014; the Company can terminate the lease without penalty as of each three-year anniversary with six months’ notice. The above minimum lease payments include payments through May 2011. Total operating lease expense for the year ended December 31, 2010 was $1,344,000 (2009: $1,323,000; 2008: $2,117,000).

Capital commitments

At December 31, 2010, the Company had no commitments to acquire fixed or other long-lived assets.

20.	Related party disclosures

There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. However the following investors own in excess of 10% of the share capital of the Company: Dr. Georges Karam (CEO), FCPR T-Source, ADD One LP and Kennet II LP. Three of five Directors are among these investors (Dr. Georges Karam, ADD One LP and Kennet II LP).

On January 11, 2006, the Company and Zvi Slonimsky, one of the its Directors, entered into an agreement whereby Mr. Slonimsky provides to the Company consultancy services in the area of business strategy in the broadband wireless access industry. This agreement expired on January 11, 2010 and a new agreement with the same terms and with retroactive effect to January 2010 was executed in May 2010. The new agreement terminates on January 11, 2012 and may be terminated earlier. In consideration for the consultancy services provided pursuant to this agreement, Mr. Slonimsky is entitled a fixed monthly fee of $3,000, which was increased to $3,333 in the year ended December 31, 2010, plus reimbursement of direct costs incurred in connection with such consultancy services. For the year ended December 31, 2010, consultancy services and related expenses incurred by the Company amounted to $41,000 (2009: $37,000; 2008: $38,000).

In addition to the above, Mr. Slonimsky was offered by the Company, on January 11, 2006, the possibility of subscribing for 225,000 warrants at the price of €0.02 per warrant. The warrants were subscribed by Mr. Slonimsky in the year ended December 31, 2007. Each warrant gives the holder the right to purchase one new Category A preference share of the Company at the price of €2.43 per share. Warrants may be exercised for a period of 10 years from the subscription date; all unexercised warrants become null and void at the end of the 10-year period. The right to exercise the subscribed warrants is earned at the rate of 1/48th per month for the period between the 1st and the 48th month following the date the services contract signed with the Company has entered in force. As of December 31, 2009, Mr. Slonimsky had not exercised any warrants. Share-based payment expense incurred in connection with this transaction amounted to $15,000 in the year ended December 31, 2010 (2009: $47,000; 2008: $106,000).

On August 23, 2010, the Company entered into a loan agreement with Eddy Tang, vice president, manufacturing operations, for an amount of €43,000 ($59,000), the purpose of which was to allow him to finance the subscription price of Series A preference shares issued as a result of the exercise of stock options previously granted to Mr. Tang which were expiring in September 2010. The loan agreement provided for the repayment of the principal in 24 monthly payments, beginning on October 8, 2011, at an interest of 3.79% paid annually.

No other transactions have been entered into with these or any other related parties in 2008, 2009 and 2010, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Compensation of key management personnel

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$1,814	$2,197	$2,288
Share-based payment expense for the year	216	391	376

Total compensation expense for key management personnel	$2,030	$2,588	$2,644

Key management personnel comprises the chief executive officer and all vice presidents reporting directly to him.

The employment agreement with the Chief Executive Officer calls for the payment of a termination indemnity of an amount equal to one year of his gross annual base remuneration in the event of his dismissal by the Board of Directors of the Company.

Through December 31, 2010, the non-executive members of the Board of Directors have not been paid any board fees. One non-executive board member is paid fees under the consulting agreement described above.

Directors’ interests in an employee share incentive plan

Other than the warrants granted to Mr. Slonimsky as described above, no stock options or warrants have been granted to members of the Board of Directors.

21.	Events after the reporting date

In a combined general meeting of January 11, 2011, the Company’s shareholders voted to approve:

▪	The nomination of James Patterson and Alok Sharma as independent members of the Board of Directors;

▪	The implementation of a policy to compensate independent directors;

▪	The grant of a total of 75,000 warrants to the Company’s three independent members of the Board of Directors; and

▪

A modification of the power delegated to the Board of Directors with respect to the granting of stock options and warrants so that the Board may use whatever criteria it deems most appropriate in determining the fair market value to be used as the exercise price in the stock options and warrants granted.

In its meeting of January 11, 2011, the Board of Directors granted a total of 183,500 founders warrants, 109,500 stock options to employees and 6,500 warrants to consultants. Such warrants, stock options and founders warrants have an exercise price of €6.28 ($8.10), based on a valuation of the Company on January 6, 2011 performed by management relying in part upon a report from an independent financial specialist.

Also on January 11, 2011, the consulting contract with our director Zvi Slominsky was terminated.

In a combined general meeting of March 8, 2011, the Company’s shareholders voted to approve:

▪	The nomination of Hubert de Pesquidoux and Dominique Pitteloud as independent members of the Board of Directors;

▪	The grant of a total of 50,000 warrants to the Company’s two new independent members of the Board of Directors;

▪	Conversion of all categories of preference shares into ordinary shares on a one-for-one basis, to occur immediately prior to an initial public offering;

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

▪	A 1-for-2 reverse split of the Company’s share capital, to occur immediately prior to an initial public offering;

▪

Modification of all outstanding warrants, founders warrants and stock option to reflect the conversion of preference shares into ordinary shares and the reverse split, immediately prior to an initial public offering;

▪	A capital increase in connection with an initial public offering of a maximum nominal amount of €250,000, corresponding to a maximum of 12,500,000 ordinary shares;

▪	A capital increase in connection with potential currently unidentified acquisitions of a maximum nominal amount of €50,000, corresponding to a maximum of 2,500,000 ordinary shares; and

▪	Delegation to Board the authority to create new warrant, founders warrant, stock option and restricted share plans which could result in the issuance of an aggregate total of 1,750,000 shares.

In its meeting of March 8, 2011, the Board of Directors granted a total of 1,058,500 founders warrants and 127,000 stock options to employees. Such stock options and founders warrants have an exercise price of €6.26 ($8.62), based on a valuation of the Company on February 28, 2011 performed by management relying in part upon a report from an independent financial specialist.

In its meeting of April 12, 2011, the Board of Directors noted that all necessary conditions for an initial public offering launch were met. Consequently, the Board of Directors voted on April 12, 2011 to approve the following resolutions:

▪	All preference shares were converted into ordinary shares and all preference share categories were cancelled; and

▪	A 1-for-2 reverse split of the Company’s share capital was made effective, which has been reflected throughout these Consolidated Financial Statements.

Through and including             ,         (the 25th date after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their allotments or subscriptions.

American Depositary Shares

Representing 9,166,666 Ordinary Shares

UBS Investment Bank	Jefferies

Baird	Needham & Company, LLC	Natixis

PART II

Information Not Required In Prospectus

Item 6. Indemnification of Officers and Directors.

We maintain liability insurance for our directors and officers. In connection with this offering, we intend to obtain additional coverage against liabilities under the Securities Act of 1933, as amended.

The underwriting agreement for this offering, a form of which is filed as an exhibit to this registration statement, provides that the underwriters are obligated, under certain circumstances, to indemnify our officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

Item 7. Recent Sales of Unregistered Securities.

Other than transactions and the grant and exercise of options described below, there have been no transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

From February 2008 to July 2010, we issued an aggregate of 3,520,504 Category E preference shares at a purchase price of €4.048 ($5.37) per share and an aggregate principal amount of €8.3 million ($11.1 million) of convertible notes, which are convertible into our Category E preference shares at a conversion price of €4.048 ($5.37) per share to 12 purchasers. All such Category E convertible notes have been converted into an aggregate of 2,062,500 Category E preference shares.

In October 2008, we issued €2.5 million of convertible notes to a single subscriber. As amended in June 2010, the notes are convertible into ordinary shares at the option of the holder at the IPO price.

Since January 1, 2008, we have issued stock options, founder warrants and warrants to purchase 2,620,500 Category A preference shares to employees, consultants and directors at exercise prices ranging from €4.048 ($5.37) to €6.28 ($8.33) per share to a total of 180 employees, consultants and directors under our equity plans.

Since January 1, 2008, we have issued an aggregate of 709,636 Category A preference shares to a total of 46 employees, consultants and directors at prices ranging from €0.80 ($1.06) to €4.048 ($5.37) per share pursuant to exercises of stock options, founder warrants and warrants as applicable under our equity plans.

The sales and issuances of the securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, including Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering and involving offers and sales of securities outside the United States, or Rule 701 promulgated under Section (3)(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All investors had adequate access, through their relationship with us, to information about us. Accordingly, the offering and issuance of such securities were not subject to the registration requirements of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

Exhibits

See exhibit index which is incorporated herein by reference.

Financial Statement Schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the several underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the several underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirement of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on April 14, 2011.

SEQUANS COMMUNICATIONS S.A.

By:	/S/ DR. GEORGES KARAM
Dr. Georges Karam
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/S/ DR. GEORGES KARAM Dr. Georges Karam	Chairman and Chief Executive Officer (Principal Executive Officer)	April 14, 2011

/S/ DEBORAH CHOATE Deborah Choate	Chief Financial Officer (Principal Financial and Accounting Officer)	April 14, 2011

* Michael Elias	Director	April 14, 2011

* David Ong	Director	April 14, 2011

* James Patterson	Director	April 14, 2011

* Hubert de Pesquidoux	Director	April 14, 2011

* Dominique Pitteloud	Director	April 14, 2011

* Alok Sharma	Director	April 14, 2011

* Zvi Slonimsky	Director	April 14, 2011

* T. Craig Miller	U.S. Representative	April 14, 2011

*By:	/S/ DR. GEORGES KARAM
Dr. Georges Karam Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1**	Form of Underwriting Agreement

3.1**	By-laws (statuts) of Sequans Communications S.A. (English translation)

3.2**	Form of By-laws of Sequans Communications S.A. to be in effect following the closing of the offering (English translation)

4.1**	Shareholders’ Agreement, by and between Sequans Communications S.A. and certain shareholders signatory thereto, dated January 31, 2008

4.2**	Form of Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares

4.3**	Form of American Depositary Receipt (included in Exhibit 4.2)

5.1	Opinion of Orrick Rambaud Martel

8.1	Tax Opinion of Orrick, Herrington & Sutcliffe LLP

8.2	Tax Opinion of Orrick Rambaud Martel

10.1**	Stock Option Subscription Plans—2006-1, 2006-2, 2006-3, 2006-4, 2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2

10.2**	BSA Subscription Plans—2006-1, 2006-2, 2006-3, 2007-1, 2007-2, 2008-1, 2008-2, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2

10.3**	BCE Subscription Plans—2006-1, 2006-2, 2007-1, 2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (English translation)

10.4**	Investment Agreement, by and between Sequans Communications S.A. and certain investors signatory thereto, dated September 22, 2009

10.5**	Investment Agreement, by and between Sequans Communications S.A. and certain investors signatory thereto, dated July 1, 2010

10.6**	Consultancy Services Agreement by and between Sequans Communications S.A. and Zvi Slonimsky, dated May 27, 2010

10.7**	Form of Letter Agreement by and between Sequans Communications S.A. and Board Nominee

10.8**	Loan Agreement by and between Sequans Communications S.A. and Eddy Tang, dated August 23, 2010

10.9**	Global Export Agreement by and between Sequans Communications S.A. and Natixis Factor, dated as of May 3, 2010 (English translation)

10.10†	Turbo Codes License Agreement by and between Sequans Communications S.A. and France Telecom, dated November 1, 2006, as amended on July 1, 2010

10.11**	Assembly & Testing Service Agreement by and between Sequans Communications S.A. and United Test and Assembly Center Ltd, dated as of November 8, 2010

10.12**	Commercial Lease by and between Sequans Communications S.A. and Groupama Immobilier S.A., dated as of May 11, 2005, as amended through Amendment No. 7 to Commercial Lease, dated as of March 7, 2011 (English translation)

10.13**	Lease by and between Sequans Communications Limited and Sergo (Winnersh) Limited, dated as of October 14, 2010

10.14**	Agreement by and between Sequans Communications S.A. and Oseo Innovation, dated as of February 22, 2006

Exhibit Number	Description of Exhibit

10.15**	Agreement by and between Sequans Communications S.A. and Oseo Innovation, dated as of January 6, 2010

10.16**	Agreement regarding the convertible notes subscription facility by and between Sequans Communications S.A. and Natixis S.A., dated December 14, 2007, as amended on June 23, 2010 and February 11, 2011 (English translation)

10.17**	Engagement letter by and between Sequans Communications S.A. and Qatalyst Partners LP, dated February 1, 2011

23.1	Consent of Ernst & Young Audit, independent registered public accounting firm

23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 8.1)

23.3	Consent of Orrick Rambaud Martel (included in Exhibit 5.1 and Exhibit 8.2)

24.1**	Power of Attorney

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested.